Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-274541

Prospectus Supplement No. 4

(To Prospectus dated April 26, 2024)

TKO GROUP HOLDINGS, INC.

This prospectus supplement updates, amends and supplements the prospectus dated April 26, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-274541). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained our Current Report on Form 8-K (except for the portion of the Current Report furnished pursuant to Item 7.01 thereof and the corresponding Exhibit 99.1 thereto not filed with the SEC), filed with the Securities and Exchange Commission on October 24, 2024, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

TKO Group Holdings, Inc.’s Class A common stock is quoted on the New York Stock Exchange under the symbol “TKO.” On October 23, 2024, the closing price of our Class A common stock was $126.00.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 8 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 24, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 23, 2024

TKO Group Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41797	92-3569035
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 Fifth Avenue, 7th Floor
New York, New York	10010
(Address of principal executive offices)	(Zip Code)

(646) 558-8333

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.00001 par value per share	TKO	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On October 23, 2024, TKO Operating Company, LLC, a Delaware limited liability company (“TKO”), and TKO Group Holdings, Inc., a Delaware corporation (“TKO PubCo” or the “Company” and, together with TKO, the “TKO Parties”), entered into a Transaction Agreement (the “Transaction Agreement”), by and among Endeavor Operating Company, LLC (“EOC”), a Delaware limited liability company and subsidiary of Endeavor Group Holdings, Inc., a Delaware corporation (“Endeavor”); IMG Worldwide, LLC, a Delaware limited liability company (“IMG Worldwide” and, together with EOC, the “EDR Parties”); and Trans World International, LLC, a Delaware limited liability company and subsidiary of Endeavor (“Trans World International”), pursuant to which, among other things and subject to the satisfaction or waiver of the conditions specified therein, the EDR Parties will directly or indirectly contribute, assign and transfer to TKO the Professional Bull Riders, On Location and IMG businesses currently operated by the EDR Parties (collectively, the “Transferred Businesses”), in exchange for 26,139,590 TKO Common Units, having an aggregate value of $3.25 billion (based on the volume-weighted average sales price of TKO PubCo Class A Common Stock for the twenty five trading days ending on October 23, 2024 (the “Closing Consideration”)), and will subscribe for an equivalent number of corresponding shares of TKO PubCo Class B Common Stock, subject to certain customary purchase price adjustments to be settled at the Closing in equity and cash (the foregoing, collectively, the “Transaction”). All defined terms used in this Current Report on Form 8-K that are not otherwise defined herein have the meanings ascribed to such terms in the Transaction Agreement.

Representations, Warranties and Covenants

The Transaction Agreement contains customary representations, warranties and covenants of the parties thereto. Between the date of the Transaction Agreement and the earlier of the Closing and the termination of the Transaction Agreement, subject to certain exceptions, the EDR Parties and the TKO Parties have agreed to certain covenants, including covenants regarding the operation of business and the use of reasonable best efforts to promptly obtain necessary regulatory approvals, subject to certain exceptions.

Closing Conditions

The Closing is expected to occur in the first half of 2025, subject to the satisfaction or waiver of certain customary conditions, including, among others, (i) the affirmative vote of holders of a majority of the voting power of TKO PubCo common stock in favor of adopting the Transaction Agreement, which shall be satisfied by the delivery of the written consent by the Specified Stockholders in the form attached to the Transaction Agreement (the “Written Consent”) (which has been satisfied by the delivery of the Written Consent by the Specified Stockholders), (ii) obtaining applicable regulatory approvals, (iii) the absence of any order or legal requirement that has the effect of making the Transaction illegal or otherwise restraining or prohibiting the consummation of the Transaction, (iv) the mailing of the information statement contemplated by Rule 14c-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by TKO PubCo to the stockholders of TKO PubCo, and the lapse of at least 20 calendar days from the date of completion of such mailing, (v) the consummation of the Pre-Closing Restructuring, (vi) the absence of a Business Material Adverse Effect, and (vii) customary conditions regarding the accuracy of the representations and warranties and material compliance by the parties with their respective obligations under the Transaction Agreement .

The Transaction Agreement also contemplates that the EDR Parties, the TKO Parties and certain of their respective Affiliates will enter into ancillary agreements as of Closing, including a transition services agreement, pursuant to which both parties will agree to provide certain services to each other for a specified period, and agreements with respect to the transfer and license of certain specified trademarks.

Indemnification

The Transaction Agreement contains customary indemnification provisions by both TKO and the EDR Parties with respect to, among other things, any breach of Fundamental Representations and Warranties and the performance of both pre-Closing and post-Closing covenants. Indemnification claims with respect to breach of any Fundamental Representations and Warranties will survive for three years following the Closing. Claims with respect to the performance of any pre-Closing covenants will survive for six months following the Closing, and claims with respect to the performance of any post-Closing covenants will survive in accordance with their terms or until fully performed. The EDR Parties have also agreed to indemnify the TKO Parties and their representatives with respect to certain pre-Closing tax liabilities and any liabilities arising from the Pre-Closing Restructuring.

Termination

The Transaction Agreement includes customary termination provisions for both TKO and the EDR Parties, whereby the parties may terminate the Transaction Agreement (i) by mutual written consent; (ii) if the Closing has not occurred within 11 months of the date of the Transaction Agreement (the “Outside Date”), provided that, if the conditions to Closing are satisfied other than the obtainment of the requisite regulatory approvals, then the Outside Date shall automatically be extended by an additional 90 days from the Outside Date; (iii) if the consummation of the Transaction is enjoined or prohibited by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction; and (iv) following a breach by the other party or parties of certain representations and warranties or covenants, subject to cure rights.

Treatment of Endeavor Equity Awards

The Transaction Agreement provides for certain treatment of equity or equity-based awards held by the Business Employees, Independent Contractors or Former Service Providers, as generally described below.

Each unvested restricted stock unit granted under Endeavor’s Amended and Restated 2021 Incentive Award Plan (each, an “Unvested EGH RSU”) held by a Business Employee or Independent Contractor that is outstanding immediately prior to the Closing will be assumed by TKO PubCo, and substituted for a TKO restricted stock unit (each, a “TKO RSU”), subject to terms and conditions that are substantially similar to the terms and conditions applicable to the corresponding Unvested EGH RSU immediately prior to such assumption; provided that the TKO RSUs will relate to a number of shares of TKO PubCo Class A Common Stock as determined pursuant to the Equity Award Adjustment Ratio.

The EDR Group will generally retain and be liable for (i) all Endeavor performance stock units, (ii) all options to purchase EGH Class A Common Stock, and (iii) all Endeavor restricted stock units held by Former Service Providers and phantom and cash-settled equity-based awards, each of which will be treated in accordance with the EDR Merger Agreement.

The foregoing description of the material terms of the Transaction Agreement is not complete and is qualified in its entirety by reference to the Transaction Agreement, a copy of which is attached hereto as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference. The Transaction Agreement and the foregoing summary of such agreement have been included to provide investors and stockholders with information regarding the terms of such agreement. The representations, warranties and covenants of the parties contained in the Transaction Agreement are made solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants are (i) made only for purposes of the Transaction Agreement, (ii) qualified by confidential disclosures made by the parties to each other in connection with the Transaction Agreement, (iii) subject to materiality qualifications contained in the Transaction Agreement which may differ from what may be viewed as material by investors, (iv) made only as of the date of the Transaction Agreement or such other date as is specified in the Transaction Agreement and (v) included in the Transaction Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Investors should not rely on the representations, warranties or covenants, or any descriptions thereof, as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Information concerning the subject matter of the representations and warranties may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Moreover, the Transaction Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties and other documents that the parties will file with the U.S. Securities and Exchange Commission (the “SEC”).

Item 3.02. Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 above regarding the Closing Consideration is incorporated into this Item 3.02 by reference. The equity to be issued as Closing Consideration is being offered and sold in private placements that are exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

Item 7.01. Regulation FD Disclosure.

On October 24, 2024, the Company issued a press release announcing the execution of the Transaction Agreement and the Board’s authorization of the capital return program discussed in Item 8.01 of this Current Report on Form 8-K. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, the Company announced an audio webcast will be held at 8:00 a.m. ET on October 24, 2024, discussing the Transaction and capital return program and providing an update on the Company’s expected results to be reported for the third quarter of 2024 and full-year guidance expectations. The webcast and accompanying presentation can be accessed at investor.tkogrp.com. A recording of the webcast will also be available on the website after the call concludes.

The information included under this Item 7.01 (including Exhibit 99.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 8.01. Other Events.

On October 24, 2024, the Company also announced that its Board has authorized a share repurchase program of up to $2.0 billion of its Class A common stock and the approval of a quarterly cash dividend program pursuant to which holders of the Company’s Class A common stock will receive their pro rata share of $75.0 million quarterly distributions to be made by TKO. The share repurchase program authorization and repurchases thereunder and approval to initiate a quarterly cash dividend program are separate from and are not conditional upon the signing or closing of the Transaction.

The Company will determine at its discretion the timing and the amount of any repurchases based on its evaluation of market conditions, share price, and other factors. Repurchases under the share repurchase program may be made in the open market, in privately negotiated transactions or otherwise, and the Company is not obligated to acquire any particular amount under the share repurchase program. The share repurchase program has no expiration, is expected to be completed within approximately three to four years and may be modified, suspended, or discontinued at any time.

The Company’s dividend will be paid quarterly to the holders of the Company’s Class A common stock. The Company intends to begin making quarterly cash dividend payments on March 31, 2025. Future declarations of quarterly dividends are subject to the determination and discretion of the Company based on its consideration of various factors, such as its results of operations, financial condition, market conditions, earnings, cash flow requirements, restrictions in its debt agreements and legal requirements and other factors that the Company deems relevant.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements in this Current Report on Form 8-K that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Transaction, including the anticipated timing of the Closing, the parties’ ability to complete the Transaction, the parties’ entry into related ancillary agreements, the expected share ownership of the Company following the Transaction’s consummation, and expectations regarding the Company’s capital return program, including the purchases under and completion of the share repurchase program and the Company’s dividend program, including the expected timing and amount of dividends thereunder. The words “believe,” “may,” “will,” “estimate,” “potential,”

“continue,” “anticipate,” “intend,” “expect,” “could,” “contemplates,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. Any such forward-looking statement represents management’s expectations as of the date of this filing. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the Company’s businesses and the price of its securities; uncertainties as to the timing of the Closing and the possibility that any or all of the various conditions to the Closing may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreement and the Transaction; the effect of the announcement, pendency or completion of the Transaction on the Company’s business relationships, operating results, and business generally; the Transaction may involve unexpected costs, liabilities and/or delays; the Company’s businesses may suffer as a result of uncertainty surrounding the Transaction and disruptions of management’s attention due to the Transaction; the risk that integration of the Transferred Businesses post-closing may not occur as anticipated; unfavorable outcome of legal proceedings that may be instituted against the Company following the announcement of the Transaction; the risk that the Company’s stock price may decline following the announcement of the Transaction; and risks related to the capital return program. These and other important factors discussed in Part I, Item 1A “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as any such factors may be updated from time to time in the Company’s other filings with the Securities and Exchange Commission, could cause actual results to differ materially from those indicated by the forward-looking statements contained in this Current Report on Form 8-K. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1*	Transaction Agreement, dated October 23, 2024, by and among Endeavor Operating Company, LLC, TKO Operating Company, LLC, TKO Group Holdings, Inc., IMG Worldwide, LLC, and Trans World International, LLC.

99.1	Press Release, dated October 24, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TKO GROUP HOLDINGS, INC.

By:	/s/ Andrew Schleimer
Name:	Andrew Schleimer
Title:	Chief Financial Officer

Date: October 24, 2024

Exhibit 10.1

Execution Version

TRANSACTION AGREEMENT

by and among

TKO OPERATING COMPANY, LLC,

TKO GROUP HOLDINGS, INC.,

ENDEAVOR OPERATING COMPANY, LLC,

IMG WORLDWIDE, LLC

and

TRANS WORLD INTERNATIONAL, LLC

Dated as of October 23, 2024

i

EDR Disclosure Letter

TKO Disclosure Letter

EXHIBITS

Exhibit A    Form of Transition Services Agreement

Exhibit B    Written Consent

Exhibit C    Form of Trademark Assignment Agreement

Exhibit D    Form of Trademark License Agreement

TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT (this “Agreement”), dated as of October 23, 2024, is entered into by and among IMG Worldwide, LLC, a Delaware limited liability company (“IMG Worldwide”), Endeavor Operating Company, LLC, a Delaware limited liability company (“EOC” and, together with IMG Worldwide, the “EDR Parties”), Trans World International, LLC (the “Company”), TKO Operating Company, LLC, a Delaware limited liability company (“TKO”) and TKO Group Holdings, Inc., a Delaware corporation (“TKO PubCo”, and together with TKO, the “TKO Parties”). All capitalized terms used but not defined herein shall have the meanings specified in Article I.

RECITALS

WHEREAS, immediately prior to the execution of this Agreement, EGH, EOC, William Morris Endeavor Entertainment, LLC, Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P. and Ariel Emanuel entered into that certain Amendment to the Letter Agreement by and among EGH, EOC, William Morris Endeavor Entertainment, LLC, Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., dated as of April 2, 2024 pursuant to which Ariel Emanuel waived his rights to receive a certain asset sale bonus;

WHEREAS, immediately prior to the execution of this Agreement, EGH, EOC and Mark Shapiro entered into that certain Amendment No. 3 to Term Employment Agreement pursuant to which Mark Shapiro agreed to waive his rights to receive certain asset sale bonuses;

WHEREAS, immediately prior to the execution of this Agreement, EGH, EOC, Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., William Morris Endeavor Entertainment, LLC and Mark Shapiro entered into that certain Amendment to Amended and Restated Term Employment Agreement pursuant to which Mark Shapiro agreed to waive his rights to receive certain asset sale bonuses;

WHEREAS, following the completion of the Pre-Closing Restructuring, the EDR Parties will collectively own all of the issued and outstanding equity interests of the Company and forty-five percent (45%) of the issued and outstanding equity interests of Euroleague Ventures S.A. (“Euroleague JV”) (and such interests, collectively, the “Transferred Equity Interests”), with such portion of the Transferred Equity Interests directly owned by each of the EDR Parties following the completion of the Pre-Closing Restructuring as set forth in Section 1.01 of the EDR Disclosure Letter (the “EDR Allocation Schedule”);

WHEREAS, (a) the EDR Parties, directly or indirectly, operate the Businesses through the Company and certain of its Affiliates and (b) prior to the Closing, the EDR Parties will cause the Pre-Closing Restructuring to be effected;

WHEREAS, the parties desire that, at the Closing, among other things, (a) the EDR Parties shall contribute, assign and transfer to TKO all of the Transferred Equity Interests and (b) TKO shall acquire and accept from the EDR Parties all of the Transferred Equity Interests in exchange for their respective portion of the Equity Consideration as set forth on the EDR Allocation Schedule, in each case, upon the terms and subject to the conditions set forth herein;

WHEREAS, TKO PubCo desires to issue and sell shares of TKO PubCo Class B Common Stock (as defined below) to each of the EDR Parties, and each of the EDR Parties desires to subscribe for and acquire such shares of TKO PubCo Class B Common Stock, in each case, upon the terms and subject to the conditions set forth herein;

WHEREAS, TKO acknowledges that the Businesses rely upon resources of the Remaining EDR Group that will not be transferred to TKO in connection with this Agreement;

WHEREAS, the board of directors of TKO PubCo (the “TKO Board”) established a special committee of the TKO Board consisting of independent and disinterested directors of TKO PubCo (the “Special Committee”) to, among other things, review, evaluate and negotiate this Agreement and the Transaction and, if the Special Committee deems appropriate, recommend that the TKO Board approve the execution and delivery of this Agreement by TKO PubCo and TKO, and the TKO Board has agreed not to approve the Transaction or authorize the execution and delivery of this Agreement without a prior favorable recommendation of the Transaction by the Special Committee;

WHEREAS, the Special Committee has unanimously (a) determined that this Agreement and the Transaction, on the terms and subject to the conditions set forth herein, are advisable, fair to and in the best interests of TKO PubCo and its Public Stockholders and (b) recommended that the TKO Board (i) approve this Agreement and the Transaction and (ii) recommends adoption and approval of this Agreement and the Transaction to the stockholders of TKO PubCo (such recommendation, the “Special Committee Recommendation”);

WHEREAS, the Independent (as defined in the Governance Agreement) directors have unanimously (a) determined that this Agreement and the Transaction are fair to and in the best interests of TKO PubCo and its stockholders, including the Public Stockholders, (b) approved and declared advisable this Agreement and the Transaction, (c) authorized and approved the execution, delivery and performance by TKO PubCo of this Agreement and the consummation of the Transaction upon the terms and subject to the conditions set forth herein and (d) recommended the adoption of this Agreement by the stockholders of TKO PubCo;

WHEREAS, the WWE Designees (as defined in the Governance Agreement, dated as of September 12, 2023, by and between EGH, EOC, January Capital Sub, LLC, January Capital Holdco, LLC, TKO, TKO PubCo and Vincent K. McMahon, as amended by Amendment No. 1 thereto dated as of January 23, 2024 (the “Governance Agreement”)) have unanimously (a) determined that this Agreement and the Transaction are fair to and in the best interests of TKO PubCo and its stockholders, including the Public Stockholders, (b) approved and declared advisable this Agreement and the Transaction, (c) authorized and approved the execution, delivery and performance by TKO PubCo of this Agreement and the consummation of the Transaction upon the terms and subject to the conditions set forth herein and (d) recommended the adoption of this Agreement by the stockholders of TKO PubCo;

WHEREAS, the TKO Board has, acting upon the Special Committee Recommendation, unanimously (a) determined that this Agreement and the Transaction are fair to and in the best interests of TKO PubCo and its stockholders, including the Public Stockholders, (b) approved and declared advisable this Agreement and the Transaction, (c) authorized and approved the execution, delivery and performance by TKO PubCo of this Agreement and the consummation of the Transaction upon the terms and subject to the conditions set forth herein and (d) recommended the adoption of this Agreement by the stockholders of TKO PubCo;

WHEREAS, TKO PubCo, in its capacity as the managing member of TKO, has (a) determined that this Agreement and the Transactions are fair to and in the best interests of TKO and its members, (b) approved and declared advisable this Agreement and the Transaction and (c) authorized and approved the execution, delivery and performance by TKO of this Agreement and the consummation of the Transaction upon the terms and subject to the conditions set forth herein; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Certain Defined Terms. For purposes of this Agreement:

“Accounting Principles” means the accounting principles, procedures, policies, practices and methods set forth in Section 1.01(j) of the EDR Disclosure Letter attached hereto.

“Action” means any complaint, claim, demand, cause of action, suit, litigation, arbitration, audit, hearing, investigation or other proceeding (whether civil, commercial, administrative, criminal or investigative) by or before any Governmental Authority (including any arbitrator).

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. As used in this definition, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management or policies of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract or otherwise. For the avoidance of doubt, with respect to any period following the Closing, each of the Transferred Entities and the Company-Controlled JVs shall be deemed to be an “Affiliate” of the TKO Parties and not an “Affiliate” of any EDR Party or other member of the Remaining EDR Group. Notwithstanding the foregoing and anything to the contrary herein, except for purposes of Section 10.04 (Procedures), Section 12.13 (Non-Recourse), Section 12.15 (Waiver of Conflicts; Non-Assertion of Attorney-Client Privilege) and the definitions of “EDR Indemnified Parties” and “EDR Related Parties” in this Agreement, (a) no investor in any of EGH, Endeavor Manager, EOC, or any of their respective Affiliates (other than the EDR Group) shall be considered Affiliates of any EDR Party for any purposes herein and (b) no investor in any of the TKO Parties or any of their respective Affiliates (other than TKO PubCo and its Subsidiaries) shall be considered Affiliates of any TKO Party for any purposes herein. Notwithstanding anything to the contrary herein, (i) none of TKO Group Holdings, Inc., TKO Operating Company, LLC or any Subsidiary thereof or any investor therein (other than the EDR Group) shall be considered Affiliates of any EDR Party for any purposes herein, and (ii) none of the EDR Group or investors in any of EGH, Endeavor Manager or EOC or any of their respective Affiliates (other than TKO Group Holdings, Inc. and its Subsidiaries) shall be considered Affiliates of any TKO Party for any purposes herein.

“Ancillary Agreements” means the Transition Services Agreement, the Trademark Assignment Agreements and the Trademark License Agreement, but for the avoidance of doubt, Ancillary Agreements shall exclude the Conveyancing and Assumption Instruments.

“Anti-Corruption Laws” means all applicable U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977.

“Anti-Money Laundering Laws” means all applicable U.S. and non-U.S. anti-money laundering Laws or Laws governing countering the financing of terrorism, including the financial and reporting requirements contained therein, and including the Bank Secrecy Act of 1970, as amended, and its implementing regulations, applicable provisions of the USA Patriot Act of 2001, the Money Laundering Control Act of 1986, and the Anti-Money Laundering Act of 2020, and all other similar Laws.

“Antitrust Laws” means the Sherman Act of 1890, as amended, the Clayton Act of 1914, as amended, and any other federal, state, or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Assumed Benefit Plan” means any Benefit Plan (a) which is maintained or sponsored solely by a Transferred Entity or otherwise transferred to a Transferred Entity by operation of Law or (b) set forth on Section 3.16(a) of the EDR Disclosure Letter and identified as an Assumed Benefit Plan.

“Assumed Employee Liabilities” means any and all Employee Liabilities (i) arising out of, relating to, resulting from, or with respect to, the employment or engagement or termination of employment or engagement of any Business Employee, Independent Contractor or Former Service Provider (including any M&A qualified beneficiary (within the meaning of U.S. Treasury Regulation §54.4980B-9)), whenever incurred (including Liabilities under any Benefit Plan (including any EDR Plan) with respect to such individuals (other than (x) with respect to Former Service Providers, any Employee Liabilities under EDR Plans, (y) as a result of any act or omission of the EDR Parties and its Affiliates (not including the TKO Parties and its Subsidiaries) solely to the extent such act or omission is a breach of the terms of a Benefit Plan or applicable Law and (z) under any Benefit Plan, other than an Assumed Benefit Plan, where such Employee Liabilities are incurred solely due to events or circumstances arising following the Closing)), (ii) arising out of, relating to, resulting from, or with respect to, any Assumed Benefit Plan, whenever incurred, (iii) in respect of severance or termination payments arising out of, relating to, resulting from, or with respect to, the termination of employment of any Business Employee in connection with the Pre-Closing Restructuring (x) in full if and only if incurred primarily by reason of acts or omissions by the TKO Parties and its Affiliates (not including EGH and its Subsidiaries), or (y) in all other instances, equal to 50% of any such severance or termination liabilities or (iv) expressly assumed by the TKO Parties or their Affiliates in accordance with the provisions of Article VII.

“Benefit Plan” means each (i) “employee benefit plan” (as such term is defined in ERISA Section 3(3), whether or not subject to ERISA), and (ii) any other compensation or benefits plan, program or arrangement, including any employment, consulting, retirement, pension, deferred compensation, medical, dental, disability, life, severance, retention, vacation, or cash or equity based bonus or incentive plan, program, agreement or arrangement, in each case of clauses (i) and (ii), that is sponsored, maintained or contributed to by the EDR Parties or the Transferred Entities for the benefit of, or pursuant to which the EDR Parties or the Transferred Entities has or would reasonably be expected to have, any Liability to, any Business Employee, Independent Contractor or Former Service Provider (or dependent thereof) (whether or not an “employee benefit plan” within the meaning of Section 3(3) of ERISA), excluding (a) any plan, program or agreement required by, or sponsored or maintained in whole or in part by, any Governmental Authority, or (b) any “multiemployer plan” (as defined in Section 3(37) of ERISA).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York is closed.

“Business Employee” means (a) each Business Unit Business Employee and (b) each Corporate Business Employee, but excluding (c) Excluded Employees.

“Business Material Adverse Effect” means any event, circumstance, development, change or effect (collectively, an “Effect”) that, individually or in the aggregate, (i) is or would reasonably be expected to be materially adverse to the results of operations or the financial condition of the Businesses (taken as a whole) or (ii) prevents or would reasonably be expected to prevent or materially delay the ability of the EDR Parties or the Company to consummate the Transaction by the Outside Date; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Business Material Adverse Effect” solely in the case of the foregoing clause (i): (a) Effects that generally affect the industry or markets in which the Businesses operate (including legal and regulatory changes); (b) any change in national or international political, economic or social conditions or the securities markets, including Effects caused by any outbreak or escalation of war, sabotage, cyberattack, act of foreign enemies, hostilities, terrorist activities or other civil unrest; (c) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters or any other act of God or force majeure events; (d) any changes in Laws, regulatory policies or accounting requirements or principles (including GAAP) or the interpretations thereof; (e) any stoppage or shut down of any Governmental Authority; (f) any change in interest rates or economic, political, business or financial market conditions generally (including any changes in credit, financial, commodities, securities or banking markets); (g) the existence, occurrence or continuation of Effects caused by any pandemic or public health emergency; (h) any failure in and of itself (as distinguished from any Effect giving rise to or contributing to such failure) by the Businesses to meet projections or forecasts; (i) Effects arising from or related to the announcement, execution or performance of this Agreement, or the pendency or consummation of the Transaction, including losses or threatened losses of employees, customers, vendors or others having relationships with the Businesses (other than for purposes of Section 3.02 or Section 3.03 to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution of this Agreement or the consummation of the Transaction and the other transactions contemplated hereby); and (j) any Effect arising from or related to (x) any action expressly required to be taken by the EDR Parties pursuant to this Agreement or at the express written request of TKO, or (y) TKO’s failure to consent in a timely manner to any of the actions restricted by Section 5.01 if such consent was required to be provided pursuant to Section 5.01; provided that an Effect referenced in the foregoing clauses (a)–(g) shall only be excluded for the purpose of determining whether there has been a “Business Material Adverse Effect” to the extent such Effect has not had or would not reasonably be expected to have a disproportionate impact on the business, properties, financial condition or results of operations of the Businesses, taken as a whole, relative to other affected participants in the industries in which the Businesses operate (and the incrementally disproportionate impact thereof (and solely such incrementally disproportionate impact) shall be included for the purpose of determining whether there has been a “Business Material Adverse Effect”).

“Business Unit Business Employee” means each individual employed by any of (i) the Transferred Entities or (ii) any member of the EDR Group, in each case whose duties or responsibilities primarily relate to the Business, each of whom, as of September 4, 2024, is in the list provided to counsel to the TKO Parties by email from counsel to the EDR Parties on the date hereof, which list identifies each such individual as a “Business Unit Business Employee” (as may be updated to include any individuals who become or cease to be Business Unit Business Employees following the date of this Agreement in accordance with the terms herein).

“Businesses” means, collectively, the OLE Business, the PBR Business, the IMG Media Business, the Golf Events Business, the Formula Drift Business, the Mailman Business and the International Ice Skating Business (each of which may be referred to herein as a “Business”).

“Calculation Time” means 12:01 a.m. (Eastern time) on the Closing Date.

“Cash and Cash Equivalents” means, as of any date or time, the sum of (i) an amount of actual cash and cash equivalents (including marketable securities, short-term investments and other liquid investments but excluding Restricted Cash) (together with any accrued interest thereon) of the Transferred Entities calculated in accordance with the Accounting Principles, equal to the lesser of (x) $25,000,000 and (y) the aggregate amount of such cash and cash equivalents of the Transferred Entities calculated in accordance with the Accounting Principles, (ii) the aggregate amount of restricted cash up to $12,500,000 resulting from the items set forth on Section 1.01(b)(ii) of the EDR Disclosure Letter calculated in accordance with the Accounting Principles (“Restricted Cash”), and (iii) the items set forth on Section 1.01(b)(iii) of the EDR Disclosure Letter (the “Future Events Payments”) (excluding the amount of any Future Events Payments made in violation of Section 5.01(q)). Notwithstanding the foregoing, “Cash and Cash Equivalents” shall include (solely to the extent not reflected in accounts receivable included in the calculation of Net Working Capital) the aggregate amount of checks that have been deposited to a bank account held by a Transferred Entity but have not cleared and any other wire transfers or drafts deposited or received and available for deposit by the Transferred Entities, and shall be reduced (solely to the extent not reflected in accounts payable included in the calculation of Net Working Capital or Indebtedness) by any checks issued by the Businesses or the Transferred Entities which have not yet been deposited or that have been deposited but have not cleared. An illustrative calculation of Cash and Cash Equivalents as of the Reference Date is set forth on Section 1.01(k) of the EDR Disclosure Letter.

“Closing Adjustment Amount” means an amount equal to (a) the Closing Net Working Capital Adjustment Amount, minus (b) the Closing Indebtedness, plus (c) the Closing Cash.

“Closing Equity Consideration” means 26,139,590 TKO Common Units (subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends, or similar events affecting the price per share of TKO PubCo Class A Common Stock or TKO Common Units after the execution of this Agreement, but excluding any such transactions announced prior to the date of this Agreement and any stock repurchase program or cash dividends announced on the date of this Agreement or concurrently with the announcement of the Transaction).

“Closing Net Working Capital Adjustment Amount” means: (a) if Closing Net Working Capital is (i) greater than or equal to the Lower Working Capital Collar and (ii) less than or equal to the Upper Working Capital Collar, an amount equal to $0; (b) if Closing Net Working Capital exceeds the Upper Working Capital Collar, the amount of such excess (over the Upper Working Capital Collar, expressed as a positive number); and (c) if Closing Net Working Capital is less than the Lower Working Capital Collar, the amount of such shortfall (from the Lower Working Capital Collar, expressed as a negative number).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company-Controlled JV” means a Company JV that is a Subsidiary of the EDR Parties as set forth on Section 3.05(b)(i) of the EDR Disclosure Letter.

“Company JV” means a non-wholly owned legal entity, joint venture, partnership, minority investment or similar arrangement in respect of which the EDR Group’s (including the Transferred Entities’) equity interests or other rights constitute a Transferred Asset or to which any Transferred Entity is otherwise a party, a list of which (as of the date of this Agreement) is set forth on Section 3.05(b)(i) of the EDR Disclosure Letter.

“Consent” means any approval, consent, ratification, waiver or other authorization of any Person or Governmental Authority.

“Contract” means any legally binding contract, lease, indenture, agreement or other commitment.

“Conveyancing and Assumption Instruments” means, collectively, the various Contracts and other documents (including bills of sale, stock powers, certificates of title, assignments of Contracts, assignments of Intellectual Property, consents (to the extent obtained), permits, easements, leases, deeds and other instruments of conveyance) entered into at, prior to or following the Closing to effect the transfer of Transferred Assets and Excluded Assets (as applicable) and the assumption of Transferred Liabilities and Excluded Liabilities (as applicable), in each case, in the manner contemplated by this Agreement and the Pre-Closing Restructuring.

“Corporate Business Employee” means each individual employed by any of (i) the Transferred Entities or (ii) any member of the EDR Group, in each case, who is in the list provided to counsel to the TKO Parties by email from counsel to the EDR Parties on the date hereof, which list identifies each such individual as a “Corporate Business Employee” (as may be updated to include any individuals who become or cease to be Corporate Business Employees following the date of this Agreement in accordance with the terms herein).

“Delayed Transfer Business Employee” means each of the Business Employees employed in France, Germany, Hong Kong, Hungary, India, Italy, Taiwan and Spain and such other jurisdictions as mutually agreed, such agreement not to be unreasonably withheld, conditioned or delayed.

“DGCL” means the Delaware General Corporation Law.

“Disclosure Letters” means the EDR Disclosure Letter and the TKO Disclosure Letter delivered with and attached hereto.

“EDR Disclosure Letter” means the Disclosure Letter prepared by the EDR Parties and delivered to the TKO Parties in connection with the execution and delivery of this Agreement.

“EDR Group” means EGH and its direct or indirect Subsidiaries and controlled Affiliates (excluding the TKO Parties and their direct or indirect Subsidiaries and controlled Affiliates).

“EDR Group Credit Facility” means that certain First Lien Credit Agreement, dated as of May 6, 2014 (as amended and restated by Amendment No. 5, dated as of May 18, 2018, Amendment No. 6, dated as of February 18, 2020, Amendment No. 7, dated as of April 2, 2020, Amendment No. 8, dated as of May 13, 2020, Amendment No. 9, dated as of April 19, 2021, Amendment No. 10, dated as of April 10, 2023, Amendment No. 11, dated as of June 26, 2023, and Amendment No. 12, dated as of May 1, 2024, and as further amended, restated, supplemented or otherwise modified from time to time), among WME IMG Holdings, LLC, WME IMG, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC, JP Morgan Chase Bank, N.A., as administrative agent, and the lenders from time to time party thereto.

“EDR Marks” means all trademarks, tradenames and other source identifiers owned by a member of the Remaining EDR Group, including (i) those trademarks, tradenames and other source identifiers that incorporate the terms or associated logos of “Endeavor,” either alone or in combination with other words and (ii) all marks, trade dress, logos, domain names and other source identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words.

“EDR Merger Agreement” means that certain Agreement and Plan of Merger, dated as of April 2, 2024, by and among Wildcat EGH Holdco, L.P., Wildcat Opco, L.P., Wildcat Pubco Merger Sub, Inc., Wildcat Manager Merger Sub, L.L.C., Wildcat Opco Merger Sub, L.L.C., EGH, Endeavor Manager, EOC and the other parties thereto (as amended, restated, supplemented or otherwise modified from time to time).

“EDR Name” means the name(s) “Endeavor” and any derivations thereof used either alone or in combination with other words.

“EDR Phantom Equity Award” means each phantom equity award issued by the EDR Group to certain Business Employees, Independent Contractors or Former Service Providers that are payable following the Closing or other equity-based award as otherwise specified on the Equity Schedule.

“EDR Plan” means a Benefit Plan that is not an Assumed Benefit Plan.

“EDR Tax Filings” means: (a) any Tax Return or other Tax filing with respect to a consolidated, combined, unitary or other Tax group that includes an EDR Party or any of its Affiliates (other than such a group that consists of only the Transferred Entities); and (b) any Tax Return or other Tax filing of an EDR Party or any of its Affiliates (other than the Transferred Entities).

“EDR/EGH Equity Awards” means the EDR Phantom Equity Awards, EGH Options, and EGH RSUs.

“EGH” means Endeavor Group Holdings, Inc., a Delaware corporation.

“EGH Equity Plan” means the Endeavor Group Holdings, Inc. Amended and Restated 2021 Incentive Award Plan (as may be amended from time to time).

“EGH Options” means options to purchase Class A common stock of EGH granted pursuant to the EGH Equity Plan held by any Business Employee, Independent Contractors or Former Service Providers.

“EGH PSUs” means restricted stock units that are subject to stock price or other performance-based vesting granted under the EGH Equity Plan held by any Business Employee, Independent Contractors or Former Service Providers.

“EGH RSU” means each restricted stock unit that vests solely based on continued service granted under the EGH Equity Plan (other than EGH PSUs) held by any Business Employee, Independent Contractor or Former Service Provider.

“EGH Stock Price” with respect to an EGH RSU, means (1) if the transactions contemplated by the EDR Merger Agreement have been consummated or the EDR Merger Agreement has not been terminated, the Company Merger Consideration (as defined in the EDR Merger Agreement, which is $27.50 as of the date hereof) applicable to shares of Class A Common Stock of EGH (“EGH Class A Common Stock”) (subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends, or similar events affecting the price per share of EGH Class A Common Stock, excluding any such transactions that are announced prior to the date hereof) or (2) in any other circumstance, the volume-weighted average sales price per share of EGH Class A Common Stock on the NYSE, as calculated by Bloomberg Financial LP under the function “VWAP” (or, if not available, in another authoritative source mutually selected by the EDR Parties and TKO Parties), over the five consecutive trading days ending on the second trading day immediately prior to the Closing Date (subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends, extraordinary cash dividends or dividends or other distributions of property or similar events affecting the price per share of EGH Class A Common Stock during such five consecutive trading day period, excluding any such transactions that are announced prior to the date hereof).

“Employee Liabilities” means all Liabilities of the EDR Group or any of its Affiliates (including any Transferred Entity), members of their respective groups and predecessors and former Affiliates of the foregoing, arising out of, by reason of, or otherwise in connection with or related to, the employment or engagement of, or termination of the employment or engagement of, any employee (which, for the avoidance of doubt, shall include any employee leased or engaged through a third-party entity) or individual service provider (including global employee mobility), or any applicant’s application for employment or engagement (including Liabilities under any Benefit Plan with respect to such individuals).

“Endeavor Manager” means Endeavor Manager, LLC, a Delaware limited liability company.

“Environmental Law” means any applicable Law in effect as of the date of this Agreement relating to hazardous or toxic substances, contaminants, pollutants or the protection of the environment.

“Equity Award Adjustment Ratio”, with respect to any EGH RSU, shall mean a fraction, the numerator of which is the EGH Stock Price and the denominator of which is the TKO Stock Price.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any person, any corporation, trade or business which, together with such person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Estimated Accrued Income Taxes” means an amount (which shall not be less than zero in any jurisdiction) equal to the unpaid income Taxes of the Transferred Entities for any Pre-Closing Tax Period beginning on or after January 1, 2023 and ending on or prior to the Closing Date and that are reported on an income Tax Return for which the original filing of such Tax Return is first due after the Closing and which Tax Return has not been filed as of the Closing, determined solely in respect of Taxes reported on income Tax Returns required to be filed by, or with respect to, a Transferred Entity in a jurisdiction in which the applicable Transferred Entity filed an income Tax Return in the most recently completed income Tax Return compliance period or where the applicable Transferred Entity commenced operations since the most recently completed income Tax Return compliance period. For the avoidance of doubt, Estimated Accrued Income Taxes shall be (x) calculated after giving effect in each applicable jurisdiction to any loss carryforward and/or interest expense carryforward or similar attributes available to offset income in such jurisdiction, and (y) determined (A) consistent with Section 8.02; (B) without regard to any accruals or reserves established or required to be established under GAAP methodologies for contingent income Taxes or with respect to uncertain Tax positions; (C) by excluding any Tax liability or reduction to any income Tax refund receivable attributable to any action taken by TKO or any of its Affiliates (including, after the Closing, the Transferred Entities) after the Closing outside the Ordinary Course of Business; (D) in accordance with the accounting methodology and the past practices (including reporting positions, elections and accounting methods) of the applicable Transferred Entity in preparing Tax Returns with respect to income Taxes (except as otherwise required by applicable Law); (E) by applying applicable Tax Laws, rather than by applying the Accounting Principles; and (F) by taking into account any pre-Closing estimated income Tax payments or overpayments of income Taxes or other income Tax refund receivables as an offset against Tax otherwise due, to the extent such attributes, payments or other items actually reduce cash Taxes payable in respect of taxable periods included in the determination of Estimated Accrued Income Taxes in the applicable jurisdiction (or would reduce such cash Taxes if the taxable period closed on the Closing Date). For the avoidance of doubt, in no event will Estimated Accrued Income Taxes include income Taxes required to be paid by the EDR Parties or its Affiliates (other than the Transferred Entities) after the Closing.

“Estimated Adjustment Amount” means an amount equal to (a) the Estimated Closing Net Working Capital Adjustment Amount, minus (b) the Estimated Closing Indebtedness, plus (c) the Estimated Closing Cash.

“Estimated Closing Net Working Capital Adjustment Amount” means: (a) if Estimated Closing Net Working Capital is (i) greater than or equal to the Lower Working Capital Collar and (ii) less than or equal to the Upper Working Capital Collar, an amount equal to $0; (b) if Estimated Closing Net Working Capital exceeds the Upper Working Capital Collar, the amount of such excess (over the Upper Working Capital Collar, expressed as a positive number); and (c) if Estimated Closing Net Working Capital is less than the Lower Working Capital Collar, the amount of such shortfall (from the Lower Working Capital Collar, expressed as a negative number).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” means (a) all assets and properties of the EDR Group (and the Transferred Entities) as of immediately prior to the Closing (after giving effect to the Pre-Closing Restructuring) that are not Transferred Assets, (b) any and all causes of action, lawsuits, judgments, Actions, claims and demands of any nature available to or being pursued by the EDR Parties or any of their Affiliates (including counterclaims) and defenses against third parties to the extent primarily relating to any of the Excluded Liabilities, and (c) any and all rights of the EDR Parties pursuant to this Agreement or any Ancillary Agreement.

“Excluded EDR Businesses” means all the businesses and other activities conducted by the EDR Group and their Affiliates as of the date hereof and as of the Closing, other than the Businesses.

“Excluded Employee Liabilities” means any and all Employee Liabilities (other than Assumed Employee Liabilities) (i) arising out of, relating to, resulting from, or with respect to, the employment or engagement or termination of employment or engagement of any current or former officer, director, employee or other service provider of the EDR Group or any of its Affiliates, whenever incurred, (ii) arising out of, relating to, resulting from, or with respect to, any EDR Plan or other “employee benefit plan” (as such term is defined in ERISA Section 3(3), whether or not subject to ERISA) sponsored, maintained, contributed to or established by any member of the EDR Group or any of its Affiliates (other than Assumed Benefit Plans), in either case, whenever incurred, and (iii) expressly retained or assumed by the Remaining EDR Group in accordance with the provisions of Article VII.

“Excluded Employees” means any employees of the Transferred Entities as listed on the Excluded Employees List (as may be updated from time to time by the EDR Parties in accordance with the terms of this Agreement).

“Excluded Employees List” means the list provided to counsel to the TKO Parties by email from counsel to the EDR Parties on the date hereof and which list identifies each Excluded Employee together with such individual’s name (as may be updated from time to time by the EDR Parties in accordance with the terms of this Agreement).

“Excluded Liabilities” means any and all Liabilities of the EDR Group or the Transferred Entities other than Transferred Liabilities, and for the avoidance of doubt including (i) any and all Specified Excluded Liabilities, (ii) Transaction Expenses, (iii) the Excluded Employee Liabilities and (iv) any and all obligations of the EDR Parties pursuant to this Agreement or any Ancillary Agreement, in each case regardless of (a) when or where such Liabilities arose or arise (whether arising before, on or after the Closing Date), (b) where or against whom such Liabilities are asserted or determined and (c) which entity is named in any Action associated with any Liability. In no event will Excluded Liabilities include Liabilities for Taxes (other than Taxes included in clause (ii) or (iii)).

“Foreign Benefit Plan” means each Benefit Plan that is subject to any Law other than U.S. federal, state or local Law.

“Former Service Provider” means each individual who previously was employed or engaged by (i) any of the Transferred Entities, or (ii) any member of the EDR Group whose duties or responsibilities primarily related to the Businesses.

“Formula Drift Business” means the business, operations and activities of the “Formula Drift” business of the EDR Group and the Transferred Entities, as constituted as of the date hereof and as such business, operations and activities have been conducted (or were actively planned by the Business Employees of the Formula Drift Business to be conducted) during the last twelve (12) months prior to Closing.

“Fraud” means, with respect to any party to this Agreement an act of common law fraud under Delaware Law by such party in the making of the representations and warranties set forth in Article III, Article IV or Section 5.10(d) in this Agreement, the Ancillary Agreements or the certificates required to be delivered pursuant to Section 2.03(a)(iv) or Section 2.03(b)(vii), (a) with actual knowledge that such representation is false, (b) with an intention to induce the party to whom such representation is made to act or refrain from acting, (c) the action or inaction of the party to whom such false representation is made in reliance on such representation and (d) damage to the party to whom such representation was made as a result of such reliance.

“Fundamental Representations and Warranties” means (a) the representations and warranties of the EDR Parties set forth in Section 3.01, Section 3.04 and Section 3.05(a)-(e) and (b) the representations and warranties of the TKO Parties set forth in Section 4.01, Section 4.02(a)-(c), Section 4.07 and Section 4.11.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Golf Events Business” means the business, operations and activities of the “Golf Events” business of the EDR Group and the Transferred Entities, as constituted as of the date hereof and as such business, operations and activities have been conducted (or were actively planned by the Business Employees of the Golf Events Business to be conducted) during the last twelve (12) months prior to Closing; provided that, the “Golf Events Business” shall not include the items set forth on Section 1.01(e) of the EDR Disclosure Letter.

“Governing Documents” means with respect to any corporation, the articles or certificate of incorporation, as applicable, and the bylaws or code of regulations, as applicable, of such corporation; with respect to any limited liability company, the articles of organization or certificate of formation and the limited liability company agreement or operating agreement, as applicable, of such limited liability company; and with respect to any general partnership or limited partnership, the certificate of partnership or certificate of limited partnership, as applicable, and the partnership agreement or limited partnership agreement, as applicable, of such general partnership or limited partnership.

“Government Consents” means any material consents required to be obtained from any Governmental Authority in order to consummate the Transaction, including the approval or clearance under any Antitrust Law.

“Government Official” means any officer or employee of a Governmental Authority or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Authority” means any federal, national, foreign, international, state, local, supranational or other government, governmental, regulatory or administrative authority, agency, instrumentality, or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, ruling, stipulation, directive, assessment, subpoena, verdict, determination or award issued, promulgated or entered, by or with any Governmental Authority of competent jurisdiction, arbitrator or arbitral tribunal.

“IMG Media Business” means the business, operations and activities of the “IMG Media” business of the EDR Group and the Transferred Entities, as constituted as of the date hereof and as such business, operations and activities have been conducted (or were actively planned by the Business Employees of the IMG Media Business to be conducted) during the last twelve (12) months prior to Closing.

“Indebtedness” means, as of any date and time, any of the following with respect to the Transferred Entities (or of the EDR Parties that constitute Transferred Liabilities): (a) indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, together with accrued and unpaid interest thereon, (b) indebtedness evidenced by any note, bond, debenture or other debt security, (c) guarantee of indebtedness, (d) indebtedness secured by a Lien on assets of a Transferred Entity (other than Permitted Liens), (e) all obligations under leases that have been, or should have been recorded as finance leases in accordance with FASB Accounting Standards Codification Topic 840 (but without giving effect to the application of FASB Accounting Standards Codification Topic 842), (f) the matters set forth on Section 1.01(c) of the EDR Disclosure Letter; (g) obligations under any letters of credit to the extent drawn, (h) the net obligations, which may be positive or negative, under any interest rate swap arrangement or other hedging arrangement, (i) the Estimated Accrued Income Taxes, (j) all (i) unpaid severance payments or benefits payable by a Transferred Entity as a result of terminations of employment or service (or notices of termination of employment or service) by the Transferred Entities of former employees or other service providers occurring prior to the Closing, ((A) including severance payments or benefits payable by the Transferring Entities in connection with the Pre-Closing Restructuring solely to the extent such severance payments or benefits are not an Assumed Employee Liability and (B) excluding, for the avoidance of doubt, (x) any payments due or payable upon termination for any reason (including voluntary resignation), where such payments are required by applicable Law or the terms of an applicable Benefit Plan (including, without limitation, retirement gratuity, end of service or similar payments under any Benefit Plan) or (y) severance payments or benefits payable by the Transferring Entities in connection with the Pre-Closing Restructuring to the extent such severance payments or benefits are an Assumed Employee Liability), and (ii) accrued or earned but unpaid annual bonuses payable by the Transferred Entities to Transferred Employees in respect of the fiscal year ending December 31, 2024, in each case, including the employer portion of payroll taxes attributable thereto, (k) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (l) obligations in the nature of guarantees of any of the types of items set forth in clauses (a) through (k) above, provided that Indebtedness shall be calculated pursuant to the Accounting Principles. For the avoidance of doubt, Indebtedness shall not include: (i) any intercompany Indebtedness among the Transferred Entities, (ii) any Indebtedness incurred by TKO and its Affiliates (and subsequently assumed by any Transferred Entity) on the Closing Date in connection with financing the transactions contemplated by this Agreement, (iii) any Transaction Expenses, or (iv) any indebtedness or other liabilities to the extent included in the calculation of Net Working Capital. An illustrative calculation of Indebtedness as of the Reference Date is set forth on Section 1.01(k) of the EDR Disclosure Letter.

“Independent Auditor” means Grant Thornton LLP, or if Grant Thornton LLP declines to act in such capacity, any other independent accounting firm of international repute mutually acceptable to TKO and the EDR Parties, or if the parties cannot mutually agree on an Independent Auditor within ten (10) Business Days, an accounting firm of international repute mutually selected by (a) an accounting firm of national repute selected by TKO and (b) an accounting firm of national repute selected by the EDR Parties.

“Intellectual Property” means all intellectual property rights of every kind throughout the world, whether registered or not, including all U.S. and ex-U.S. (a) patents and patent applications and all reissues, divisionals, re-examinations, renewals, extensions, substitutions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, (b) trademarks, service marks, trade names, trade dress, logos and slogans and other similar designations of source or origin, together with the goodwill associated therewith, (c) copyrights and intellectual property rights in copyrightable subject matter, including copyrights in computer software, data and database rights and the benefit of contractual waivers of moral rights, (d) registered domain names, social media accounts, Internet and World Wide Web URLs or addresses, (e) trade secrets and all other intellectual property rights in confidential and proprietary information, ideas, proprietary processes, formulae, models and methodology, inventions and invention disclosures and know-how (“Trade Secrets”) and (f) rights in priority, registrations and applications for registration of the foregoing, in each case whether registered or unregistered and any equivalent rights to any of the foregoing in any jurisdiction.

“International Ice Skating Business” means the business, operations and activities of the “International Ice Skating” business of the EDR Group and the Transferred Entities, as constituted as of the date hereof and as such business, operations and activities have been conducted (or were actively planned by the Business Employees of the International Ice Skating Business to be conducted) during the last twelve (12) months prior to Closing.

“IRS” means the Internal Revenue Service of the United States.

“Key Customer” means each of the top five (5) customers of each of the Businesses who receive goods and services of the Businesses through Contracts directly with the Transferred Entities, or the EDR Group or any of their respective Subsidiaries, determined on the basis of expected aggregate revenue of the Businesses for the fiscal year ending December 31, 2024.

“Key Supplier” means each of the top five (5) suppliers or vendors of each of the Businesses who provide goods and services to the Businesses through Contracts directly with the Transferred Entities, or the EDR Group or any of their respective Subsidiaries, determined on the basis of expected aggregate spend of the Businesses for the fiscal year ending December 31, 2024.

“Law” means any federal, national, supranational, provincial, state, local, foreign or similar statute, constitution, law, ordinance, regulation, rule, code, income tax treaty, requirement, order, consent decree, judgment or rule of law (including common law) or other binding directives promulgated, issued, entered into or taken by any Governmental Authority.

“Liability” means any and all Indebtedness, liabilities, guarantees, assurances, commitments, and obligations of any kind or nature, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured, due or to become due, reflected on a balance sheet or otherwise, whenever or however arising, including but not limited to those arising under any Law or Governmental Order, Contract or tort based on negligence or strict liability.

“Liens” means, whether arising under any Contract or otherwise, all liens, mortgages, easements, charges, pledges, claims, security interests, deeds of trust, hypothecations, defects in title, options, preemptive rights, rights of first offer or refusal, encroachments, easements, conditional sale or title retention agreement, transfer restriction of any kind or other encumbrances or restrictions or limitations of any sort. For clarity, the foregoing shall not include licenses of or other grants of rights to use Intellectual Property.

“Loss” means any loss, liability, damage, claim, cost and expense, fines, interest, award, judgment, penalty, payments (including those arising out of any settlement or Governmental Order relating to any Action or proceeding), interest, obligations, fees and costs and expenses of any kind (including reasonable accountants’, attorneys’ and consultants’ fees and expenses). Notwithstanding anything to the contrary contained herein, punitive and exemplary Losses shall not be included in the definition of “Losses” (except to the extent actually awarded to a third party).

“Lower Working Capital Collar” means an amount equal to Target Working Capital minus an amount equal to 10% of the absolute value of the Target Working Capital.

“Mailman Business” means the business, operations and activities of the “Mailman” business of the EDR Group and the Transferred Entities, as constituted as of the date hereof and as such business, operations and activities have been conducted (or were actively planned by the Business Employees of the Mailman Business to be conducted) during the last twelve (12) months prior to Closing; provided that, the “Mailman Business” shall not include the items set forth on Section 1.01(f) of the EDR Disclosure Letter.

“Net Working Capital” means, as of any date or time, (a) the consolidated current assets of the Businesses; minus (b) the consolidated current liabilities of the Businesses as of such date, in each case, subject to exclusions and other adjustments set forth on, and as calculated in accordance with the Accounting Principles. An illustrative calculation of Net Working Capital as of the Reference Date is set forth on Section 1.01(k) of the EDR Disclosure Letter. Notwithstanding anything to the contrary, Net Working Capital shall exclude (i) all income Tax assets and income Tax Liabilities, (ii) all deferred Tax assets and deferred Tax Liabilities, (iii) any item taken into account in the calculation of Cash and Cash Equivalents, and (iv) any item taken into account in the calculation of Indebtedness, (v) any Transaction Expenses, (vi) any Excluded Assets and (vii) Excluded Liabilities.

“OLE Business” means the business, operations and activities of the “On Location” business of the EDR Group and the Transferred Entities, as constituted as of the date hereof as such business, operations and activities have been conducted (or were actively planned by the Business Employees of the OLE Business to be conducted) during the last twelve (12) months prior to Closing.

“OLE Facility” means that certain Revolving Credit Agreement, dated as of February 27, 2020 (as amended by Amendment No. 1 to the Credit Agreement, dated as of August 12, 2021 and Amendment No. 2 to the Credit Agreement, dated as of June 29, 2023), by and among Endeavor OLE Buyer, LLC, On Location Events, LLC, PrimeSport Holdings, Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent.

“Open Source” means open source, public source or freeware Intellectual Property or any modification or derivative thereof, including any version of any software licensed pursuant to any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the Mozilla Public License (MPL), the Berkeley Software Distribution (BSD) licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License, any derivative of the foregoing, or other software that is licensed pursuant to a license that purports to require the distribution of or access to Source Code or purports to restrict one’s ability to charge for distribution of or to use software for commercial purposes.

“Ordinary Course of Business” means, with respect to any Person, an action taken in the ordinary course of operations of such Person consistent with past practice.

“Outside Date” means September 23, 2025.

“PBR Business” means the business, operations and activities of the “Professional Bull Riding” business of the EDR Group and the Transferred Entities, as constituted as of the date hereof and as such business, operations and activities have been conducted (or were actively planned by the Business Employees of the PBR Business to be conducted) during the last twelve (12) months prior to Closing.

“Permit” means any license, franchise, approval, authorization, consent, registration, exemption, certificate or permit with any Governmental Authority.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or the validity or amount of which is being contested in good faith through appropriate proceedings and for which adequate reserves have been recorded in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’ and other similar Liens arising or incurred in the Ordinary Course of Business and the amounts of which are not yet due and payable, or the validity or amount of which is being contested in good faith through appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, or pledges, deposits or other Liens securing the performance of bids, trade contracts, Leases or statutory obligations arising under workers’ compensation, unemployment insurance or other social security legislation, (c) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities which are not violated by and do not materially interfere with the present use of the assets of the Businesses, (d) all covenants, conditions, restrictions, easements, rights-of-way or other documents (i) identified on title policies to the extent such title policies have been made available to the TKO Parties or (ii) which do not materially interfere with the present use or operation of the Transferred Owned Real Property or the Transferred Leased Real Property, (e) Liens securing payment, or other obligations, of the EDR Group with respect to any indebtedness to the extent terminated or repaid in its entirety in connection with the Closing, (f) Liens associated with any capital lease obligations of the Businesses, (g) Liens referred to in the Financial Statements, (h) with respect to the Transferred Equity Interests, restrictions under applicable Securities Laws, (i) non-exclusive licenses of Intellectual Property entered into in the Ordinary Course of Business, (j) Liens with respect to equity interests in the Company JVs pursuant to the Governing Documents of such Company JVs (to the extent such agreements are made available to the TKO Parties) and (k) Liens described in Section 1.01(a) of the EDR Disclosure Letter.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

“Personal Information” means any information that is considered “personally identifiable information,” “personal information,” “personal data” or any equivalent term under any Privacy Law.

“Post-Closing Business Tax Liabilities” means any Taxes attributable to the operation of the Businesses during Post-Closing Tax Periods; provided that in no event will Post-Closing Business Tax Liabilities include: (x) any Taxes attributable to a breach of the covenants set forth in Article VIII by the EDR Parties or any of their Affiliates; and (y) any Taxes the payment or prepayment of which gave rise to an asset included in the final determination of the Purchase Price.

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date, including the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Liabilities” means (i) any and all unpaid Taxes of the Transferred Entities that are due and payable for any Pre-Closing Tax Period, (ii) any and all Taxes of any member (other than a Transferred Entity) of an affiliated, consolidated, combined or unitary group of which any of the Transferred Entities (or any predecessor of any of the Transferred Entities) was a member on or prior to the Closing Date for which a Transferred Entity is held responsible as a result of being a member of such group on or prior to the Closing Date, including liabilities pursuant to Section 1.1502-6 of the Treasury Regulations or any analogous or similar state, local, or non-U.S. Law or regulation (but excluding any Taxes of a Transferred Entity, or Taxes for which a Transferred Entity is responsible as a result of its participation in an affiliated, consolidated, combined or unitary group after the Closing), (iii) any and all Taxes for a Pre-Closing Tax Period of any person (other than the Transferred Entities) imposed on a Transferred Entity as a transferee or successor as a result of an event or transaction occurring before the Closing that created such transferee or successor liability of a Transferred Entity, (iv) any and all Taxes arising out of or resulting from the Pre-Closing Restructuring, (v) any and all Taxes arising out of or resulting from 2024 Olympics Post-Closing Receipts and FA Cup NA Media Rights Post-Closing Receipts, and (vi) all Transfer Taxes allocated to the EDR Parties pursuant to Section 8.03; provided that in no event will Pre-Closing Tax Liabilities include: (x) any Taxes attributable to any action taken after the Closing on the Closing Date that is outside the Ordinary Course of Business (other than actions required to be taken pursuant to the terms of this Agreement); (y) any Taxes attributable to a breach of the covenants set forth in Article VIII by TKO or any of its Affiliates (including, after the Closing, the Transferred Entities); and (z) any Taxes that were included as a liability in the final determination of the Purchase Price.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date, including the portion of any Straddle Period ending on (and including) the Closing Date.

“Privacy Laws” means (i) all applicable Laws that apply to the Transferred Entities or the EDR Parties (solely in respect of the Businesses), (ii) industry standards to which the Transferred Entities are bound (including, to the extent applicable, the Payment Card Industry Data Security Standard (PCI DSS)), (iii) contractual requirements to which any Transferred Entity or the EDR Parties (solely in respect of the Businesses) is bound, and (iv) the externally facing policies applicable to the Transferred Entities or the EDR Parties (solely in respect of the Businesses), in each case ((i) through (iv)), that are related to the collection, access, use, processing, sorting, adaptation, modification, transmission, disposal, destruction, disclosure, and storage of Personal Information.

“Public Stockholders” means all of the holders of the issued and outstanding TKO PubCo Shares, excluding the Specified Stockholders and their respective Affiliates.

“Remaining EDR Group” means each member of the EDR Group other than the Transferred Entities.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, Affiliates, financial advisors, accountants, consultants, legal counsel, agents and other representatives and advisors.

“Sanctioned Jurisdiction” means any country or territory that is the subject of comprehensive Sanctions Laws from time to time (which, as of the date of this Agreement, are Cuba, Iran, North Korea, Syria, and the Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine).“Sanctioned Person” means any Person or Governmental Authority that is (a) listed on any Sanctions Laws-related list of restricted parties, such as OFAC’s Specially Designated Nationals and Blocked Persons List, U.S. Department of Commerce’s Entity List, the Consolidated List of Persons subject to European Union financial sanctions or the United Kingdom Consolidated List of Financial Sanctions Targets; (b) located, resident or organized in a Sanctioned Jurisdiction, (c) the government of Venezuela, or (d) directly or indirectly 50% or more owned or controlled, individually or in the aggregate, by one or more Persons or Governmental Authorities described in the foregoing clauses (a), (b) and/or (c).

“Sanctions Laws” means applicable Laws relating to economic or financial sanctions or trade embargoes or export controls imposed, administered or enforced by the United States (including by OFAC, the U.S. Department of State or the U.S. Department of Commerce), the United Nations Security Council, the European Union, or the United Kingdom.“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means securities laws of any state, federal or national entity, whether U.S. or non-U.S., and the rules and regulations promulgated thereunder, including the Securities Act and the Exchange Act.

“Source Code” means computer software code in a form that may be printed out or displayed in human readable form, including related programmer comments, notes, annotations and documentation.

“Specified Equity Adjustment Amount” means the number of TKO Common Units calculated as set forth on Section 1.01(g) of the EDR Disclosure Letter.

“Specified Equity Interests” means (a) any capital stock partnership or membership interests, unit of participation or other similar interest (however designated) and (b) any option, warrant, purchase right, conversion right, exchange right, equity appreciation right, profits interest or phantom stock or equity right or other Contract which would entitle any other Person to acquire any such interest in any other Person, in each case, held by any of the EDR Parties or the Transferred Entities in any of the Company JVs, and any debt securities issued by, debt incurred by (and evidence thereof including notes payable) or accounts payable of any Company JVs that are held by any of the EDR Parties or the Transferred Entities.

“Specified Excluded Liabilities” means all Liabilities relating to, resulting from or arising out of the matters described on Section 1.01(h) of the EDR Disclosure Letter.

“Specified Stockholders” means Endeavor Operating Company, LLC, January Capital Holdco, LLC, January Capital Sub, LLC and WME IMG, LLC.

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having a majority of the ordinary voting power or the right or other power to elect or designate a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Target Working Capital” means negative $133,033,252.17.

“Tax” or “Taxes” means any U.S. federal, state, local, or foreign income, gross receipts, license, lease, service, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs, duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, ad valorem, transfer, registration, value added, alternative or add-on minimum, estimated or other tax, duty, assessment or governmental charge in the nature of a tax, including any interest, penalty, or addition thereto, in each case, imposed by a Governmental Authority.

“Tax Benefit” means, for any Indemnified Party with respect to any taxable period, an amount equal to the excess of (a) the liabilities for Taxes of such Indemnified Party (and its Affiliates) for such taxable period, disregarding the Tax effects of the Losses giving rise to the relevant indemnity claim over (b) the liabilities for Taxes of such Indemnified Party (and its Affiliates) for such taxable period, taking into account the Tax effects of the Losses giving rise to the relevant indemnity claim.

“Tax Returns” means any returns, reports, claims for refunds, and forms (including declarations, amendments, schedules, computations, information returns or attachments thereto) filed or required to be filed with a Governmental Authority with respect to any Taxes.

“TKO Benefit Plan” means each employment, consulting, retirement, pension, deferred compensation, medical, dental, disability, life, severance, vacation, incentive bonus and equity-based compensation plan, program, agreement or arrangement that is sponsored or maintained by the TKO Parties or their Subsidiaries or pursuant to which the TKO Parties or their Subsidiaries currently have any obligation, in each case, in which any of their current employees (or dependent thereof) is eligible to participate or receive benefits (whether or not an “employee benefit plan” within the meaning of Section 3(3) of ERISA), excluding (a) any plan, program or agreement required by, or sponsored or maintained in whole or in part by, any Governmental Authority, (b) any “multiemployer plan” (as defined in Section 3(37) of ERISA), (c) any individual employment agreement, offer letter or similar Contract that does not provide for severance or any other termination-based obligations (except as required by Law) or is terminable on not more than sixty (60) days’ prior notice, and (d) any individual employment contract for any Business Employee situated outside of the United States.

“TKO Common Units” means the limited liability company interests of TKO.

“TKO Disclosure Letter” means the Disclosure Letter prepared by the TKO Parties and delivered to the EDR Parties and the Company in connection with the execution and delivery of this Agreement.

“TKO Material Adverse Effect” means any Effect that, individually or in the aggregate, (i) is or would reasonably be expected to be materially adverse to the results of operations or the financial condition of the TKO Parties (together with their respective Subsidiaries, taken as a whole) or (ii) prevents or would reasonably be expected to prevent or materially delay the ability of the TKO Parties to consummate the Transaction by the Outside Date; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a “TKO Material Adverse Effect” solely in the case of the foregoing clause (i): (a) Effects that generally affect the industry or markets in which the business of the TKO Parties and their respective Subsidiaries operate (including legal and regulatory changes); (b) any change in national or international political, economic or social conditions or the securities markets, including Effects caused by any outbreak or escalation of war, sabotage, cyberattack, act of foreign enemies, hostilities, terrorist activities or other civil unrest; (c) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters or any other act of God or force majeure events; (d) any changes in Laws, regulatory policies or accounting requirements or principles (including GAAP) or the interpretations thereof; (e) any stoppage or shut down of any Governmental Authority; (f) any change in interest rates or economic, political, business or financial market conditions generally (including any changes in credit, financial, commodities, securities or banking markets); (g) the existence, occurrence or continuation of Effects caused by any pandemic or public health emergency; (h) any failure in and of itself (as distinguished from any Effect giving rise to or contributing to such failure) by the TKO Parties to meet projections or forecasts; (i) Effects arising from or related to the announcement, execution or performance of this Agreement, or the pendency or consummation of the Transaction, including losses or threatened losses of employees, customers, vendors or others having relationships with the business of the

TKO Parties (other than for purposes of Section 4.03 or Section 4.04 to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution of this Agreement or the consummation of the Transaction and the other transactions contemplated hereby); and (j) any Effect arising from or related to (x) any action required to be taken by the TKO Parties pursuant to this Agreement or at the express written request of the EDR Parties or the Company, or (y) the failure of the EDR Parties to consent in a timely manner to any of the actions restricted by Section 5.02 if such consent was required to be provided pursuant to Section 5.02; provided, that (i) an Effect referenced in the foregoing clauses (a) – (g) shall only be excluded for the purpose of determining whether there has been a “TKO Material Adverse Effect” to the extent such Effect has not had or would not reasonably be expected to have a disproportionate impact on the business, properties, financial condition or results of operations of the TKO Parties, taken as a whole, relative to other affected participants in the industries in which the business of the TKO Parties operates (and the incrementally disproportionate impact thereof (and solely such incrementally disproportionate impact) shall be included for the purpose of determining whether there has been a “TKO Material Adverse Effect”) and (ii) in no event shall an Effect caused by any action or omission taken by or at the specific direction or with the prior written consent of the Specified Stockholders or any of the Persons set forth on Section 1.01(a) of the TKO Disclosure Letter (in each case, other than any such action or omission expressly taken by such Persons at the written direction of the Special Committee) constitute a TKO Material Adverse Effect.

“TKO OpCo LLC Agreement” means that the Fourth Amended and Restated Limited Liability Company Agreement of TKO, dated as of September 12, 2023, as may be amended, modified or restated from time to time in accordance with the terms hereof and thereof.

“TKO PubCo Excess Cash Amount” means $54,408,580.

“TKO PubCo Outstanding Share Amount” means 173,706,449.56.

“TKO RSU” means a restricted stock unit granted under the TKO Group Holdings, Inc. 2023 Incentive Award Plan (as may be amended from time to time).

“TKO Services Agreement” means that certain Services Agreement, by and between EGH and TKO, dated as of September 12, 2023, as may be amended, restated, supplemented or otherwise modified from time to time.

“TKO Stock Price”, with respect to a EGH RSU, means (x) if the transactions contemplated by the EDR Merger Agreement have been consummated or the EDR Merger Agreement has not been terminated, the TKO Signing Date Stock Price (subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends, or similar events affecting the price per share of TKO PubCo Class A Common Stock after the execution of this Agreement, but excluding any such transaction that is announced prior to the date of this Agreement and any stock repurchase program or cash dividends announced on the date of this Agreement or concurrently with the announcement of the Transaction) or (y) otherwise, the volume-weighted average sales price per share of TKO PubCo Class A Common Stock on the NYSE, as calculated by Bloomberg Financial LP under the function “VWAP” (or, if not available, in another authoritative source mutually selected by the EDR Parties and the TKO Parties), over the five consecutive trading days ending on the second trading day immediately prior to the Closing Date (subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends, extraordinary cash dividends or dividends or other distributions of property or similar events affecting the price per share of TKO PubCo Class A Common Stock during such five consecutive trading day period, but excluding, any such transaction that is announced prior to the date of this Agreement and any stock repurchase program or cash dividends announced on the date of this Agreement or concurrently with the announcement of the Transaction).

“to the Knowledge of the Business” or similar terms used in this Agreement means the actual knowledge, after reasonable inquiry of their direct reports, of any of the Persons set forth in Section 1.01(d) of the EDR Disclosure Letter.

“to the Knowledge of TKO” or similar terms used in this Agreement means the actual knowledge, after reasonable inquiry of their direct reports, of any of the Persons set forth in Section 1.01(b) of the TKO Disclosure Letter.

“Trademark Assignment Agreements” means the trademark assignment agreements, substantially in the form of Exhibit C, to be dated as of the Closing Date, each between one or more of the EDR Parties or their Affiliates and one of the Transferred Entities.

“Trademark License Agreement” means the trademark license agreement, substantially in the form of Exhibit D, to be dated as of the Closing Date between the TKO Parties or one or more of their Affiliates, on the one hand, and the EDR Parties or one or more of their Affiliates, on the other hand.

“Transaction” means, collectively, the transactions contemplated by this Agreement and the Ancillary Agreements.

“Transaction Deductions” means all Tax deductions of or with respect to any Transferred Entity or any Business arising as a result of or in connection with the Transaction Expenses (including for this purpose any amounts that would have constituted Transaction Expenses had they not been paid prior to the Closing), the Transaction or the sale process in connection with the Transaction and in connection with the payment of any fees or expenses relating to existing Indebtedness of the Transferred Entities (including any deferred financing costs, loan fees, any costs related to the redemption of any Indebtedness, any costs related to prepayment penalties or premiums and any accrued (and not previously deducted) original issue discount on any Indebtedness) or other amounts taken into account as a liability in the final determination of the Final Closing Statement and the Purchase Price.

“Transaction Expenses” means (a) any third-party accounting, tax, consulting, legal or investment banking fees or similar third-party expenses that have been incurred by or on behalf of the Transferred Entities (and for which the Transferred Entities have liability for payment) as a result of the consummation of the Transaction, in each case, to the extent not paid at or prior to the Closing and (b) any change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments that are payable by a Transferred Entity solely as a result of this Agreement or the Transaction (including under any “walkaway” type provisions (i.e., any such payments due upon voluntary resignation for any reason following the Transaction)), in each case, including the employer portion of Taxes in respect of such payments and excluding, for the avoidance of doubt, any payments (i) due to termination of employment or service or other events or circumstances arising following the Closing or (ii) resulting from actions taken by or at the direction of any of the TKO Parties.

“Transfer Taxes” shall have the meaning set forth in Section 8.03.

“Transferred Actions” means all Liabilities relating to, resulting from or arising out of the matters described on Section 1.01(i) of the EDR Disclosure Letter.

“Transferred Assets” means any and all right, title and interest in the following assets and properties of the EDR Group (and the Transferred Entities):

(a) all assets and properties related to or in respect of any Assumed Benefit Plan;

(b) the Specified Equity Interests;

(c) any portion of accounts and notes receivable (other than any intercompany receivables) to the extent related to the Businesses (for the avoidance of doubt, excluding accounts and notes receivable to the extent related to the Excluded EDR Businesses) (or otherwise taken into account in the determination of the Closing Net Working Capital);

(d) any and all rights expressly allocated to the TKO Parties or any Transferred Entity pursuant to this Agreement or any Ancillary Agreement, including the Pre-Closing Restructuring Steps (as may be amended or modified in accordance with Section 5.08);

(e) the goodwill of the Businesses;

(f) any Transferred Leased Real Property and Transferred Owned Real Property;

(g) any Company Permits;

(h) the corporate and compliance books and records (including Transferred Employee Records (provided that the Remaining EDR Group shall be entitled to retain a copy of the Transferred Employee Records)) of the Transferred Entities; and

(i) if, and to the extent, the type of asset (including any Contract or information) is not addressed in the foregoing clauses (a) – (h), any and all assets that are primarily related to the Businesses.

“Transferred Employee Records” means all employee or personnel records or files in possession of or controlled by the Transferred Entities or the EDR Group and to the extent related to any Transferred Employee, but excluding any such records or files the transfer of which would be prohibited by applicable Law or that relate to any Excluded Employee Liabilities. For the avoidance of doubt, no employee or personnel records or files related to any Transferred Employee shall constitute Transferred Employee Records unless and until such Business Employee’s Transfer Time.

“Transferred Entities” means the Company and the Persons set forth on Section 3.05(b)(i) of the EDR Disclosure Letter (which may be updated after the date hereof prior to the Closing with the prior written consent of the TKO Parties, not to be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, Transferred Entities shall not include Company JVs.

“Transferred Intellectual Property” means all Intellectual Property included in the Transferred Assets.

“Transferred Liabilities” means (i) any and all Liabilities of the EDR Group and Transferred Entities, in each case to the extent related to, arising out of or resulting from the Businesses (including the Assumed Employee Liabilities), (ii) any and all obligations of the Transferred Entities pursuant to this Agreement or any Ancillary Agreement, and (iii) the Transferred Actions, in each case regardless of (a) when or where such Liabilities arose or arise (whether arising before, on or after the Closing Date), (b) where or against whom such Liabilities are asserted or determined and (c) which entity is named in any Action associated with any Liability, in each case of clauses (i)-(iii), excluding the Specified Excluded Liabilities and Liabilities for Taxes.

“Transition Services Agreement” means the transition services agreement, substantially in the form of Exhibit A, to be dated as of the Closing Date among the EDR Parties, the Company and the TKO Parties.

“Unit Value” means an amount equal to (i) $124.65 (the “TKO Signing Date Stock Price”), minus (ii) an amount equal to (A) the TKO PubCo Excess Cash Amount, divided by (B) the TKO PubCo Outstanding Share Amount (subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends, or similar events after the execution of this Agreement affecting the price per share of TKO PubCo Class A Common Stock, but excluding any such transaction that is announced prior to the date of this Agreement and any stock repurchase program or cash dividends announced on the date of this Agreement or concurrently with the announcement of the Transaction).

“Upper Working Capital Collar” means an amount equal to the Target Working Capital plus an amount equal to 10% of the absolute value of the Target Working Capital.

Section 1.02 Definitions. The following terms have the meanings set forth in the Sections set forth below:

Term	Section
2024 Olympics	Section 5.15(a)
2024 Olympics Post-Closing Payments	Section 5.15(a)
2024 Olympics Post-Closing Receipts	Section 5.15(a)
Additional Consideration	Section 2.04(e)(i)
Agreement	Preamble
Allocation	Section 8.06(a)
Approved EGH RSU	Section 7.02(g)(i)
Audited Financial Statements	Section 5.10(a)
Auditor	Section 5.10(a)

Back-to-Back Arrangement	Section 6.02(b)
Closing	Section 2.02
Closing Cash	Section 2.04(b)
Closing Date	Section 2.02
Closing Indebtedness	Section 2.04(b)
Closing Net Working Capital	Section 2.04(b)
Company	Preamble
Company Permit	Section 3.13
Confidentiality Agreement	Section 5.03(b)
Consideration Reduction Amount	Section 2.04(e)(ii)
Contribution	Section 2.01(a)
Corporate Business Employee Transition Period	Section 7.02(d)(i)
D&O Indemnitees	Section 5.06(a)
D&O Insurance	Section 5.06(b)
Delayed Asset	Section 6.03(a)
Delayed Excluded Asset	Section 6.03(c)
Delayed Reverse Transfer Arrangement	Section 6.03(d)
Delayed Transfer Arrangement	Section 6.03(b)
Delayed Transfer Period	Section 7.02(c)(i)
Designated Person	Section 12.15(a)
Determination Date	Section 2.04(d)
DOJ	Section 5.04(b)
EDR Allocation Schedule	Recitals
EDR Guarantees	Section 3.22(b)
EDR Indemnified Parties	Section 10.03
EDR Insurance Policies	Section 6.05(a)
EDR JV Directors	Section 5.01(w)
EDR Parties	Preamble
EDR Related Parties	Section 10.01(a)
EDR Released Party	Section 10.09(a)
EDR Releasing Party	Section 10.09(b)
EDR SEC Reports	Article III
EDR Tax Return	Section 8.01(a)
EDR Waived Matters	Section 10.09(b)
Environmental Permits	Section 3.13
EOC	Preamble
Equity Consideration	Section 2.04(c)
Equity Schedule	Section 3.05(f)
Estimated Closing Cash	Section 2.04(a)
Estimated Closing Indebtedness	Section 2.04(a)
Estimated Closing Net Working Capital	Section 2.04(a)
Estimated Closing Statement	Section 2.04(a)
Euroleague	Recitals
Existing Representation	Section 12.15(a)
Extended Outside Date	Section 11.01(b)
Extraordinary Action	Section 6.02(a)

FA Cup NA Media Rights	Section 5.15(b)
FA Cup NA Media Rights Post-Closing Receipts	Section 5.15(b)
February 2025 Financial Statements	Section 5.10(d)
Final Closing Statement	Section 2.04(b)
Financial Statements	Section 3.07(a)
FTC	Section 5.04(b)
Governance Agreement	Recitals
IMG Worldwide	Preamble
Inactive Employee	Section 7.02(b)
Indemnified Party	Section 10.04(a)
Indemnifying Party	Section 10.04(a)
Independent Contractor	Section 3.17(d)
Information Statement	Section 5.09(b)
Inside Date	Section 2.02
Insurance Policies	Section 3.21
Intercompany Agreements	Section 3.22(a)
Issuance	Section 2.01(b)
IT Systems	Section 3.14(d)
Labor Agreement	Section 3.17(b)
Leases	Section 3.15(b)
Licensed Shared Properties	Section 3.15(c)
Material Contracts	Section 3.19(a)
New Contract	Section 6.02(a)
Non-Transferable Excluded Liability	Section 6.03(c)
Non-Transferable Liability	Section 6.03(a)
Partial Assignments and Releases	Section 6.02(a)
Payoff Letters	Section 5.13
Post-Closing Matter	Section 12.15(a)
Post-Closing Representation	Section 12.15(a)
Pre-Closing Designated Persons	Section 12.15(b)
Pre-Closing Period	Section 5.01
Pre-Closing Privileges	Section 12.15(b)
Pre-Closing Restructuring	Section 5.08
Pre-Closing Restructuring Steps	Section 5.08
Prior Company Counsel	Section 12.15(a)
Privileged Materials	Section 12.15(c)
Purchase Price	Section 2.04(c)
Purchase Price Allocation Schedule	Section 8.06(a)
R&W Insurance Policy	Section 5.12
Reference Date	Section 3.07(a)
Reference Date Balance Sheet	Section 3.07(a)
Regulatory Approvals	Section 9.01(b)
Remedies Exceptions	Section 3.01(b)
Section 1542	Section 10.09(c)
Security Related Rights	Section 3.05(c)
Shared Contract	Section 6.02(a)

Shared Permit	Section 6.03(e)
Shared Properties	Section 3.15(c)
Shared Property Leases	Section 3.15(c)
Special Committee	Recitals
Special Committee Recommendation	Recitals
Specified Transferred Assets	Section 6.03(a)
Surviving Covenants	Section 10.01(b)
Surviving EDR Guarantee	Section 6.01(b)
Surviving Intercompany Agreements	Section 6.01(a)
Tail Period	Section 5.06(b)
Tax Contest	Section 8.05
Third-Party Claim	Section 10.04(a)
TKO	Preamble
TKO Board	Recitals
TKO Financial Statements	Section 4.13(b)
TKO Indemnified Parties	Section 10.02
TKO Parties	Preamble
TKO Plans	Section 7.03(a)
TKO PubCo	Preamble
TKO PubCo Class A Common Stock	Section 4.02(b)
TKO PubCo Class B Common Stock	Section 4.02(b)
TKO PubCo Shares	Section 4.02(b)
TKO Released Party	Section 10.09(b)
TKO Releasing Party	Section 10.09(a)
TKO Review Period	Section 2.04(b)
TKO SEC Reports	Article IV
TKO Stockholder Approval	Section 4.12
TKO Tax Returns	Section 8.01(a)
TKO Waived Matters	Section 10.09(a)
Transaction Litigation	Section 5.11
Transfer Taxes	Section 8.03
Transfer Time	Section 7.02(a)
Transferred Employee	Section 7.02(a)
Transferred Equity Interests	Recitals
Transferred Leased Real Property	Section 3.15(b)
Transferred Owned Real Property	Section 3.15(a)
Transferred Source Code	Section 3.14(e)
Trojan horse	Section 3.14(d)
Union	Section 3.17(b)
Vacated Shared Properties	Section 3.15(c)
Work Permit Employee	Section 7.04
Written Consent	Section 4.12

Section 1.03 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents, titles and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the word “or” shall be disjunctive but not exclusive;

(e) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, unless otherwise specified;

(f) the word “will” shall be deemed to have the same meaning as the word “shall”;

(g) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(h) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(i) the gender of all words used in this Agreement includes the masculine, feminine, and neuter;

(j) references to a Person are also to its successors (whether by way of merger, amalgamation, consolidation or other business combination) and permitted assigns;

(k) unless expressly provided otherwise, the measure of a period of one (1) month or year for purposes of this Agreement shall be that date of the following month or year corresponding to the starting date; provided that if no corresponding date exists, the measure shall be that date of the following month or year corresponding to the next day following the starting date (for example, one month following February 18 is March 18, and one month following March 31 is May 1);

(l) references to dollars or $ shall, unless otherwise stated herein, be to the legal currency of the United States;

(m) whenever the words “day” or “days” are used in this Agreement, they are deemed to refer to calendar days unless expressly stated to be Business Days;

(n) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day;

(o) any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof, and references to any Contract or instrument are to that Contract or instrument as from time to time amended, modified or supplemented (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Contract or Law shall be deemed to refer to such Contract or Law, as amended, and, with respect to Laws, to any rules or regulations promulgated thereunder, in each case, as of such date);

(p) references to “written” or “in writing” include in electronic form;

(q) any consent given by any party pursuant to this Agreement shall be valid only if contained in a written instrument signed by such party; and

(r) the words “made available to the TKO Parties” or “delivered to the TKO Parties” or words of similar import refer to materials (1) posted to the virtual data room hosted by Donnelley Financial Solutions Venue under the title “Project Olympus” on or prior to the day prior to the date of this Agreement, (2) provided via electronic mail or in person at least one (1) Business Day prior to the date of this Agreement to the Special Committee or its outside counsel or (3) solely with respect to Material Contracts, filed or furnished to the SEC as an exhibit to a Form 8-K, 10-Q or 10-K and publicly available on the SEC EDGAR reporting system on or after January 1, 2023 and at least one (1) Business Day prior to the date of this Agreement.

ARTICLE II

PURCHASE AND SALE

Section 2.01 Contribution of Transferred Equity Interests and Subscription for TKO PubCo Class B Common Stock.

(a) Upon the terms and subject to the conditions of this Agreement, at the Closing, the EDR Parties will contribute, transfer, convey, assign and deliver to TKO, and TKO will acquire and accept, all of the Transferred Equity Interests, free and clear of all Liens (other than those described in clause (h) of the definition of Permitted Liens and restrictions applicable to the Transferred Equity Interests in the Euroleague JV set forth in the Governing Documents of the Euroleague JV), in exchange for (i) their respective portion of the Closing Equity Consideration as set forth on the EDR Allocation Schedule, payable as set forth in Section 2.03, free and clear of all Liens (other than Permitted Liens or restrictions on transfer under the Governing Documents of the TKO Parties), and subject to adjustment as set forth below in Section 2.04, (ii) their respective portion of the Specified Equity Adjustment Amount as set forth on the EDR Allocation Schedule, payable as set forth in Section 2.03, free and clear of all Liens (other than Permitted Liens or restrictions on transfer under the Governing Documents of the TKO Parties) and (iii) their respective portion of the Estimated Adjustment Amount as set forth on the EDR Allocation Schedule, payable as set forth in Section 2.03 (the foregoing transfer of the Transferred Equity Interests by the EDR Parties to TKO, the “Contribution”).

(b) Upon the terms and subject to the conditions of this Agreement, at the Closing and substantially concurrently with the Contribution, TKO PubCo will issue to each EDR Party, and each EDR Party shall purchase from TKO PubCo, a number of shares of TKO PubCo Class B Common Stock equal to the number of TKO Common Units issued to such EDR Party pursuant to Section 2.01(a) in exchange for cash in an amount equal to the aggregate par value of such shares of TKO PubCo Class B Common Stock (the “Issuance”).

Section 2.02 Closing. Subject to the terms and conditions of this Agreement, the closing of the Contribution and the Issuance (the “Closing”) shall take place remotely by means of email or other electronic transmission on the third (3rd) Business Day following the satisfaction or waiver of each of the conditions to the obligations of the parties hereto set forth in Section 9.01 and Section 9.02 (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions at the Closing), or at such other time or on such other date as the EDR Parties and TKO may mutually agree in writing; provided that the Closing shall not take place prior to March 3, 2025 (the “Inside Date”); provided further, that in the event (x) the EDR Parties fail to make the representation required by the first sentence of Section 5.10(d) on or prior to February 28, 2025, or (y) the Closing does not occur on or prior to March 3, 2025, the Inside Date shall automatically be extended to April 1, 2025 (the date on which the Closing occurs, the “Closing Date”). The Closing shall be deemed effective as of 12:01 a.m. on the Closing Date across all applicable time zones.

Section 2.03 Closing Deliveries.

(a) At the Closing, TKO and TKO PubCo (as applicable) shall:

(i) deliver, or cause to be delivered, to each EDR Party, (x) one or more certificates or book-entry interests, with appropriate restrictive legends, representing each EDR Party’s respective portion of the Closing Equity Consideration and the Specified Equity Adjustment Amount, in each case, as set forth on the EDR Allocation Schedule and (y) an equal number of shares of TKO PubCo Class B Common Stock;

(ii) pay to each EDR Party by wire transfer of immediately available funds to one or more accounts designated by the EDR Parties an amount in cash equal to such EDR Party’s respective portion of the Estimated Adjustment Amount in accordance with the EDR Allocation Schedule;

(iii) deliver to the EDR Parties the Transition Services Agreement, duly executed by the TKO Parties and the Company; and

(iv) deliver to the EDR Parties and the Company a certificate executed by an officer of the TKO Parties, dated as of the Closing Date, stating that the conditions set forth in Section 9.01(a) that relate to the representations, warranties and covenants made by the TKO Parties have been satisfied.

(b) At the Closing, the EDR Parties shall deliver or cause to be delivered to TKO or TKO PubCo (as applicable):

(i) duly executed stock powers or other instruments of transfer sufficient to vest in TKO all right, title and interest in the Transferred Equity Interests free and clear of all Liens (other than those described in clause (h) of the definition of Permitted Liens and restrictions applicable to the Transferred Equity Interests in the Euroleague JV set forth in the Governing Documents of the Euroleague JV) (it being understood that in connection with any such additional instruments of transfer, the EDR Parties and their Affiliates shall not be required to make any additional representations or warranties, express or implied, not contained in this Agreement or incur any additional Liability beyond what the EDR Parties are otherwise liable for pursuant to the terms of this Agreement);

(ii) the Transition Services Agreement, duly executed by the EDR Parties;

(iii) the Trademark Assignment Agreements, each duly executed by one or more of the EDR Parties or their Affiliates and one of the Transferred Entities;

(iv) the Trademark License Agreement, duly executed by the TKO Parties or one or more of their Affiliates, on the one hand, and the EDR Parties or one or more of their Affiliates, on the other hand;

(v) payment of the amounts provided in Section 2.01(b) to TKO PubCo;

(vi) an IRS Form W-9 of each EDR Party (or the entity from which such EDR Party is disregarded as a separate entity for U.S. federal income tax purposes);

(vii) a certificate executed by an officer of the EDR Parties, dated as of the Closing Date, stating that the conditions set forth in Section 9.02(a) that relate to the representations, warranties and covenants made by the EDR Parties have been satisfied; and

(viii) the Payoff Letters contemplated by Section 5.13, in each case, duly executed by the applicable creditors (or one or more agents on their behalf).

Section 2.04 Adjustments.

(a) Estimated Closing Statement. Not later than five (5) Business Days prior to the Closing, the EDR Parties shall deliver to TKO a written statement (the “Estimated Closing Statement”) consisting of the EDR Parties’ good faith estimate of the following calculations, along with reasonable documentation, prepared in accordance with the Accounting Principles: (i) Net Working Capital as of the Calculation Time (the “Estimated Closing Net Working Capital”), together with a reasonably detailed explanation of the calculation thereof and of the Estimated Closing Net Working Capital Adjustment Amount, (ii) Cash and Cash Equivalents as of the Calculation Time (the “Estimated Closing Cash”), (iii) the aggregate amount of Indebtedness as of the Calculation Time (the “Estimated Closing Indebtedness”), and (iv) the resulting Estimated

Adjustment Amount. Prior to the Closing, the EDR Parties shall consider in good faith TKO’s reasonable comments to the Estimated Closing Statement and/or any of the components thereof or calculations therein; provided, however, that in no event shall the Closing be delayed, and if the EDR Parties and TKO cannot agree on any such changes, then the calculations delivered by the EDR Parties shall be used for purposes of the Estimated Closing Statement and the calculation of the Estimated Adjustment Amount.

(b) Post-Closing Adjustment. As soon as reasonably practicable following the Closing Date, and in any event within sixty (60) days (or if the EDR Parties have not delivered the financial statements and information required pursuant to Section 5.10, sixty (60) days after the receipt thereof) (the “TKO Review Period”), TKO shall deliver to the EDR Parties a written statement (the “Final Closing Statement”) consisting of the following calculations, prepared in accordance with the Accounting Principles and Section 2.04(c): (i) Net Working Capital as of the Calculation Time (the “Closing Net Working Capital”), together with a reasonably detailed explanation of the calculation thereof, (ii) Cash and Cash Equivalents as of the Calculation Time (the “Closing Cash”), (iii) the aggregate amount of the Indebtedness as of the Calculation Time (the “Closing Indebtedness”) and (iv) the resulting Closing Adjustment Amount. During the TKO Review Period, the EDR Parties shall (and shall cause their Affiliates and Representatives to), provide to TKO and its representatives reasonable access during normal business hours to the books and records, personnel, accountants and other advisors of the EDR Parties, as reasonably requested by TKO and to the extent reasonably related to its preparation of the Final Closing Statement and each of the components of the calculation of the Closing Adjustment Amount.

(c) Methodologies. The Closing Equity Consideration and the Specified Equity Adjustment Amount shall be the “Equity Consideration” (and the sum of the aggregate value of the Equity Consideration (determined based on the Unit Value) and the Closing Adjustment Amount shall be the “Purchase Price”). The Final Closing Statement shall be prepared in accordance with the Accounting Principles; provided that no amount shall be included in the Final Closing Statement for changes in assets or liabilities of the Transferred Entities as a result of purchase accounting adjustments.

(d) Access; Disputes. Upon delivery of the Final Closing Statement, TKO will provide to the EDR Parties and their accountants and advisors reasonable access during normal business hours to the books and records, personnel accountants and other advisors of TKO, the Transferred Entities and the Businesses as reasonably requested by the EDR Parties and to the extent reasonably related to their evaluation of the Final Closing Statement and each of the components of the calculation of the Closing Adjustment Amount. If the EDR Parties disagree with any amount set forth on the Final Closing Statement or the calculation of the Closing Adjustment Amount or any component thereof, the EDR Parties shall notify TKO of such disagreement in writing within forty-five (45) days after their receipt of the Final Closing Statement, which notice shall set forth in reasonable detail the particulars of such disagreement. In the event that the EDR Parties do not provide such a notice of disagreement within such forty-five (45)-day period and TKO has complied with its obligations in accordance with the first sentence of this Section 2.04(d), the EDR Parties shall be deemed to have accepted the Final Closing Statement delivered by TKO, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided within such forty-five (45)-day period by the EDR Parties, TKO and the EDR Parties shall negotiate in good faith for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the amounts set forth on the Final Closing Statement; provided that all negotiations between TKO and the EDR Parties regarding the matters specified in such notice of disagreement shall (unless otherwise agreed by TKO and the EDR Parties) be governed by Rule 408 of the Federal Rules of Evidence and any comparable applicable state rule. If, at the end of such period, TKO and the EDR Parties are unable to resolve such disagreements, then TKO and the EDR Parties shall refer the matter to the Independent Auditor and the Independent Auditor shall resolve any remaining disagreements. TKO and the EDR Parties acknowledge and agree that the Independent Auditor shall function solely as an expert and not as an arbitrator. The Independent Auditor shall be instructed to determine as promptly as practicable, but in any event within thirty (30) days after the date on which such dispute is referred to the Independent Auditor, based solely on written submissions provided by TKO and the EDR Parties to the Independent Auditor within ten (10) days following the date on which such dispute is referred to the Independent Auditor, whether the Final Closing Statement was prepared in accordance with the standards set forth herein and any remaining disagreements submitted to the Independent Auditor. In resolving any such dispute, the Independent Auditor (A) may not assign a value to any item greater than the greatest value claimed for such item by either TKO or the EDR Parties or less than the smallest value claimed for such item by either TKO or the EDR Parties, (B) shall base its determination solely on written materials submitted by TKO and the EDR Parties and the terms and provisions of this Agreement (and not on any independent review) and (C) shall deliver to TKO and the EDR Parties a report setting forth its calculation thereof and the resulting Final Closing Statement and Closing Adjustment Amount taking into account such resolution. The fees and expenses of the Independent Auditor shall be allocated between TKO and the EDR Parties based upon the percentage of such fees and expenses equal to the dollar value of the disputed amounts determined in favor of the other party by the Independent Auditor divided by the aggregate dollar value of all disputed items submitted to the Independent Auditor. For example, if the EDR Parties challenge the Final Closing Statement in the net amount of $1,000,000, and the Independent Auditor determines that TKO has a valid claim for $400,000 of the $1,000,000, TKO shall bear 60% of the fees and expenses of the Independent Auditor and the EDR Parties shall bear the remaining 40% of such fees and expenses. The determination of the Independent Auditor shall be final, conclusive and binding on the parties. The date on which the Final Closing Statement (including the Closing Adjustment Amount and the components thereof) is finally determined in accordance with this Section 2.04(d) is referred as to the “Determination Date”.

(e) Adjustments.

(i) If the Closing Adjustment Amount as finally determined in accordance with Section 2.04(d) exceeds the Estimated Adjustment Amount (such excess, the “Additional Consideration”) then, promptly following the Determination Date, and in any event within five (5) Business Days of the Determination Date, TKO shall pay, or cause to be paid, to each of the EDR Parties, by wire transfer of immediately available funds to one or more accounts designated in writing to TKO, an amount in cash equal to such EDR Party’s respective portion of the Additional Consideration in accordance with the EDR Allocation Schedule.

(ii) If the Estimated Adjustment Amount exceeds the Closing Adjustment Amount as finally determined in accordance with Section 2.04(d) (such excess, the “Consideration Reduction Amount”), then, promptly following the Determination Date, and in any event within five (5) Business Days of the Determination Date, each of the EDR Parties shall pay, or cause to be paid, to TKO by wire transfer of immediately available funds to the account designated by TKO an amount in cash equal to (x) such EDR Party’s respective portion of the Consideration Reduction Amount in accordance with the EDR Allocation Schedule.

(iii) TKO and the EDR Parties shall, and shall cause their respective Affiliates to, treat all payments made pursuant to Section 2.03(a) or Section 2.04(e) in a manner consistent with Section 8.04 of this Agreement.

Section 2.05 Withholding. Each of the Company, the EDR Parties and the TKO Parties (and their respective Affiliates and Representatives) shall each be entitled to deduct or withhold from the consideration and other amounts payable pursuant to this Agreement such amounts as the Company, the EDR Parties or the TKO Parties (or their Affiliates), as applicable, are required to deduct or withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and the Company, the EDR Parties or the TKO Parties (or their respective Affiliates or Representatives), as applicable, shall timely remit such amounts to the appropriate Governmental Authority. The TKO Parties shall use reasonable best efforts to provide to the EDR Parties fifteen (15) days’ advance written notice of any deduction or withholding on amounts payable to the EDR Parties in connection with the Transaction (other than as a result of not being provided with the Tax documentation contemplated by Section 2.03(b)(vi)), which notice shall include the authority, basis and method of calculation for the proposed deduction or withholding, and the TKO Parties and the EDR Parties will reasonably cooperate to obtain reduction of or relief from any applicable deduction or withholding. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority by the Company, the EDR Parties or the TKO Parties (or their Affiliates), as applicable, such amounts shall be treated for all purposes of this Agreement as having been paid to the party in respect of which such deduction and withholding was made.

Section 2.06 Allocation Matters. Notwithstanding anything herein to the contrary, (a) in the Estimated Closing Statement, the EDR Parties shall determine and set forth the allocation of the Estimated Adjustment Amount and Equity Consideration among the EDR Parties (provided that, each EDR Party shall receive its respective portion of the aggregate value of the Estimated Adjustment Amount and the Equity Consideration in accordance with the EDR Allocation Schedule) and (b) the deliveries and payments set forth in Section 2.03(a) shall be made by the TKO Parties in accordance with such election.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE EDR PARTIES AND THE COMPANY

Except (a) as disclosed in the EDR Disclosure Letter, or (b) as disclosed in any report, schedule, form, statement or other document (including all exhibits and other information incorporated by reference therein and all amendments and supplements thereto) (x) filed with the SEC by EGH, or incorporated by reference into such document and (y) that are publicly available since (and including) April 28, 2021 through at least two Business Days prior to the date of this Agreement (collectively, the “EDR SEC Reports”) (but excluding any cautionary or forward-looking information in the “Risk Factors” or “Forward-Looking Statements” sections of such EDR SEC Reports), each EDR Party hereby represents and warrants to the TKO Parties, jointly and severally, the following as of the date hereof and as of the Closing that:

Section 3.01 Organization and Authority.

(a) Each of the EDR Parties, the Transferred Entities and the Company-Controlled JVs is duly organized, validly existing and in good standing under the Laws of its state of incorporation or organization and has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Businesses as they are currently conducted except as would not, individually or in the aggregate, reasonably be expected to be material to the Businesses, taken as a whole.

(b) Each of the EDR Parties and the Company has all necessary authority and legal capacity to enter into this Agreement and each Ancillary Agreement to which it is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the Transaction. The consummation of the Transaction has been duly authorized by all necessary organizational action by the EDR Parties and the Transferred Entities, as applicable, and no other approval, authorization or organizational action on the part of any of the EDR Parties or the Transferred Entities is necessary to authorize this Agreement or any other agreement to which it is, or is specified to be, a party. This Agreement has been duly executed and delivered by the EDR Parties and the Company, and (assuming due authorization, execution and delivery by the TKO Parties) this Agreement constitutes legal, valid and binding obligations of the EDR Parties and the Company, enforceable against the EDR Parties and the Company in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally and legal principles of general applicability governing the availability of equitable remedies (whether considered in a proceeding in equity or at law or otherwise under applicable Law) (collectively, the “Remedies Exceptions”).

Section 3.02 No Conflict. Assuming that all applicable requirements of the Regulatory Approvals have been satisfied, the execution, delivery and performance of this Agreement by the EDR Parties and the Company does not and will not (a) violate or conflict with the Governing Documents of the EDR Parties or any member of the EDR Group, any Transferred Entity or any Company JV, (b) conflict with or violate any Law or Governmental Order applicable to the EDR Parties or any member of the EDR Group, any Transferred Entity or any Company-Controlled JV, or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any Material Contract, except in the case of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to be material to the Businesses, taken as a whole.

Section 3.03 Government Consents and Approvals. Assuming the truth and completeness of the representations and warranties of the TKO Parties contained in this Agreement and except as may result from any facts or circumstances relating solely to TKO or any of its Affiliates, the execution, delivery and performance of this Agreement by the EDR Parties or the Company does not and will not require any Government Consent, except (a) where failure to obtain such Government Consent would not, individually or in the aggregate, reasonably be expected to be material to the Businesses, taken as a whole, or (b) applicable requirements of the Regulatory Approvals.

Section 3.04 Brokers. Except as set forth on Section 3.04 of the EDR Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of the Transferred Entities.

Section 3.05 Capitalization.

(a) As of immediately prior to the Closing and after giving effect to the Pre-Closing Restructuring, the EDR Parties will directly own, beneficially and of record, the Transferred Equity Interests, free and clear of all Liens (other than those described in clause (h) of the definition of Permitted Liens and restrictions applicable to the Transferred Equity Interests in the Euroleague JV set forth in the Governing Documents of the Euroleague JV). At the Closing, the EDR Parties will transfer to TKO good and valid title to the Transferred Equity Interests, free and clear of all Liens (other than those described in clause (h) of the definition of Permitted Liens and restrictions applicable to the Transferred Equity Interests in the Euroleague JV set forth in the Governing Documents of the Euroleague JV).

(b) Section 3.05(b)(i) of the EDR Disclosure Letter sets forth a list, as of immediately prior to the Closing and after giving effect to the Pre-Closing Restructuring, of each Transferred Entity, Company-Controlled JV and other Company JV and the ownership interest therein of the applicable EDR Party or such other Subsidiary of such EDR Party who is the direct owner thereof, and indicates its jurisdiction of organization. All of the Transferred Equity Interests are duly authorized and validly issued, fully paid and nonassessable, and have been issued in compliance in all material respects with all applicable Laws and not in violation of preemptive or similar rights of any other Person. As of immediately prior to the Closing and after giving effect to the Pre-Closing Restructuring, (x) the Company will not own, beneficially or of record, directly or indirectly, any Subsidiary or any capital stock or other voting securities of, or other ownership interests in, any Person other than the other Transferred Entities, the Company-Controlled JVs, or the other Company JVs and (y) no Person other than the Company will own, beneficially or of record, directly or indirectly, any capital stock or other voting securities of, or other ownership interests in, any Transferred Entity.

(c) Other than pursuant to this Agreement or as set forth in Section 3.05(c) of the EDR Disclosure Letter, there are no outstanding rights of first refusal or offer, preemptive rights, options, warrants, call rights, redemption rights, phantom interests, profits interests, restricted units, other compensatory equity or equity-linked rights, convertible securities, subscription rights, exchange rights or conversion rights, in each case, relating to any securities (“Security Related Rights”) of the Company, the Transferred Entities or, other than pursuant to Governing Documents in the possession of the EDR Parties that are made available to the TKO Parties, the Company JVs, and there are no Contracts binding on the Businesses or other Transferred Entities that would require (including as a result of the Closing or the passage of time on their own or in combination with any other event) TKO PubCo, TKO or any of their respective Subsidiaries to issue any equity interests of, or any Security Related Rights related to equity interests of, TKO PubCo, TKO or their respective Subsidiaries.

(d) Section 3.05(d) of the EDR Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each agreement to which any member of the EDR Group, Transferred Entity or any Company JV is a party with respect to the voting of the Transferred Equity Interests or the Specified Equity Interests. Other than pursuant to this Agreement or as set forth in Section 3.05(d) of the EDR Disclosure Letter, there are no outstanding contractual obligations of any member of the EDR Group, Transferred Entity or any Company JV to repurchase, redeem or otherwise acquire any Transferred Equity Interests or Specified Equity Interests.

(e) Each of the Governing Documents of the Company and the other Transferred Entities and the Company-Controlled JVs is in full force and effect, and the Company and the other Transferred Entities and the Company-Controlled JVs are not in default under or in violation of any provision of their respective Governing Documents, except for violations that would not, individually or in the aggregate, reasonably be expected to be material to the Businesses, taken as a whole.

(f) Section 3.05(f) of the EDR Disclosure Letter sets forth a list of each outstanding equity and equity-based award held by each Business Employee and Independent Contractor and, in respect of each such award, identifies (i) the entity that issued such award, (ii) the type of award and number of shares of common stock related thereto, (iii) the grant date, (iv) the vesting schedule, (v) the jurisdiction, (vi) acceleration terms and (vii) if applicable, the exercise or reference price. The EDR Parties have, as of the date hereof, provided to TKO each form of equity award agreement applicable to any outstanding equity or equity-based awards granted to any Business Employee or Independent Contractor (the “Equity Schedule”).

Section 3.06 Qualification. Each of the EDR Parties (solely in respect of the Businesses), the Company, the Transferred Entities and the Company-Controlled JVs is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

Section 3.07 Financial Information.

(a) Section 3.07 of the EDR Disclosure Letter includes (i) the unaudited consolidated profit and loss statements of the Businesses for the twelve (12) months ended as of December 31, 2023, the twelve (12) months ended December 31, 2022, and the six (6) months ended June 30, 2024 (the “Reference Date”), (ii) the unaudited statements of cash flows of the Businesses as of and for each of the twelve (12) months ended December 31, 2022 and the twelve (12) months ended December 31, 2023, and the six (6) months ended June 30, 2024, (iii) the unaudited consolidated balance sheet of the Business as of each of December 31, 2022 and December 31, 2023, and (iv) the unaudited consolidated balance sheet of the Business as of the

Reference Date (the “Reference Date Balance Sheet”, and clauses (i) through (iv), collectively, the “Financial Statements”). The Financial Statements (A) have been prepared in good faith, (B) have been prepared in accordance with GAAP, consistently applied throughout the periods covered thereby, (C) have been prepared from, and are consistent with, the books and records of the EDR Group and (D) fairly present in all material respects the financial condition, results of operations, assets, liabilities and changes in financial position of the Businesses for the period covered thereby except for the absence of footnotes and other presentation items and for normal year-end adjustments, subject in each case to the Financial Statements being prepared and presented on a “carve-out” basis from the consolidated financial statements of the EDR Group and, with respect to the Financial Statements as of and/or for the six (6) months ended on the Reference Date, on a pre-tax basis only. The TKO Parties acknowledge that (i) the Businesses have not been conducted on a standalone basis, and no representations are made that the estimated stand-alone overhead costs included in the Financial Statements are an accurate reflection of the overhead costs that the TKO Parties would incur to operate the Businesses and (ii) stand-alone financial statements have not historically been prepared for the Businesses. Since the Reference Date, there has been no material change in the accounting methods or principles of the Businesses that would be required to be disclosed in the Financial Statements in accordance with GAAP, except as described in the notes thereto.

(b) No Transferred Entity (nor any other member of the EDR Group with respect to any Transferred Asset or Transferred Liability) is a party to, or has any commitment to become party to, an “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities Act nor guaranteed any such arrangement made by a Company JV.

(c) The EDR Group has established and maintains a system of internal accounting controls sufficient to provide reasonable assurance that, with respect to the Businesses’ transactions, (i) including transactions between the Businesses, on the one hand, and the EDR Group (other than the Businesses), on the other hand, are recorded as necessary based upon group accounting guidelines and procedures of the EDR Group to permit preparation of the EDR Group’s consolidated financial statements in conformity with GAAP and to maintain asset accountability therein and (ii) involving the Businesses are recorded as necessary based upon group accounting guidelines and procedures of the EDR Group to permit preparation of the EDR Group’s consolidated financial statements that are free from material misstatement, except, in the case of each of clauses (i) through (ii), for any deficiency that would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole.

Section 3.08 Absence of Undisclosed Liabilities.

(a) There are no Liabilities of the Transferred Entities or of the Company-Controlled JVs or any other Transferred Liability of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than Liabilities (i) reflected or reserved against on the Financial Statements or the notes thereto, (ii) incurred in connection with the Transaction or incurred in the Ordinary Course of Business since the Reference Date that would not reasonably be expected to have a Business Material Adverse Effect, (iii) that will be discharged or paid off prior to or at Closing or (iv) that would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole.

(b) None of the members of the EDR Group or the Transferred Entities or, to the Knowledge of the Businesses, any employee of the foregoing or any of the foregoing’s independent auditors has identified or been made aware of (i) any fraud that involves the management or other employees of the EDR Group, the Transferred Entities or the Company-Controlled JVs who have a role in the preparation of financial statements or the internal accounting controls utilized by the Transferred Entities, the Company-Controlled JVs or the Businesses or (ii) any written claim or written allegation regarding the foregoing.

Section 3.09 Absence of Certain Changes. Since the Reference Date through the date of this Agreement, except as set forth in Section 3.09 of the EDR Disclosure Letter, (a) there has not been any Business Material Adverse Effect, and (b) none of the EDR Parties or the Transferred Entities have taken, or failed to take, any action that if taken, or failed to be taken, after the date hereof would have been required to be disclosed pursuant to Section 5.01 (other than Sections 5.01(f), 5.01(g), 5.01(h), 5.01(i), 5.01(o), 5.01(p), 5.01(q), 5.01(v) or, with respect to the foregoing, Section 5.01(w)).

Section 3.10 Compliance with Laws.

(a) (i) The Businesses are being conducted in compliance with all applicable Laws, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, and (ii) no member of the EDR Group (solely in respect of the Businesses) has, for the past two (2) years, (x) received or entered into, nor is there any basis for, any citations, complaints, consent orders, or other similar Governmental Orders, or (y) received any written, or to the Knowledge of the Business, oral, notice or other communication from any Governmental Authority that indicates any material non-compliance with, or material liability under, any Laws.

(b) The Transferred Entities and the Company-Controlled JVs hold, or at the Closing will hold, all Consents of all Governmental Authority required to own, lease and operate their properties and assets relating to the Businesses and to conduct the Businesses as currently conducted and are in compliance with the terms of such Consents, except where the failure to hold or be in compliance with such Consents would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. No Action is pending or, to the Knowledge of the Business, threatened, seeking the revocation, cancellation, suspension or adverse modification of any such Consent.

Section 3.11 Data Privacy.

(a) For the past two (2) years, each member of the EDR Group (to the extent relating to the Businesses) and the Transferred Entities have been in compliance with all Privacy Laws, in all material respects, including through the implementation and regular maintenance of any mandatory policies, procedures, records, logs and documentation concerning the collection, use, storage, retention, transfer and security of Personal Information.

(b) To the Knowledge of the Business, the performance of (and transactions contemplated by) this Agreement and each other document will not require the consent of any other person in respect of such person’s Personal Information or, impact any member of the EDR Group’s (to the extent relating to the Businesses) and the Transferred Entities’ rights to process Personal Information in the conduct of the Business in the manner and for the purposes currently conducted.

(c) For the past two (2) years, each member of the EDR Group (to the extent relating to the Businesses) and the Transferred Entities have implemented and maintained commercially reasonable security programs, policies, and procedures designed to ensure the protection of Personal Information in their possession or controlled against accidental or unlawful destruction, theft, loss or unauthorized disclosure or processing, including through commercially reasonable appropriate administrative, technical, organizational and physical safeguards, and have taken commercially reasonable steps to require any entity processing such Personal Information on its behalf to have implemented the same, by, where required, entering into written agreements to meet the requirements of Privacy Laws. Each member of the EDR Group (to the extent relating to the Businesses) and the Transferred Entities carry out regular penetration tests and vulnerability assessments and there are no outstanding high-risk/critical identified vulnerabilities. For the past two (2) years, except as would not, individually or in the aggregate, reasonably be expected to be material to the applicable Business, there has not been any unauthorized access to the IT Systems or theft, loss, unauthorized disclosure of or access to, or other security incidents or adverse events relating to any Personal Information maintained or stored by or on behalf of any member of the EDR Group (to the extent relating to the Businesses) or the Transferred Entities, including any such incidents or events that would require notification of individuals or any Governmental Authority or any remedial action under any Privacy Laws.

(d) For the past two (2) years, no member of the EDR Group (to the extent relating to the Businesses) and no Transferred Entity has been under investigation (as notified in writing) or other written notice from, any Governmental Authority in respect of its use of Personal Information or compliance with Privacy Laws. For the past two (2) years, no member of the EDR Group (to the extent relating to the Businesses) and no Transferred Entity has received any written notice of any claims or allegations of, or been charged with, any material violation of any Privacy Laws.

(e) For the purpose of this Section 3.11, the term “processing” shall have the meaning given to it, or any corollary term, in Privacy Laws.

Section 3.12 Litigation and Governmental Orders. (a) There are no, and for the past two years there have not been any Governmental Orders in effect or Actions pending or, to the Knowledge of the Business, threatened in writing against the Businesses or any Transferred Entities or the Company-Controlled JVs that, if resolved adversely to the Businesses, would, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, and (b) the EDR Group (solely in respect of the Businesses) has not received since the Reference Date any written notice from any Governmental Authority indicating that any of the Businesses, Transferred Entities, the Company-Controlled JVs or Transferred Assets is subject to any material Governmental Order (or that any member of the EDR Group is subject thereto relating specifically to the Businesses).

Section 3.13 Permits. The Transferred Entities or the EDR Group have all Permits required for the conduct of the Businesses as it is currently conducted and are in compliance with such Permits (each such Permit, a “Company Permit”), except (x) with respect to Permits required under applicable Environmental Laws (“Environmental Permits”) (as to which certain representations and warranties are made pursuant to Section 3.20) and (y) where the failure to hold or be in compliance with such Company Permits would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. All Company Permits other than Environmental Permits are in full force and effect, except as would not be material to the Businesses. The EDR Group and its Affiliates are and at all times since January 1, 2022 have been, in compliance with such Permits other than Environmental Permits, and no condition exists that with notice or lapse of time or both would constitute a default, under such Permits other than Environmental Permits, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. Taken together, the Transferred Entities, TKO or one of its Affiliates will possess, following completion of the Pre-Closing Restructuring and Closing, all Company Permits required to conduct the Business as currently conducted and taking into account the other Ancillary Agreements, except where the failure to possess any such Company Permit would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

Section 3.14 Intellectual Property.

(a) Section 3.14(a) of the EDR Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all of the following to the extent included in the Transferred Intellectual Property (together with the following information for each: (i) applicable registration or application number; (ii) filing, registration, issue or application date; (iii) record owner; (iv) jurisdiction; and (v) title or description): (A) unexpired patents and patent applications, (B) unexpired registered trademarks and trademark applications, (C) unexpired registered copyrights and copyright applications and (D) domain name registrations. All Transferred Intellectual Property is subsisting, valid, and to the Knowledge of the Business, enforceable and in full force and effect. After giving effect to the Pre-Closing Restructuring, the Transferred Entities (x) will solely and exclusively own all right, title, and interest in and to all Transferred Intellectual Property (other than any Intellectual Property that is licensed to a Transferred Entity by a third party), and (y) will have a valid and enforceable right (subject to the Remedies Exceptions) in, to or under all Transferred Intellectual Property to conduct the Businesses, in each case free and clear of all Liens other than Permitted Liens.

(b) To the Knowledge of the Business, (i) no Person is infringing, diluting, misappropriating or otherwise violating any Transferred Intellectual Property in any material respects, and there is no such claim pending or threatened in writing against any Person by any member of the EDR Group or the Transferred Entities, and (ii) neither any Transferred Intellectual Property nor the conduct of the Businesses as currently conducted infringes, dilutes, misappropriates or otherwise violates, and in the past two (2) years, has not infringed, diluted, misappropriated or otherwise violated, the Intellectual Property of any Person, in each case, in any material respect. For the past two (2) years, there has been no material claim pending or asserted in writing against any member of the EDR Group or the Transferred Entities (i) regarding any infringement, dilution, misappropriate or other violation of the Intellectual Property of any third party or (ii) challenging the ownership, use, validity, enforceability, patentability or registrability of any Transferred Intellectual Property. For the past two (2) years, no member of the EDR Group or Transferred Entity has sent any written claim asserting or threatening to assert any material Action against any Person relating to any Transferred Intellectual Property.

(c) Each member of the EDR Group (with respect to the Businesses) and each Transferred Entity has taken commercially reasonable steps to protect the confidentiality of any Trade Secrets included in the Transferred Intellectual Property that are material to the applicable Business. No such Trade Secret has been disclosed or authorized to be disclosed to any third party, other than pursuant to a written confidentiality agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. To the Knowledge of the Businesses, no member of the EDR Group (with respect to the Businesses) or any Transferred Entity is, or in the past two (2) years has been, in breach of any obligations or undertakings of confidentiality which it owes or has owed to any third party, except where any such breach would not be material to the Business, taken as a whole.

(d) Each member of the EDR Group and each Transferred Entity has taken commercially reasonable steps designed to protect the confidentiality, security and integrity of the software, hardware, firmware, networks, platforms, databases, websites and related systems, voice and data circuits (including hubs and routers), telecommunications systems and services, and other computer and information technology systems used by the members of the EDR Group or the Transferred Entities in the conduct of the Businesses (the “IT Systems”), and the information contained therein (including Transferred Intellectual Property), except where failure to take such actions would not be material to the Business, taken as a whole. The Businesses have, and in the past two (2) years have had, in place commercially reasonable disaster recovery plans, and business continuity plans, procedures and facilities for the IT Systems. In the past two (2) years, there have been no (i) failures, breakdowns, outages, of such IT Systems, or (ii) to the Knowledge of the Business, breaches or security incidents of the IT Systems or data processed thereby that has caused a disruption to the conduct of the applicable Business, in each case that would be material to the applicable Business, taken as a whole. To the Knowledge of the Business, the IT Systems do not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” malware or other software routines or components intentionally designed to permit unauthorized access to, maliciously disable, maliciously encrypt or erase software, hardware, or data.

(e) No Source Code that constitutes Transferred Intellectual Property (“Transferred Source Code”) has been delivered, licensed or made available to any escrow agent or other Person, other than such Source Code that was made available to employees or service providers of the Businesses who needed access to such Source Code to perform their job duties, and the Transferred Entities have no duty or obligation (whether present, contingent, or otherwise) to so deliver, license or make available any such Source Code. Except as specified in Section 3.14(e) of the EDR Disclosure Letter, no Open Source has been used by or on behalf of the Businesses in such a manner that would require the Businesses to (i) publicly make available any Transferred Source Code, (ii) license, distribute or make available any Transferred Source Code for the purpose of reverse engineering or making derivative works of such Transferred Source Code, or to permit any other Person to perform such actions, (iii) permit any Transferred Intellectual Property to be reverse engineered, reverse assembled or disassembled (other than by operation of law) or (iv) be restricted or limited from charging for distribution of any Transferred Intellectual Property.

(f) Except as set forth in Section 3.14(f) of the EDR Disclosure Letter, the Transferred Intellectual Property, and the licenses and services to be provided through the Transition Services Agreement (subject to obtaining any necessary consents thereunder) will constitute all the Intellectual Property necessary to operate the Businesses in all material respects in the manner in which they are currently conducted; provided, that the foregoing representation and warranty is not intended to cover existence of any Intellectual Property infringement, dilution or misappropriation by the Businesses, which is addressed exclusively in Section 3.14(a) above.

Section 3.15 Real Property.

(a) Section 3.15(a) of the EDR Disclosure Letter lists, as of the date of this Agreement, all real property owned in fee by the EDR Group that is primarily related to the Businesses (the “Transferred Owned Real Property”). The Transferred Entities have, or at the Closing will have, good and marketable title to the respective Transferred Owned Real Property, free and clear of all Liens except Permitted Liens, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. The EDR Parties have made available to TKO copies of all deeds, surveys, title insurance policies, certificates of occupancy or equivalent documentation with respect to the Transferred Owned Real Property and other material documents relating to or affecting the use, occupancy or operation of the Transferred Owned Real Property, in each case to the extent within the possession of the EDR Parties.

(b) Section 3.15(b) of the EDR Disclosure Letter lists, as of the date of this Agreement (or after giving effect to the Pre-Closing Restructuring), all real property where any Transferred Entity leases, subleases, licenses or otherwise occupies real property as lessee, sublessee or licensee (such lease, sublease, license or other occupancy agreement, collectively, and including any respective amendments and/or guaranties thereto, the “Leases”, and all such real property subject thereto, the “Transferred Leased Real Property”) that are primarily related to the Businesses, including (i) the common address of each Transferred Leased Real Property, and (ii) a description of the subject Lease including all material amendments, modifications, supplements, waivers, terminations, renewals, guarantees and extensions thereof. Except as set forth in Section 3.15(b) of the EDR Disclosure Letter, (i) no Transferred Entity nor, to the Knowledge of the Business, any other party thereto, is in material breach or material default under any Lease and to the Knowledge of the Business, no event has occurred which, with the delivery of notice, the passage of time or both, would constitute a material breach of, or material default under any Lease, (ii) each Lease is in full force and effect and (iii) the applicable Transferred Entity has a valid leasehold, subleasehold or licensed interest in its Transferred Leased Real Property, free and clear of any Liens, except Permitted Liens, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. The EDR Parties have delivered or made available to TKO true, correct and complete copies of all Leases.

(c) Section 3.15(c)(i) of the EDR Disclosure Letter lists, as of the date of this Agreement, all real property that is leased by a member of the Remaining EDR Group, as tenant, and used by the Businesses (the “Shared Properties”), including (i) the common address of each Shared Property, and (ii) a description of the subject lease including all material amendments, modifications, supplements, waivers, terminations, renewals and extensions thereof (the “Shared Property Leases”). The portion of each of the Shared Properties that is used by the Businesses will either be vacated by the Businesses at Closing (the “Vacated Shared Properties”) or licensed to TKO or a Transferred Entity pursuant to the Transition Services Agreement (the “Licensed Shared Properties”), in each case, as mutually agreed between the Remaining EDR Group and TKO. The Shared Properties are not essential for the operation of the Business as currently conducted, other than the Shared Properties set forth on Section 3.15(c)(ii) of the EDR Disclosure Letter.

(d) Except as set forth on Section 3.15(d)(i) of the EDR Disclosure Letter, neither the members of the EDR Group nor any of their Subsidiaries has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to purchase, acquire, sell or dispose of any Transferred Owned Real Property or any portion thereof or interest therein, and except as set forth on Section 3.15(d)(ii) of the EDR Disclosure Letter, no Person other than the members of the EDR Group or one of their Subsidiaries holds a present or future right to occupy any material portion of the Transferred Owned Real Property or Transferred Leased Real Property, whether pursuant to a lease, license, or other occupancy agreement, purchase option, right of first offer, right of first refusal or other instrument or agreement.

(e) The Transferred Owned Real Property, Transferred Leased Real Property and Licensed Shared Properties, but excluding the Vacated Shared Properties, collectively constitute all of the real property primarily related to the conduct of the Businesses and are sufficient to operate the Businesses in all material respects in the manner in which they are currently conducted.

Section 3.16 Employee Benefit Matters.

(a) Section 3.16(a) of the EDR Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Benefit Plan (including each Benefit Plan pursuant to which there may be any contractual commitment or obligation of the EDR Parties or the Transferred Entities to grant or issue any equity or equity-based award) and further contains a true and complete list of each Assumed Benefit Plan, in each case, excluding (i) employment contracts (A) with employees whose annual base salary or annualized wage rate is below $500,000 or (B) that provide severance benefits equal to or less than six (6) months of base compensation or, if greater, the amount required by applicable Law and (ii) individual consulting or independent contractor agreements with Independent Contractors. With respect to each material Benefit Plan and each Assumed Benefit Plan, the EDR Parties have made available to TKO, to the extent applicable (i) a true and complete copy of each material Benefit Plan and each Assumed Benefit Plan and all material amendments thereto or, if such plan is not in writing, a written description of such plan, and (ii) with respect to each material Assumed Benefit Plan, as applicable, (A) the most recent summary plan description (including any material modification); (B) any trust documents or funding arrangements relating thereto (including group insurance contracts); (C) the most recent annual reports on Form 5500 with accompanying schedules and attachments, filed with the IRS or other equivalent Governmental Authority; and (D) the most recent opinion or determination letter from the IRS or other equivalent Governmental Authority.

(b) Each Benefit Plan has been operated in all respects in accordance with its terms and the requirements of all applicable Laws, except as would not be reasonably likely to result in a material Liability to the TKO Parties and their Subsidiaries (including the Transferred Entities), taken as a whole. Other than routine claims for benefits, there is no material claim or lawsuit pending or, to the Knowledge of the Business, threatened, against or arising out of a Benefit Plan in respect of any Business Employee, Independent Contractor or Former Service Provider, except as would not be reasonably likely to result in a material Liability to the TKO Parties and their Subsidiaries (including the Transferred Entities), taken as a whole.

(c) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, opinion letter or advisory letter from the IRS, or has been established under a pre-approved plan for which a current favorable IRS opinion letter has been obtained by the pre-approved plan provider, stating that its related trust is exempt from taxation under section 501(a) of the Code, and, to the Knowledge of the Business, no event has occurred which would reasonably be expected to adversely affect the qualified status of any such Benefit Plan.

(d) The EDR Group does not maintain, sponsor, participate in, contribute to and is not required to contribute to (and in the past six years has not established, maintained, sponsored, participated in, contributed to or been required to contribute to) (including as a result of its relationship with any other Person that would be or, at any relevant time, would have been an ERISA Affiliate) (i) a pension plan that is subject to Title IV of ERISA or (ii) any “multiemployer plan” (as defined in Section 3(37) of ERISA) subject to Title IV of ERISA. No Assumed Benefit Plan is a “multiple employer plan” (as defined in Section 413(c) of the Code or Section 4063 or Section 4064 of ERISA) and none of the Assumed Benefit Plans provides material post-employment health or life insurance benefits other than as required under Section 4980B of the Code or any similar applicable Law.

(e) Except as would not reasonably be expected to result in a material Liability to the TKO Parties or their Subsidiaries (including the Transferred Entities), taken as a whole, each Assumed Benefit Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including, notices, rulings and proposed and final regulations) thereunder. The EDR Group does not have any obligation to gross up, indemnify or otherwise reimburse any Business Employee, Independent Contractor or Former Service Provider for any penalty taxes, interest or penalties incurred pursuant to Section 409A of the Code.

(f) Except as would not reasonably be expected to result in a material Liability to the TKO Parties or their Subsidiaries (including the Transferred Entities), taken as a whole, each Assumed Benefit Plan that is a Foreign Benefit Plan (i) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by such an insurance policy, as applicable, based on reasonable and appropriate actuarial assumptions in accordance with applicable accounting principles and applicable Laws, and (ii) if required to be registered or intended to qualify for special tax treatment, satisfies all registration requirements or other requirements for such treatment.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise), would reasonably be expected to (i) entitle any Business Employee, Independent Contractor or Former Service Provider to any payment from any Transferred Entity pursuant to any Benefit Plan; (ii) increase the amount of compensation or benefits due under any Benefit Plan or trigger an obligation to fund benefits thereunder (through a grantor trust or otherwise); (iii) accelerate the vesting, funding or time of payment of any payments, compensation or benefits to any Business Employee, Independent Contractor or Former Service Provider; (iv) result in any “excess parachute payment” within the meaning of Section 280G(b) of the Code; or (v) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code.

Section 3.17 Labor Matters.

(a) The EDR Parties have provided a complete and correct list of all Business Employees as of September 4, 2024 (as such list may be updated in accordance with Section 7.01 below) containing each such Business Employee’s (i) name, (ii) title or position and (iii) work location (city, state and country). Other than the Business Employees, there are no employees of the Transferred Entities or any member of the EDR Group whose services, duties, and/or responsibilities on behalf thereof primarily relate to the Businesses.

(b) Except as set forth in Section 3.17(b) of the EDR Disclosure Letter, as of the date of this Agreement, none of the Transferred Entities (or members of the EDR Group who employ Business Employees who are not employed by a Transferred Entity) are party to, bound by, or negotiating any collective bargaining, neutrality, works council or other labor-related agreement (each, a “Labor Agreement”) with respect to the Business or any Business Employees with any labor union, works council, employee representative body, or other labor organization (each a “Union”), nor, to the Knowledge of the Business, is there presently any material union-organizing activities involving Business Employees or attempts to organize any Business Employees by or on behalf of any Union with respect to their employment with the Transferred Entities or EDR Group. As of the date of this Agreement, there are no pending or, to the Knowledge of the Business, threatened demands, petitions, or labor representation proceedings on behalf of or affecting any Business Employees to be filed with the National Labor Relations Board or other Governmental Authority, and to the Knowledge of the Business, no Business Employee is represented by a Union. There has been no, and there is no pending or, to the Knowledge of the Business, threatened, material labor strike, material labor disturbance, lockout, walkout, grievance (other than routine immaterial individual grievances), arbitration, unfair labor practice charge, or material work stoppage by or involving any Business Employees or against a Transferred Entity or any other member of the EDR Group in respect of the Businesses, except, in each case, as would not be reasonably likely to result in a material Liability to the TKO Parties and their Subsidiaries (including the Transferred Entities).

(c) The Transferred Entities and, with respect to the Businesses or any Business Employees, the members of the EDR Group, are and for the past three (3) years have been, in compliance in all material respects with all applicable Laws respecting labor relations, employment and employment practices, including all applicable Laws respecting workers’ compensation, collective bargaining and labor relations, occupational safety and health requirements, plant closings and mass layoffs, wages and hours, employment discrimination, sexual and other harassment, disability rights or benefits, equal employment opportunity, visa and work status, employee leave, unfair labor practices, classification of employees and independent contractors, religious and disability accommodations, and unemployment insurance except, in each case, as would not, be reasonably likely to result in a material Liability to the TKO Parties and their Subsidiaries (including the Transferred Entities). There are no pending or, to the Knowledge of the Business, threatened, material Actions against any Transferred Entity or any EDR Party (in respect of the Businesses) alleging material violation of Law regarding labor or employment matters, except, in each case, as would not be reasonably likely to result in a material Liability to the TKO Parties and their Subsidiaries (including the Transferred Entities).

(d) To the Knowledge of the Business, no Business Employee or individual consultant, independent contractor, or other natural person service provider of any Transferred Entity (each, an “Independent Contractor”) is in material violation of a material term of any employment agreement, non-disclosure agreement, non-competition agreement, non-solicitation agreement, or other restrictive covenant or similar written agreement: (i) to any Transferred Entity; or (ii) to a former employer of such Business Employee or Independent Contractor relating to such Business Employee’s or Independent Contractor’s (A) right to be employed or engaged (as applicable) by any Transferred Entity or (B) use of trade secrets or proprietary information except, in each case, as would not be reasonably likely to result in a material Liability to the TKO Parties and their Subsidiaries (including the Transferred Entities).

(e) (i) No Transferred Entity or, with respect to the Business or affecting any Business Employees, any member of the EDR Group, has entered into a material settlement agreement with any Person that involves material allegations of discrimination, harassment (including sexual harassment), or sexual misconduct by an officer, director or Business Employee at the level of Senior Vice President or higher, in each case, in their capacity as such, within the past three (3) years and (ii) to the Knowledge of the Business, no material allegations of discrimination, harassment (including sexual harassment), or sexual misconduct are pending or have been made against any officer, director or Business Employee at the level of Senior Vice President or higher in each case, in their capacity as such, within the past three (3) years.

(f) To the Knowledge of the Business, no Business Employee at the level of Senior Vice President or higher has provided written notice to the Transferred Entities or the EDR Parties of such Business Employee’s intent to terminate such individual’s employment with the Transferred Entities or the Business.

Section 3.18 Taxes. Except for such matters that would not, individually or in the aggregate, reasonably be expected to be material to the Businesses:

(a) all Tax Returns required to have been filed by the Transferred Entities have been filed and all such Tax Returns are true, correct and complete in all material respects;

(b) all Taxes due and payable by the Transferred Entities (or Taxes for which a Transferred Entity would be responsible) have been paid;

(c) all Taxes required to be deducted or withheld by any Transferred Entity have been deducted and withheld and have been timely paid to the proper Governmental Authority, and the Transferred Entities have complied with all reporting requirements thereto;

(d) no deficiency, proposed adjustment or underpayment of Taxes or Tax Returns has been asserted or assessed by a Governmental Authority in writing (or, to the Knowledge of the Business, otherwise) against any Transferred Entity that has not been satisfied by payment, settled, withdrawn or otherwise resolved;

(e) there are no ongoing or pending Tax audits, Actions, investigations, inquiries, examinations or other judicial or administrative proceedings with respect to Taxes or Tax Returns of the Transferred Entities (or with respect to Taxes for which a Transferred Entity would be responsible) and no such proceeding has been threatened in writing;

(f) no Transferred Entity has any outstanding agreements, consents or waivers extending the statutory period of limitations (or requests for any such extension) applicable to the payment or assessment of any Taxes;

(g) there are no Tax liens on any assets of any Transferred Entity (other than Permitted Liens);

(h) no Transferred Entity (i) has any unpaid tax liability that is required to have been paid as a result of its participation in an affiliated group filing a combined, consolidated or unitary U.S. federal income Tax Return (other than a group of which a Transferred Entity is the common parent) or other comparable group for state, local or foreign Tax purposes or (ii) has any unpaid liability or obligation that is required to have been paid for Taxes of another Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law) or as a transferee or successor under any provision of applicable Law or by Contract (other than a Contract entered into in the Ordinary Course of Business the primary purpose of which is not Taxes);

(i) no Transferred Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) beginning after the Closing Date as a result of any (A) “closing agreement” as described in Section 7121 of the Code (or any analogous, comparable or similar provision of state, local or foreign Law) entered into prior to the Closing; (B) an intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code with respect to transactions entered into prior to the Closing; (C) change in method of accounting for a Tax period (or portion thereof) ending on or prior to the Closing Date that was made or required to be made prior to the Closing; (D) installment sale or open transaction doctrine made prior to the Closing; or (E) prepaid amount received or deferred revenue accrued outside the Ordinary Course of Business prior to the Closing;

(j) no claim has ever been made by any Governmental Authority in a jurisdiction where any Transferred Entity does not file Tax Returns that such Transferred Entity is or may be subject to taxation by, or required to file Tax Returns with respect to Taxes in, that jurisdiction;

(k) with respect to any taxable period for which the applicable statute of limitations remains open as of the date hereof, no Transferred Entity is a party to or has engaged in any transaction that, as of the date hereof, is a “listed transaction” under Section 1.6011-4(b)(2) of the Treasury Regulations (or any comparable, analogous or similar provision of state, local or foreign Law);

(l) within the past three (3) years, no Transferred Entity has been a “controlled corporation” or “distributing corporation” in a distribution intended to qualify under Section 355 of the Code; and

(m) the entity classification of each Transferred Entity for U.S. federal income tax purposes is set forth in Section 3.18(m) of the EDR Disclosure Letter.

Notwithstanding anything in this Agreement to the contrary, (i) the representations and warranties set forth in Section 3.16 relating to Tax matters and in this Section 3.18 are the sole and exclusive representations and warranties of the EDR Parties relating to Tax matters and (ii) the representations and warranties set forth in this Section 3.18 may not be relied upon with respect to any Post-Closing Tax Period or with respect to any Tax positions taken by TKO or TKO’s Affiliates after the Closing.

Section 3.19 Certain Contracts.

(a) Section 3.19(a) of the EDR Disclosure Letter sets forth, as of the date of this Agreement, each of the following Contracts in effect as of the date of this Agreement to which a member of the EDR Group (to the extent relating to the Businesses) or any Transferred Entity or Company-Controlled JV is, or following the consummation of the Pre-Closing Restructuring, will be, a party or is bound, excluding (i) any Benefit Plan and (ii) any Contract relating to Insurance Policies (such Contracts required to be listed in Section 3.19(a) of the EDR Disclosure Letter, the “Material Contracts”):

(i) any Contract (other than purchase orders with suppliers or customers entered into in the Ordinary Course of Business, but not excluding any master agreements or general terms or conditions applicable to such purchase orders) having expected total annual payments to third parties by a Transferred Entity or any other member of the EDR Group (solely in respect of the Businesses) in excess of $5,000,000 in fiscal year ending December 31, 2024 or in excess of $5,000,000 in any annual period from and after December 31, 2024 through December 31, 2029, in each case other than any Contract in respect of real property (including any Lease or sublease);

(ii) any Contract (other than purchase orders with suppliers or customers entered into in the Ordinary Course of Business, but not excluding any master agreements or general terms or conditions applicable to such purchase orders) having expected total annual payments to a Transferred Entity or any other member of the EDR Group (solely in respect of the Businesses) by third parties in excess of $5,000,000 in fiscal year ending December 31, 2024 or in excess of $5,000,000 in any annual period from and after December 31, 2024 through December 31, 2029;

(iii) any Contract with a Key Customer;

(iv) any Contract with a Key Supplier;

(v) any Surviving Intercompany Agreements (as defined below);

(vi) any note, debenture, loan or credit agreement or other Contract for money borrowed by any Transferred Entity (or for which it is otherwise an obligor) (in each case, other than intercompany balances solely among Transferred Entities wholly-owned by the EDR Parties or any member of the EDR Group and any Transferred Entity wholly-owned by the EDR Parties);

(vii) [Reserved];

(viii) any Contract that is entered into outside of the Ordinary Course of Business that limits the ability of the Transferred Entities or another member of the EDR Group (or, following the Closing, TKO or its Affiliates) to compete or carry on the Businesses in any material respect or with any Person or in any geographic area, in each case, in a manner that is material to the Businesses, taken as a whole, and in each case other than any Contracts with such limitations that are already binding on TKO or its Affiliates as of the date hereof;

(ix) any Contract that grants the other party or any third Person “most favored nation” status, rights of first refusal, first notice, first negotiation rights or similar protective terms, or that requires the Transferred Entities or any other member of the EDR Group (solely in respect of the Businesses), to deal on an exclusive basis with any Person, in each case in a manner that is material to the Businesses, taken as a whole, other than such customary protective terms granted with respect to the extension or renewal of sponsorship, media rights or other commercial agreements in the Ordinary Course of Business;

(x) any Contract that relates to the acquisition or disposition of any Person or any business division thereof or the acquisition or disposition of any material assets of the Businesses, other than any Contract in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing that are outside the Ordinary Course of Business or any continuing or similar contingent obligations (excluding, for the avoidance of doubt, commercial agreements and customary media rights payment obligations);

(xi) any Contract that is entered into outside of the Ordinary Course of Business, involving expected annual consideration in excess of $5,000,000 in fiscal year ending December 31, 2024, pursuant to which the Transferred Entities or another member of the EDR Group in respect of the Business has a continuing guarantee obligation;

(xii) Contracts pursuant to which a member of the EDR Group, Transferred Entities or Company-Controlled JVs is a party or otherwise bound that would require TKO PubCo or TKO, or any of their Subsidiaries, the Transferred Entities or any Company-Controlled JV to issue any equity interests or Security Related Rights (or any cash payment derived from the value of any such equity interests or Security Related Rights) as a result of the execution of this Agreement or the consummation of the Pre-Closing Restructuring, the Transaction or other transactions contemplated hereunder;

(xiii) any Contract that is (x) a team acquisition or team sanction agreement, (y) the league operating manual and rulebook and (z) any revenue sharing arrangements with respect to each team owner and a member of the EDR Group in respect of the PBR Business, in each case, with respect to the PBR Business;

(xiv) any Contract constituting a joint venture, partnership or similar arrangement that includes the sharing of profits and losses with another Person and is material to the business of the Transferred Entities, taken as a whole, including such Contracts relating to any Company JV;

(xv) any Contract containing any “non-solicitation,” “no hire,” or similar provisions which restrict any Transferred Entity or Company JV from soliciting, hiring, engaging, retaining or employing any other Person’s current or former employees (other than such provisions entered into in the Ordinary Course of Business, customary provisions in commercial agreements and confidentiality agreements, and any Contracts with such limitations that are already binding on TKO or its Affiliates as of the date hereof);

(xvi) any Contract under which a member of the EDR Group (to the extent primarily related to the Businesses) or a Transferred Entity (A) licenses or sublicenses (or is granted rights in or to use or register) Intellectual Property that is material to the applicable Business from any Person, and (B) licenses or sublicenses (or grants rights in or to use or register) any Transferred Intellectual Property that is material to the applicable Business to any Person (in each case, other than (w) Contracts with Transferred Employees granting rights in Transferred Intellectual Property or other Intellectual Property to a member of the EDR Group or a Transferred Entity, (x) non-disclosure, confidentiality and similar agreements entered in the Ordinary Course of Business, (y) “click wrap,” “shrink wrap” and other licenses of commercially available off-the-shelf-software that involve aggregate license, maintenance, subscription and other fees of less than $5,000,000 per year for all such related Contracts, and (z) Contracts with customers, vendors or other commercial partners of the Businesses entered in the Ordinary Course of Business that include licenses of Intellectual Property in association with the sale of goods and services of the Businesses or the provision of goods and services to the Businesses);

(xvii) any settlement, conciliation, consent decree or similar agreement (including with a Governmental Authority) (A) pursuant to which the Business or a Transferred Entity is obligated after the date of this Agreement to pay consideration in excess of $5,000,000 or (B) that otherwise materially limits the operation of the Businesses as currently conducted;

(xviii) any Contract relating to any future capital expenditures by the Businesses or the Company in excess of $5,000,000 in the aggregate over the next twelve (12) months; and

(xix) any Contract for the sale, Lease, sublease, rental or other similar occupancy agreement, real property license or other Contract that, in each case, provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest, as applicable, in or for any Transferred Owned Real Property or Transferred Leased Real Property involving annual payments in excess of $3,000,000.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect: (i) each Material Contract is, with respect to the member of the EDR Group party thereto and, to the Knowledge of the Business, any other party to such Material Contract, a valid agreement, binding, and in full force and effect, (ii) each Material Contract is enforceable by the member of the EDR Group party thereto in accordance with its terms, subject to the Remedies Exceptions, (iii) none of the members of the EDR Group (solely in respect of the Businesses) or the Transferred Entities, nor, to the Knowledge of the Business, any other party to any Material Contract, are in breach of or default under any Material Contract, and none of the members of the EDR Group (solely in respect of the Businesses) or the Transferred Entities, nor, to the Knowledge of the Business, any other party to any such Material Contract, have taken or failed to take any action, and no event has occurred, that with or without notice, lapse of time, or both would constitute a breach of or default under any Material Contract, (iv) since the Reference Date, through the date of this Agreement, none of the members of the EDR Group (solely in respect of the Businesses) or the Transferred Entities have received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured and (v) there exists no actual or, to the Knowledge of the Businesses, threatened termination or cancellation of any Material Contract. The EDR Parties have made available to the TKO Parties, correct and complete copies of each Material Contract.

Section 3.20 Environmental Matters.

(a) The Businesses, the Transferred Entities, the Company-Controlled JVs and the EDR Group (solely in respect of the Businesses) are, and except for matters that have been resolved, have been in substantial compliance with all Environmental Laws, except for any such instance of non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. The Transferred Entities hold, or at the Closing will hold, and are in compliance with, all Environmental Permits required under applicable Environmental Laws to permit the Transferred Entities to operate their the Transferred Assets in a manner in which they are now operated and maintained and to conduct the Businesses as currently conducted, except where the absence of, or the failure to be in material compliance with, any such Environmental Permit would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, be reasonably expected to have a Business Material Adverse Effect, there are no pending or threatened Actions or Governmental Orders alleging violations of or liability under Environmental Laws against the Transferred Entities, the Company-Controlled JVs or any of the members of the EDR Group (solely in respect of the Businesses).

(c) Except as would not, individually or in the aggregate, be reasonably expected to have a Business Material Adverse Effect, none of the Transferred Entities, the Company-Controlled JVs or the EDR Group (solely in respect of the Businesses) is conducting or paying for any responsive or corrective action under any Environmental Law at any location and none of the Transferred Entities, the Company-Controlled JVs or any of the EDR Parties (to the extent relating to the Businesses) is party to any judgment, order, decree, writ, injunction or award issued by a Governmental Authority that imposes any obligations under any Environmental Law and there are no facts, circumstances or conditions which would be reasonably expected to form the basis of any such judgment, order, decree, writ, injunction or award.

(d) The EDR Parties have delivered to the TKO Parties copies of all material environmental reports, assessments (including Phase I or II environmental site assessments or similar reports), audits, notices of violation (or similar communications alleging non-compliance with Environmental Law) or other document alleging liability under Environmental Laws, in each case relating to any Transferred Entity or the Businesses and in the possession or control any of the EDR Group, the Transferred Entities or the Businesses.

Section 3.21 Insurance. Section 3.21 of the EDR Disclosure Letter sets forth a true and complete list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by any member of the Remaining EDR Group or any Transferred Entities for the benefit of the Transferred Entities or the Businesses whose policy periods are in effect as of the date of this Agreement (the “Insurance Policies”). Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, with respect to each Insurance Policy: (a) no member of the Remaining EDR Group or Transferred Entity is in breach or violation of, or default under, any Insurance Policies (or any predecessor insurance policies), and no event has occurred which with notice or lapse of time or both would constitute a breach, violation or default of the terms of such Insurance Policies, including with respect to providing timely and otherwise valid notice to the applicable insurer(s) of any claim, occurrence or other matter that may be covered under any Insurance Policies (or any predecessor insurance policies); (b) each Insurance Policy is valid and binding and the limits of each Insurance Policy remain fully in place without any erosion; (c) no premiums due under any Insurance Policy have not been paid; (d) there are no claims pending under any Insurance Policy (or any predecessor insurance policy) and (e) no member of the Remaining EDR Group or Transferred Entity has received any notice of cancellation or termination, change in premium or denial of renewal in respect of any of the Insurance Policies.

Section 3.22 Related Party Transactions; EDR Guarantees.

(a) Section 3.22(a) of the EDR Disclosure Letter lists all Contracts between the EDR Group and its Affiliates (other than the Transferred Entities), on the one hand, and a Transferred Entity or Company-Controlled JV, on the other hand (other than this Agreement, the Ancillary Agreements or in respect of the Pre-Closing Restructuring) (collectively, “Intercompany Agreements”) that are material to the Business (other than Benefit Plans, other Contracts relating to labor and employment matters set forth in Section 3.16(a) of the EDR Disclosure Letter or other employment related Contracts entered into in the Ordinary Course of Business). Except as set forth on Section 3.22(a) of the EDR Disclosure Letter, no member of the EDR Group (other than the Transferred Entities) or any officer, director or key employee of the EDR Group is party to any Contract or involved in any business arrangement with a Transferred Entity (including any arrangement pursuant to which a Transferred Entity has pledged any assets or guaranteed any obligations on behalf of any such Person) or owns or has the right to use any material asset or property of the Businesses.

(b) Section 3.22(b) of the EDR Disclosure Letter sets forth a list as of the date of this Agreement of all outstanding performance guarantees, letters of credit, performance bonds, or similar guarantees entered into by or on behalf of the Remaining EDR Group in connection with the Businesses (together with all extensions and replacements thereof and all other performance guarantees, letters of credit, performance bonds or similar guarantees entered into by or on behalf of the Remaining EDR Group in connection with the Businesses between the date hereof and the Closing Date, the “EDR Guarantees”).

Section 3.23 Title and Sufficiency of Assets.

(a) The Transferred Entities have, or at the Closing will have, good and marketable title to, a valid leasehold interest in or a valid right to use all of their tangible assets, free and clear of all Liens except Permitted Liens, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Businesses, taken as a whole. The tangible assets of the Transferred Entities are structurally sound, are in all material respects in good operating condition and repair (normal wear and tear not caused by neglect excepted) and are reasonably suitable for the uses to which they are being put. The Surviving Intercompany Agreements were entered into on arms-length terms in the Ordinary Course of Business.

(b) Subject to Section 6.02 (Shared Contracts) and Section 6.03 (Obligations Regarding Non-Assignable Assets and Non-Assumable Liabilities), except as set forth in Section 3.23(b) of the EDR Disclosure Letter, the assets that will be owned, leased or licensed by the Transferred Entities immediately following the Closing (and having given effect to the Pre-Closing Restructuring) and the licenses and services to be provided through the Transition Services Agreement (subject to obtaining any necessary consents thereunder) will constitute all the assets used in or necessary to operate the Businesses in all material respects in the manner in which they are currently conducted (and operate directly or obtain pursuant to the Transition Services Agreement those services currently provided by the EDR Group to the TKO Parties and their Subsidiaries pursuant to the TKO Services Agreement).

(c) This Section 3.23 does not relate to Intellectual Property, which is the subject of Section 3.14.

Section 3.24 International Trade and Anti-Corruption Matters.

(a) Since April 24, 2019, none of the Transferred Entities, nor any of their respective officers, directors or employees is or has been a Sanctioned Person or otherwise in violation of applicable Sanctions Laws. Since April 24, 2019, the Transferred Entities have not engaged in any business, directly or indirectly, with, in, or involving any Sanctioned Person or Sanctioned Jurisdiction in violation of applicable Sanctions Laws.

(b) For the past five (5) years, none of the Transferred Entities, nor any of their respective officers, directors or employees, nor, to the Knowledge of the Business, any agent or other third-party representative (when acting on behalf of the Company or any of its Subsidiaries), has corruptly given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Person, including any Government Official in violation of any applicable Anti-Corruption Laws, or has corruptly accepted, agreed to accept, requested, or solicited any money or thing of value, directly or indirectly, from any person in violation of any applicable Anti-Corruption Laws.

(c) For the past five (5) years, the Transferred Entities have conducted their businesses in compliance with all applicable Anti-Money Laundering Laws.

(d) For the past five (5) years, the Transferred Entities have maintained policies and procedures reasonably designed to ensure compliance with all applicable Anti-Corruption Laws, Sanctions Laws, and Anti-Money Laundering Laws. During the past five (5) years, the Transferred Entities have not received any report or allegation, and have not conducted or initiated any internal investigation, relating to any actual or suspected violation of applicable Anti-Corruption Laws, Sanctions Laws, or Anti-Money Laundering Laws.

(e) For the past five (5) years, none of the Transferred Entities, has been convicted of violating any Anti-Corruption Law, Anti-Money Laundering Law or Sanctions Law or, to the Knowledge of the Businesses, been the subject of any investigation or proceeding by a Governmental Authority for any actual or potential violation of any Anti-Corruption Law, Anti-Money Laundering Law or Sanctions Law, as applicable or received from any Governmental Authority any notice or inquiry concerning any actual or potential violation or wrongdoing related to Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions Laws.

Section 3.25 Investment Purpose. The EDR Parties are acquiring the Equity Consideration and the shares of TKO PubCo Class B Common Stock issued pursuant to Section 2.01(b) for their own account only and not with a view to (or for) resale in connection with any public sale or distribution thereof. Each of the EDR Parties acknowledges that the TKO Common Units and shares of TKO PubCo Class B Common Stock issued to them under this Agreement are not registered under the Securities Act or any state or foreign securities laws, and that such TKO Common Units and shares of TKO PubCo Class B Common Stock may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state and foreign securities laws, as applicable.

Section 3.26 Information Supplied. None of the information supplied or to be supplied by or on behalf of the EDR Parties or the Company for inclusion in the Information Statement will, at the time such document is first mailed (including by electronic delivery if permitted) to the stockholders of TKO PubCo, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.27 No Additional Representations or Warranties. No member of the EDR Group has made, or is making, any representation or warranty whatsoever to TKO or its respective Affiliates, directors, officers, employees, stockholders, partners, members or representatives, and no such EDR Related Party shall be liable in respect of the accuracy or completeness of any information provided to the TKO Parties or their respective Affiliates, directors, officers, employees, stockholders, partners, members or representatives (except the specific representations and warranties of the EDR Parties and the Company set forth in this Article III as modified by the EDR Disclosure Letter or in respect of the certificate delivered at Closing pursuant to Section 2.03(b)(vii)).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE TKO PARTIES

Except (a) as disclosed in the TKO Disclosure Letter, or (b) as disclosed in any report, schedule, form, statement or other document (including all exhibits and other information incorporated by reference therein and all amendments and supplements thereto) (x) filed with the SEC by TKO PubCo, or incorporated by reference into such document and (y) that are publicly available since (and including) September 12, 2023 through at least two Business Days prior to the date of this Agreement (collectively, the “TKO SEC Reports”) (but excluding any cautionary or forward-looking information in the “Risk Factors” or “Forward-Looking Statements” sections of such TKO SEC Reports), each of the TKO Parties hereby represents and warrants to the TKO Parties, jointly and severally, the following as of the date hereof and as of the Closing that:

Section 4.01 Organization, Authority and Qualification.

(a) Each TKO Party is duly organized, validly existing and in good standing under the Laws of its state of incorporation or organization and has all necessary power and authority to enter into this Agreement and each Ancillary Agreement to which it is or will be a party, to conduct its business as it is now being conducted, to carry out its obligations hereunder and thereunder and to consummate the Transaction. Each TKO Party is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a TKO Material Adverse Effect. The execution and delivery of this Agreement and the Ancillary Agreements by the TKO Parties, the performance by the TKO Parties of their obligations hereunder and thereunder and the consummation by the TKO Parties of the Transaction have been duly and validly authorized and approved by all requisite action on the part of the TKO Parties. This Agreement has been duly executed and delivered by the TKO Parties, and (assuming due authorization, execution and delivery by the EDR Parties) this Agreement constitutes the legal, valid and binding obligations of the TKO Parties, enforceable against the TKO Parties in accordance with its terms, except as enforcement hereof may be limited by the Remedies Exceptions.

(b) True and complete copies of the Governing Documents of the TKO Parties, as in effect on the date of this Agreement, are included in the TKO SEC Reports.

Section 4.02 Capitalization.

(a) As of September 30, 2024, the issued and outstanding equity interests of TKO consist of the TKO Common Units as set forth in Section 4.02(a) of the TKO Disclosure Letter, all of which are validly issued, fully paid and non-assessable and have been issued in compliance in all material respects with all applicable Laws (including Securities Laws). Except as set forth in Section 4.02(a) of the TKO Disclosure Letter, TKO has not granted any options, warrants, rights, “phantom” rights or other securities convertible into or exchangeable or exercisable for TKO Common Units, and there are no other Contracts providing for the issuance of additional TKO Common Units or for the repurchase or redemption of TKO Common Units. As of the date of this Agreement, no other class of interests of TKO is authorized, issued or outstanding.

(b) As of the date of this Agreement, the authorized capital stock of TKO PubCo consists of 5,000,000,000 shares of Class A Common Stock, par value $0.00001 per share (“TKO PubCo Class A Common Stock”) and 5,000,000,000 shares of Class B Common Stock, par value $0.00001 per share (“TKO PubCo Class B Common Stock” and, together with shares of TKO PubCo Class A Common Stock, the “TKO PubCo Shares”). As of September 30, 2024, (i) the number of issued and outstanding TKO PubCo Shares is set forth on Section 4.02(b) of the TKO Disclosure Letter and (ii) no TKO PubCo Shares are held in the treasury. All of the issued and outstanding TKO PubCo Shares set forth on Section 4.02(b) of the TKO Disclosure Letter are validly issued, fully paid and non-assessable and have been issued and granted in compliance in all material respects with all applicable Laws (including Securities Laws). Except as set forth in Section 4.02(b) of the TKO Disclosure Letter, TKO PubCo has not granted any options, warrants, rights, “phantom” rights or other securities convertible into or exchangeable or exercisable for TKO PubCo Shares, and there are no other Contracts providing for the issuance of additional TKO PubCo Shares or for the repurchase or redemption of TKO PubCo Shares. As of the date of this Agreement, no other class of interests of TKO PubCo is authorized, issued or outstanding.

(c) The TKO Common Units and shares of TKO PubCo Class B Common Stock to be issued to the EDR Parties under this Agreement, when issued and delivered in accordance with the terms of this Agreement, will have been duly authorized and validly issued, fully paid and nonassessable and free and clear of any Liens (other than restrictions on transfer arising pursuant to Securities Laws or those under the Governing Documents of the TKO Parties) and will not have been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law or the Governing Documents of the TKO Parties.

(d) The TKO Parties do not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the equityholders of the TKO Parties on any matter.

Section 4.03 No Conflict. Assuming that all applicable requirements of the Regulatory Approvals have been satisfied, and except as may result from any facts or circumstances (x) relating solely to the Company or the EDR Parties, (y) arising solely from the EDR Group’s ownership interests in the TKO Parties, or (z) arising solely as a result of the transactions contemplated by the EDR Merger Agreement, the execution, delivery and performance of this Agreement by the TKO Parties does not and will not (a) violate or conflict with the Governing Documents of the TKO Parties, (b) conflict with or violate any Law or Governmental Order applicable to the TKO Parties or their assets, properties or businesses, or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration, or cancellation of any Contract to which a TKO Party is a party or by which a TKO Party may be bound, except, in the case of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to have a TKO Material Adverse Effect.

Section 4.04 Government Consents and Approvals. Assuming the truth and completeness of the representations and warranties of the EDR Parties and the Company contained in this Agreement and except as may result from any facts or circumstances relating solely to the EDR Parties and the Company or arising solely as a result of the transactions contemplated by the EDR Merger Agreement, the execution, delivery and performance of this Agreement by the TKO Parties does not and will not require any Government Consent, except (a) where failure to obtain such Government Consent would not, individually or in the aggregate, reasonably be expected to have a TKO Material Adverse Effect or (b) applicable requirements of the Regulatory Approvals.

Section 4.05 Financial Ability. TKO has, and will have at the Closing, cash on hand or undrawn amounts immediately available under existing credit facilities, which, together with the Equity Consideration, are necessary to consummate the Transaction and to satisfy all of the obligations of TKO under this Agreement, including paying all fees and expenses of the TKO Parties and their respective Affiliates (and to the extent the TKO Parties are responsible therefor under this Agreement, any other Person) related to the Transaction.

Section 4.06 Absence of Certain Changes. From the Reference Date until the date of this Agreement, except as set forth in Section 4.06 of the TKO Disclosure Letter, there has not been any TKO Material Adverse Effect.

Section 4.07 Solvency. The TKO Parties are not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors. Assuming that the representations and warranties of the EDR Parties and the Company contained in this Agreement are true and correct in all material respects, and after giving effect to the Closing, at and immediately after the Closing, the TKO Parties (a) will be solvent (in that both the fair value of their assets will not be less than the sum of their debts and that the present fair saleable value of their assets will not be less than the amount required to pay their probable Liability on their recourse debts as they mature or become due), (b) will have adequate capital and liquidity with which to engage in their business and (c) will not have incurred and does not plan to incur debts beyond their ability to pay as they mature or become due.

Section 4.08 Litigation. There are no legal proceedings or material actions, suits, proceedings or orders pending or threatened against the TKO Parties which, if determined adversely, would, individually or in the aggregate, have a TKO Material Adverse Effect.

Section 4.09 Compliance with Laws.

(a) The business of the TKO Parties and their Subsidiaries is being conducted in compliance with all applicable Laws, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a TKO Material Adverse Effect, and (b) none of the TKO Parties or their Subsidiaries has, for the past two (2) years, received or entered into, or, to the Knowledge of TKO, is there any basis for, any citations, complaints, consent orders, or other similar Governmental Orders, or received any written, or to the Knowledge of TKO, oral, notice or other communication from any Governmental Authority that indicates any material non compliance with, or material liability under, any Laws.

(b) The TKO Parties and their Subsidiaries hold, or at the Closing will hold, all Consents of all Governmental Authority required to own, lease and operate their properties and assets relating and to conduct their respective businesses as currently conducted and are in compliance with the terms of such Consents, except where the failure to hold or be in compliance with such Consents would not, individually or in the aggregate, reasonably be expected to have a TKO Material Adverse Effect. No Action is pending or, to the Knowledge of TKO, threatened, seeking the revocation, cancellation, suspension or adverse modification of any such Consent.

Section 4.10 Investment Purpose. TKO is acquiring the Transferred Equity Interests for its own account only and not with a view to (or for) resale in connection with any public sale or distribution thereof. TKO acknowledges that the Transferred Equity Interests are not registered under the Securities Act or any state or foreign securities laws, and that the Transferred Equity Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state and foreign securities laws, as applicable.

Section 4.11 Brokers. Except as set forth on Section 4.11 of the TKO Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of the TKO Parties.

Section 4.12 Vote Required. The affirmative vote of the holders of a majority of the voting power of the TKO PubCo Shares outstanding as of the effective date of the Written Consent in favor of adopting this Agreement (the “TKO Stockholder Approval”) is the only vote of the holders of any class or series of the capital stock of TKO PubCo prior to the Closing necessary to adopt this Agreement and approve the consummation of the Transaction (including the Contribution), and the execution and delivery of the written consent in the form attached hereto as Exhibit B by the Specified Stockholders to approve and adopt this Agreement and the Transaction in accordance with Section 228 of the DGCL (the “Written Consent”) will satisfy the TKO Stockholder Approval.

Section 4.13 Financial Statements; Internal Controls.

(a) The TKO Parties have filed or furnished on a timely basis all TKO SEC Reports. As of their respective dates, the TKO SEC Reports complied in all material respects with the requirements of the Securities Act, the Exchange Act, or the Sarbanes-Oxley Act, as the case may be, and applicable to such TKO SEC Reports or the TKO Parties and, except to the extent that information in such TKO SEC Report has been revised, amended, modified, or superseded (prior to the date of this Agreement) by a later-filed TKO SEC Report, none of the TKO SEC Reports, when filed or furnished, contained (or, with respect to TKO SEC Reports filed or furnished after the date of this Agreement, will not contain) any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, in each case, that no representation is made as to the accuracy of any financial projection or forward-looking statement or the completeness of any information filed or furnished by the TKO Parties with or to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act.

(b) The consolidated financial statements (including related notes and schedules) contained or incorporated by reference in the TKO SEC Reports (the “TKO Financial Statements”): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K, or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the consolidated financial position of TKO PubCo and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of TKO PubCo and its consolidated subsidiary, as applicable, for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, reasonably expected to be material to the business of TKO PubCo and its Subsidiaries, taken as a whole).

Section 4.14 No Additional Representations or Warranties. The TKO Parties have not made and are not making any representation or warranty whatsoever to the EDR Parties or their respective Affiliates, respective directors, officers, employees, stockholders, partners, members or representatives, and no such Person shall be liable in respect of the accuracy or completeness of any information provided to the EDR Parties or their respective Affiliates, directors, officers, employees, stockholders, partners, members or representatives (except the specific representations and warranties of the TKO Parties set forth in this Article IV or in respect of the certificate delivered at Closing pursuant to Section 2.03(a)(iv)).

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.01 Conduct of the Business. Each of the EDR Parties covenants and agrees that, except (v) as contemplated by the Pre-Closing Restructuring, (w) for any transfer of any Transferred Entity, Business Unit Business Employee, Transferred Asset or Transferred Liability to the Transferred Entities or any transfer of any Inactive Employees, Delayed Transfer Business Employees, Corporate Business Employees or Excluded Employees set forth on the Excluded Employees List, any Excluded Asset or any Excluded Liabilities to the Remaining EDR Group or any of their Affiliates (other than the Transferred Entities), (x) as required by applicable Law or any Governmental Authority or any Contract (including any Labor Agreement) to which a member of the EDR Group is a party, (y) as described in Section 5.01 of the EDR Disclosure Letter or (z) or as otherwise expressly contemplated by this Agreement or the Ancillary Agreements or with the prior written consent of TKO (which consent shall not be unreasonably conditioned, withheld, delayed or denied), between the date of this Agreement and the earlier of the Closing or the termination of this Agreement pursuant to Article XI (the “Pre-Closing Period”), the EDR Parties shall use reasonable best efforts to cause the EDR Group (solely in respect of the Businesses) and the Transferred Entities to conduct the Businesses in the Ordinary Course of Business (taking into account any material event or change in circumstance that occurs following the date of this Agreement) in all material respects and use reasonable best efforts to (1) maintain in all material respects the assets and properties of the Businesses (including for the avoidance of doubt the Transferred Assets), (2) preserve in all material respects the current relationships of the Businesses with customers, suppliers, distributors, licensors, licensees, contractors, employees, Governmental Authorities and other business relationships, in each case, who are material to the Businesses (taken as a whole) and (3) preserve in all material respects the goodwill and ongoing operations of the Businesses (provided that, with respect to the matters specifically addressed by, permitted under or excepted from any provision of Section 5.01(a)-(w), such specific provisions shall govern over the more general provisions contained in the foregoing sentence) and to not:

(a) issue, grant, sell, pledge, assign, transfer, convey, surrender, relinquish or otherwise dispose of, lease, license, mortgage, incur or create any Lien on, or otherwise encumber (other than Permitted Liens), (i) any equity interest, options, warrants or other rights of any kind to acquire or receive any equity interest of the Transferred Entities or Company-Controlled JVs or (ii) any Transferred Assets or assets or property of the Transferred Entities (including Transferred Owned Real Property or Transferred Leased Real Property, but excluding Transferred Intellectual Property), other than (x) Excluded Assets and (y) sales, transfers or dispositions of (I) inventory, equipment or similar assets or property in the Ordinary Course of Business or (II) with a fair market value that does not exceeds $1,000,000, in each case;

(b) (i) adjust, split, combine or reclassify any equity interest of the Transferred Entities or (ii) repurchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire, directly or indirectly, any equity interests of the Transferred Entities, other than as required under Governing Documents of any Company JV in effect as of the date hereof;

(c) materially amend, modify or restate the Governing Documents of the Transferred Entities;

(d) declare, set aside, make or pay any dividend or other distribution, payable in equity, property or otherwise, with respect to any of its equity interests, any distribution with respect to the equity interests of the Transferred Entities, in each case excluding any dividends or distributions (i) between Transferred Entities wholly-owned by the EDR Parties in the Ordinary Course of Business or (ii) by any Transferred Entity in accordance with its Governing Documents (provided, that nothing in this Section 5.01(d) or otherwise in Section 5.01 will limit any dividend or distribution made by a Transferred Entity prior to the Calculation Time that is made in cash);

(e) [Reserved.]

(f) with respect to each Business, make any capital expenditures (except amounts to be paid in full prior to the Closing), (i) with respect to fiscal year 2024, in excess of 10% over the aggregate amount of capital expenditures set forth in the operating budget of such Business existing as of the date hereof; and (ii) with respect to fiscal year 2025, in excess of 10% over the aggregate amount of capital expenditures set forth in the long range plan of such Business made available to the TKO Parties prior to the date hereof;

(g) except as required under applicable Law, pursuant to the terms of a Benefit Plan or Labor Agreement, or resulting from any actions otherwise permitted under Section 5.01(h) or Section 5.01(i) or to the extent such action would not result in any liability to TKO or its Affiliates (including amounts included as Indebtedness or Transaction Expenses), (i) notwithstanding the terms of a Benefit Plan or any provision of this Agreement to the contrary, grant any equity or equity-based awards to any Business Employee or Independent Contractor or any other Person who would become a Transferred Employee or Independent Contractor except as disclosed on Section 3.05(f) of the EDR Disclosure Letter, (ii) increase the amount of any base salary or annualized base wages, annual cash incentive entitlement, or severance payable to any Business Employee other than (x) increases in base salary or annualized base wages or annual cash incentive entitlement in the Ordinary Course of Business for Business Employees who have an annual base salary or annualized base wage of less than $500,000, provided that no such individual increase shall exceed 15% of the annual base salary or annualized base wages or annual cash incentive entitlement as in effect prior to such increase or (y) increases in severance payments or benefits that reflect an increase of less than $50,000 over the amount that would be payable in accordance with the applicable EDR Plan (including any applicable local practice or policy, whether formal or informal), provided that no such increase shall be permitted for any Business Employee with an annual base salary or annualized wage rate of $500,000 or more, (iii) grant or provide any change in control, retention or similar payments or benefits to any Business Employee or any other individual where such payments or benefits would become Liabilities of TKO or its Affiliates (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), or (iv) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any equity or equity-based awards to any Business Employee or any other individual where such payments or benefits would become Liabilities of TKO or its Affiliates;

(h) except as required pursuant to the terms of a Benefit Plan, resulting from any actions otherwise permitted under Section 5.01(g) or Section 5.01(i) or to the extent such action would not result in any liability to TKO or its Affiliates, (i) establish, adopt, enter into, terminate or amend any material Assumed Benefit Plan or establish, adopt or enter into any plan, agreement, program, policy or other arrangement that would be a material Assumed Benefit Plan if it were in existence as of the date hereof (other than in connection with (A) annual or other customary periodic benefit plan review (to the extent such establishment, adoption or entering into does not result in materially increased liability to TKO or its Affiliates), (B) new hires or promotions in the Ordinary Course of Business, or (C) extensions, renewals or terminations of health and welfare plans in the Ordinary Course of Business) or (ii) establish, adopt, enter into, terminate or materially amend any material Benefit Plan (other than any Assumed Benefit Plan) or establish, adopt or enter into any plan, agreement, program, policy or other arrangement that would be a material Benefit Plan (other than any Assumed Benefit Plan) if it were in existence as of the date hereof other than (A) in connection with annual or other customary periodic benefit plan review (to the extent such establishment, adoption or entering into does not result in materially increased liability to TKO or its Affiliates) or in connection with new hires or promotions, or extensions, renewals or terminations of health and welfare plans or (B) adoption, entry into, termination or amendment of any Benefit Plan (other than any Assumed Benefit Plan) that is not specifically targeted to Business Employees;

(i) (i) hire any Business Employee in a position of senior vice president or above or who is expected to earn annual base salary or annualized base wages equal to or in excess of $500,000, other than any Business Employee hired in the Ordinary Course of Business following the date hereof at the level of senior vice president or above who will be expected to earn annual base salary or annualized based wages or fees less than $500,000 but only to the extent such Business Employee is not entitled to total cash compensation that is materially greater (for this purpose, representing an increase of more than 10%) than the total cash compensation provided to similarly situated Business Employees, provided that no such Business Employee shall have any entitlement to equity- or equity-based compensation, or (ii) terminate (other than terminations for cause) the employment of any Business Employee in a position of senior vice president or above or who is expected to earn annual base salary or annualized base wages or fees equal to or in excess of $500,000, or (iii) hire any employee that will be designated as a Corporate Business Employee or (iv) designate or re-assign any Business Employee as Excluded Employee or update the Excluded Employees List to designate as Excluded Employees any Business Employees who, prior to such update, were not designated as Excluded Employees and/or were not listed in the Excluded Employees List;

(j) change in any material respect any method of accounting or accounting practice or policy used by the Businesses, other than such changes required by GAAP or applicable Law;

(k) (i) make, change or revoke any material election with respect to Taxes other than in a manner materially consistent with past practice; (ii) waive or extend the statute of limitations in respect of any material Tax (other than pursuant to automatic extensions of time to file any Tax Return); (iii) file any material amended Tax Returns; (iv) settle, consent to or compromise any claim or assessment in respect of a material amount of Taxes; or (v) surrender or compromise any right to claim a Tax refund in respect of a material amount of Taxes; in each case, to the extent such action would reasonably be expected to materially and adversely affect the Transferred Entities or the TKO Parties with respect to any Post-Closing Tax Period;

(l) permit any Transferred Entity to (i) acquire (by merger, consolidation or combination, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any material properties, equity interests or assets from any third party or (ii) enter into any joint venture or other similar partnership with any third party that is material to the Businesses, taken as a whole, other than, in each case, (A) acquisitions of inventory, equipment or similar assets or property in the Ordinary Course of Business, or (B) the satisfaction or exercise of any obligations or rights of any Transferred Entity existing as of the date hereof (except to the extent such exercise is made solely at the election of any Transferred Entity);

(m) other than borrowings in the Ordinary Course of Business pursuant to the EDR Group Credit Facility, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money, other than (i) indebtedness that will be repaid, settled, canceled or terminated in full prior to the Closing, (ii) intercompany indebtedness solely among Transferred Entities wholly-owned by the EDR Parties and (iii) refinancings of existing indebtedness, which do not materially increase the outstanding principal amount of loans or commitments under the applicable existing indebtedness immediately prior to such refinancing;

(n) make any material loans of money or capital contributions to any Person (other than a Transferred Entity) that would constitute Transferred Liabilities or permit a Transferred Entity to make any material loans of money or capital contributions to any Person (other than another Transferred Entity), except, in each case, for (i) advances to Business Employees for expenses incurred in the Ordinary Course of Business, (ii) loans or capital contributions solely among Transferred Entities wholly-owned by the EDR Parties in the Ordinary Course of Business, (iii) the satisfaction or exercise of any obligations or rights of any Transferred Entity existing as of the date hereof (except to the extent such exercise is made solely at the election of any Transferred Entity) or (iv) loans or capital contributions that will be repaid or funded in full prior to the Closing, or otherwise not to exceed $1,000,000 individually or $5,000,000 in the aggregate for all such loans or capital contributions;

(o) (w) other than renewals in the Ordinary Course of Business, replace or materially amend or modify any Material Contract, (x) waive or release any material rights or claims under a Material Contract, (y) except in the Ordinary Course of Business, enter into any Material Contract, or (z) voluntarily terminate any Material Contract;

(p) enter into any new Contract (that would constitute a Material Contract) with the counterparties to (or their Affiliates), or terminate, replace, amend, supplement, waive any rights under or modify, any Contracts set forth on Section 5.01(p) of the EDR Disclosure Letter;

(q) fund any Future Events Payments in an amount in excess of $35,000,000;

(r) adopt or enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Businesses (other than as necessary to implement the Pre-Closing Restructuring);

(s) sell, pledge, dispose of, assign, transfer, license, abandon, create any Lien (other than Permitted Liens) or authorize any of the foregoing on or with respect to any material Transferred Intellectual Property, other than (i) in connection with (A) any sales of products or services in the Ordinary Course of Business, (B) sales, abandonments or other dispositions of immaterial or obsolete, surplus or worn-out assets, equipment or property (including Transferred Intellectual Property) that is no longer used in or useful for the operations of a Transferred Entity, (C) the licensing or sublicensing of Transferred Intellectual Property in the Ordinary Course of Business, (D) pursuant to transactions solely among Transferred Entities wholly-owned by the EDR Parties or (E) expirations of registered Transferred Intellectual Property in accordance with its statutory term or (ii) for consideration (and with fair market value) not to exceed $1,000,000 individually;

(t) except as required by Law, negotiate, enter into, amend, or extend any Labor Agreement or voluntarily recognize any Union as the bargaining representative of any Business Employees without notifying the TKO Parties;

(u) implement any mass layoff, plant closing, or other termination event requiring notice under the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state, local, or foreign Law without complying with the notice requirements under such Laws;

(v) release, compromise or settle any Action (i) involving payments (exclusive of attorney’s fees) by the Transferred Entities in excess of $1,000,000 individually or $5,000,000 in the aggregate, (ii) granting injunctive or other equitable remedy against the Transferred Entities or the Businesses or (iii) which imposes any material restrictions on the operation of the Businesses (taken as a whole); or

(w) agree to take any of the actions specified in Section 5.01(a) through (v).

Notwithstanding anything to the contrary in this Agreement, with respect to any Company JV, the obligations of the EDR Parties and the Transferred Entities set forth in this Section 5.01 shall only apply to the extent an EDR Party or Transferred Entity has the right to cause such Company JV to comply with any such obligation or take or not take any such action (taking into account the rights of any other equityholders or other parties to such Company JV); provided that the EDR Parties and the Transferred Entities shall direct the directors or managers of the Company JVs (other than those set forth in Section 5.01(x) of the EDR Disclosure Letter) that are appointed by the EDR Parties or the Transferred Entities (the “EDR JV Directors”) to vote in favor of (or against) any action (or omission) in their capacity as such, in each case, if such action (or omission) would be prohibited to be taken (or not taken) by this Section 5.01 without the prior written consent of the TKO Parties if taken by a member of the EDR Group or a Transferred Entity directly, it being agreed that the obligation in the foregoing proviso with respect to such Company JV shall not prohibit any such EDR JV Director from (i) complying with or exercising its fiduciary duties in its capacity as a director or manager of such Company JV or (ii) executing a written resolution of the board of directors or similar governing body of such Company JV with respect to any action that, if taken at a meeting, could be approved by the board of directors or other similar governing body of such Company JV without the consent of the EDR JV Director so long as such written resolution is otherwise executed by the number of directors or managers that would be required to approve such action at a meeting of such governing body. For the avoidance of doubt, to the extent this Section 5.01 applies to any Company JV pursuant to the foregoing sentence, any references to Businesses, Transferred Assets, Transferred Liabilities or Business Employees in this Section 5.01 shall instead be deemed to refer to the business, assets, liabilities and employees of such Company JV, any references to materiality shall be measured relative to the size of such Company JV, and any references to ordinary course of business shall be measured relative to the Ordinary Course of Business of such Company JV. Subject to the EDR Parties’ and the Transferred Entities’ compliance with the terms of this paragraph, no action or omission or other matter with respect to any Company JV, other than Company-Controlled JVs (so long as such action or omission with respect to a Company-Controlled JV is permitted to be taken (or not taken) under the Governing Documents of such Company-Controlled JV without the prior approval or consent of a third party member or equityholder of such Company-Controlled JV), contemplated by this paragraph shall constitute a breach of any provision of this Agreement and the TKO Parties shall not have any right to rely on any failure of a condition set forth in Section 9.02(a) to be satisfied (or terminate this Agreement on the basis thereof) or claim any loss or damage or seek any other remedy (whether at law, in equity or otherwise) to the extent that such failure, loss or damage arises from any action or omission of a Transferred Entity with respect to any Company JV contemplated by this paragraph. TKO may not, prior to the Closing, manage or interfere with the EDR Group’s ability to conduct the Businesses in the Ordinary Course of Business and nothing contained in this Agreement is intended to give TKO or its Affiliates, directly or indirectly, the right to control or direct the Businesses prior to the Closing.

Section 5.02 Conduct of the TKO Parties. Each of the TKO Parties covenants and agrees that, except (i) as set forth on Section 5.02 of the TKO Disclosure Letter, (ii) as required by applicable Law, a Governmental Authority or any Contract to which any of the TKO Parties or their Subsidiaries is bound, or (iii) as otherwise contemplated by this Agreement or the Ancillary Agreements or as consented to by the EDR Parties in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), during the Pre-Closing Period, the TKO Parties shall not, and shall cause their respective Subsidiaries not to:

(a) issue, sell or transfer any shares of capital stock or other equity interests of TKO PubCo or TKO (other than (i) upon the exercise or settlement of awards under the TKO PubCo Incentive Award Plan outstanding as of the date of this Agreement, (ii) as required to comply with any TKO Benefit Plan in effect as of the date of this Agreement, (iii) transactions solely among TKO or its wholly-owned Subsidiaries in the Ordinary Course of Business or (iv) in connection with redemptions or exchanges pursuant to the TKO OpCo LLC Agreement);

(b) (i) adjust, split, combine or reclassify any shares of capital stock or other equity interest of TKO PubCo or TKO or (ii) repurchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock or other equity interests of TKO PubCo or TKO;

(c) amend in any material respect the Governing Documents of the TKO Parties in a manner that would reasonably be expected to (i) materially impair the rights of the EDR Parties with respect to the Equity Consideration or the shares of TKO PubCo Class B Common Stock issuable pursuant to Section 2.01(b) or (ii) prevent or materially impair the ability of the TKO Parties to perform their obligations under this Agreement or to consummate the Transaction;

(d) make, declare, set aside or pay any dividends on, or make any other distribution (in equity interests or property) in respect of any of the outstanding equity interests of TKO PubCo or TKO, in each case, other than (i) in respect of regular quarterly cash dividends or (ii) tax distributions provided for under the terms of the TKO OpCo LLC Agreement (determined in a manner consistent with TKO’s past practices);

(e) adopt or enter into any plan of complete or partial liquidation or dissolution of, or otherwise liquidate, dissolve or wind up the operations of, TKO PubCo or TKO; or

(f) commit or agree to take any of the foregoing actions.

Section 5.03 Access to Information.

(a) During the Pre-Closing Period, upon advanced reasonable notice, the EDR Parties shall, at TKO’s sole cost and expense, afford TKO and its authorized representatives reasonable access to the offices, properties and books and records (including Transferred Employee Records, to the extent permitted by applicable Law) of the Transferred Entities and the other members of the EDR Group (solely in respect of the Businesses, Transferred Assets, Transferred Liabilities and Business Employees) as TKO and such representatives may reasonably request for purposes of consummating the Transaction or preparation therefor; provided, however, that any such access shall be conducted during normal business hours, under the supervision of the EDR Parties’ personnel and in such a manner as not to unreasonably interfere with the normal operations of the Businesses or the EDR Group. Notwithstanding anything to the contrary in this Agreement, the EDR Parties shall not be required to disclose any information to TKO if (x) such disclosure would, in the EDR Parties’ reasonable discretion, (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Law (including other Antitrust Laws), fiduciary duty, confidentiality obligation or Contract to which any member of the EDR Group is a party or (y) the EDR Parties or any of their Affiliates (including the Transferred Entities), on the one hand, and TKO or any of its Affiliates, on the other hand, are adverse parties in any Action and such information is reasonably pertinent thereto; provided that if disclosure is restricted pursuant to the foregoing, the EDR Parties shall, to the extent legally permissible, reasonably necessary and practicable, cooperate with TKO and make appropriate substitute arrangements. Neither the auditors nor the independent accountants of the EDR Parties or their respective Affiliates (including the Transferred Entities) shall be obligated to make any work papers available to any Person under this Agreement unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants. If so reasonably requested by the EDR Parties at any time during the Pre-Closing Period or following the Closing Date, TKO shall, and shall cause its Affiliates (as applicable) to, enter into a customary joint defense agreement with the EDR Parties or other members of the EDR Group to avoid the loss of attorney client privilege with respect to any information to be provided to TKO pursuant to this Section 5.03 during the Pre-Closing Period or following the Closing Date.

(b) Nothing provided to TKO pursuant to Section 5.03(a) shall in any way amend or diminish TKO’s or its Affiliates’ obligations under the confidentiality agreement between EGH and TKO PubCo dated as of June 17, 2024 (the “Confidentiality Agreement”). TKO acknowledges and agrees that any information provided to TKO pursuant to Section 5.03(a) or otherwise by any EDR Related Party shall be subject to the terms and conditions of the Confidentiality Agreement. The terms of the Confidentiality Agreement are hereby incorporated herein by reference.

(c) After the Closing Date, TKO shall and shall cause its controlled Affiliates to, on the one hand, and the EDR Parties shall and shall cause their controlled Affiliates to, on the other hand, grant to the other reasonable access to financial records and other information in their possession as of the Closing Date related to their conduct of the Businesses and such cooperation and assistance, in each case, as shall be reasonably required to enable them to complete their legal, regulatory, stock exchange and financial reporting requirements and for any other reasonable business purpose, including in respect of litigation and insurance matters, but excluding disputes under this Agreement or any Ancillary Agreement (it being understood and agreed that the limitations provided in the second sentence of Section 5.03(a) shall apply mutatis mutandis to any access provided pursuant to this Section 5.03(c)). TKO, on the one hand, and the EDR Parties, on the other hand, shall promptly reimburse the other for such other’s reasonable out-of-pocket expenses associated with requests made by such first party under this Section 5.03(c), but no other charges shall be payable by the requesting party to the other party in connection with such requests.

(d) TKO acknowledges and agrees that (i) certain records may contain information relating to the Remaining EDR Group or their respective Affiliates, other than information relating solely to the Businesses and the Transferred Entities, and that the Remaining EDR Group may retain copies thereof and (ii) prior to making any records available to TKO, the EDR Parties may redact any portions thereof that relate to any member of the Remaining EDR Group or any of their respective Affiliates (other than the Businesses, Transferred Assets, Transferred Liabilities, Business Employees or the Transferred Entities).

(e) This Section 5.03 shall not govern access to Tax Returns and Tax information, which shall instead be governed by Article VIII.

Section 5.04 Regulatory and Other Authorizations.

(a) Each of TKO and the EDR Parties shall use reasonable best efforts to promptly obtain all Government Consents that may be or become necessary for the performance of its obligations pursuant to this Agreement, and will cooperate fully with each other in promptly seeking to obtain all such Government Consents.

(b) In furtherance, and not in limitation of the foregoing, TKO and, where applicable, the EDR Parties shall use reasonable best efforts to (i) make or cause to be made the registrations, declarations and filings required of such party under any Law (including Antitrust Laws) with respect to the Transaction as promptly as reasonably practicable after the date of this Agreement; (ii) furnish to the other parties as promptly as reasonably practicable all information required for any application or other filing to be made by the other parties pursuant to any applicable Law in connection with the Transaction; (iii) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by, the Antitrust Division of the U.S. Department of Justice (the “DOJ”), the U.S. Federal Trade Commission (“FTC”) or by any other Governmental Authority in respect of such registrations, declarations and filings or such transactions; (iv) promptly notify the other parties of any material communication between that party and the FTC, the DOJ or any other Governmental Authority and of any material communication received or given in connection with any Action by a private party, in each case regarding the Transaction (including any communication relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, permits, orders, decrees, injunctions or other agreements or authorizations (including the expiration or termination of any waiting periods)), provided that any communication between a party and the FTC, the DOJ or any other Governmental Authority shall be jointly made (unless such party received prior written consent of the other parties to communicate on its own with such Governmental Authority); (v) furnish the other parties promptly with copies of all correspondence, filings and communications relating to any Law or any Action pursuant to any Law between them and their Affiliates and their respective representatives on the one hand, and the FTC, the DOJ or any other Governmental Authority or members of their respective staffs on the other hand, with respect to this Agreement and the Transaction; (vi) provide each other with a reasonable advance opportunity to review and comment upon and consider in good faith the reasonable views of the other in connection with all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under such Laws) with a Governmental Authority under any Law; and (vii) act in good faith and reasonably cooperate with the other parties in connection with any such registrations, declarations and filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any Law with respect to any such registration, declaration and filing.

(c) Notwithstanding anything to the contrary set forth herein, each of TKO and the EDR Parties agrees to, and to cause its Affiliates to, use reasonable best efforts to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Authority or any other parties, so as to enable the parties hereto to expeditiously close the Transaction as soon as commercially practicable, but in any event no later than the Outside Date, provided, however, that TKO (or its Affiliates) shall not directly or indirectly be required to (and the EDR Group shall not without the consent of the TKO Parties) (i) propose, negotiate, commit to or effect, by consent decree, hold separate orders, or otherwise, the sale, divesture or disposition of such of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto or any behavioral remedies, in each case that would be material to the Businesses or to the TKO Parties (with materiality being measured relative to the size of the Businesses), or (ii) defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, Governmental Order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing by the Outside Date.

(d) Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the EDR Parties (which consent, for the avoidance of doubt, shall not be deemed to be given by the EDR Parties’ execution of this Agreement), (i) no member of the EDR Group (including the Company and the Transferred Entities) shall be required to take any action described in or otherwise comply with the provisions of this Section 5.04 and (ii) TKO and its Affiliates shall not be permitted to take any action described in this Section 5.04. For the avoidance of doubt, TKO shall not require any member of the EDR Group to (and the EDR Parties shall not require the TKO Parties to), and no member of the EDR Group or the TKO Parties shall be required to, take any action with respect to any order or any applicable Law that would bind any member of the EDR Group or the TKO Parties prior to the Closing or in the event the Closing does not occur.

Section 5.05 Further Assurances; Support of Transaction. Subject to Sections 5.01, 5.02, 5.04, 5.11, Article VI, the parties hereto shall use reasonable best efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate and give effect to the Transaction as soon as practicable (but in any event prior to the Outside Date).

Section 5.06 Indemnification of Directors and Officers.

(a) TKO agrees that all rights of indemnification, advancement of expenses, exculpation and limitation of liabilities existing in favor of the current or former directors and officers of the Transferred Entities (collectively, the “D&O Indemnitees”) as provided in the Transferred Entities’ Governing Documents as in effect on the date of this Agreement with respect to matters occurring prior to the Closing, shall survive the Closing and continue in full force. For a period of six (6) years after the Closing, TKO shall (i) cause the Governing Documents of the Transferred Entities to contain provisions no less favorable with respect to indemnification, exculpation and limitation of liabilities of the D&O Indemnitees and advancement of expenses than are set forth as of the date of this Agreement in the Governing Documents of the Transferred Entities and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of the D&O Indemnitees thereunder.

(b) Prior to the Closing, the Transferred Entities shall obtain as of the Closing and fully pay the premium for a non-cancellable extension (or “tail”) of the existing directors’ and officers’ liability insurance and fiduciary liability insurance coverage of the Transferred Entities (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Closing (such period, the “Tail Period”) with respect to any claim related to any period of time at or prior to the Closing from an insurance carrier(s) with a same or better credit rating than the Transferred Entities’ current insurance carrier(s) with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided for Transferred Entities and their insured Persons under the Transferred Entities’ existing policies. The cost of the D&O Insurance shall be borne by the EDR Parties; provided, however, that in no event shall the Transferred Entities or EDR Parties be required to expend for the D&O Insurance an aggregate premium amount in excess of 300% of the annual premium allocable the Transferred Entities for their existing directors’ and officers’ liability and fiduciary liability insurance in effect as of the date if this Agreement. TKO shall cause the Transferred Entities to, maintain such “tail” policies in full force and effect through such Tail Period.

(c) The provisions of this Section 5.06 shall (i) survive the Closing, (ii) are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnitees, their respective heirs and representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Following the Closing, in the event that TKO or the Transferred Entities or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or if TKO dissolves the Transferred Entities, then, and in each such case, TKO shall cause proper provision to be made so that the successors and assigns of TKO or the Transferred Entities assume the obligations set forth in this Section 5.06.

Section 5.07 Retention of Books and Records.

(a) TKO shall cause the Transferred Entities to retain all books, ledgers, files, reports, plans, operating records and any other material documents to the extent related to Excluded Assets, Excluded Liabilities, or the businesses or operations of the Transferred Entities other than the Businesses, in each case as in existence at the Closing that are required to be retained under current retention policies for a period of seven (7) years from the Closing Date (or such shorter time as specified in the EDR Parties’ current retention policies), and to make the same reasonably available after the Closing for inspection and copying by the EDR Parties or their representatives at the EDR Parties’ expense, during regular business hours and upon reasonable request and upon reasonable advance notice. After such seven- (7-) year or shorter period, before TKO or the Transferred Entities may dispose of any such books and records in bulk (other than pursuant to automated destruction policies with respect to electronic data), TKO shall give at least ninety (90) days’ prior written notice of such intention to dispose to the EDR Parties or their representatives, and the EDR Parties or their representatives shall be given an opportunity, at the EDR Parties’ expense, to remove and retain all or any part of such books and records as it may elect.

(b) The EDR Parties shall retain all books, ledgers, files, reports, plans, operating records and any other material documents to the extent related to the Transferred Entities, the Company-Controlled JVs, the Businesses, the Business Employees, the Transferred Assets and the Transferred Liabilities, in each case as in existence at the Closing that are required to be retained under current retention policies for a period of seven (7) years from the Closing Date (or such shorter time as specified in the EDR Parties’ current retention policies), and to make the same reasonably available after the Closing for inspection and copying by the TKO Parties or their representatives at the TKO Parties’ expense, during regular business hours and upon reasonable request and upon reasonable advance notice. After such seven- (7-) year or shorter period, before the EDR Parties may dispose of any such books and records in bulk (other than pursuant to automated destruction policies with respect to electronic data), the EDR Parties shall give at least ninety (90) days’ prior written notice of such intention to dispose to the TKO Parties or their representatives, and the TKO Parties or their representatives shall be given an opportunity, at the TKO Parties’ expense, to remove and retain all or any part of such books and records as it may elect.

Section 5.08 Pre-Closing Restructuring. At or prior to the Closing, the EDR Parties shall, and shall cause each of their applicable Subsidiaries and other members of the EDR Group and the Transferred Entities to, complete the Pre-Closing Restructuring described on Section 1.01(l) of the EDR Disclosure Letter (the “Pre-Closing Restructuring”) and the steps shown in such plan, the (“Pre-Closing Restructuring Steps”) pursuant to such Conveyancing and Assumption Instruments or such other Contracts, documents or instruments as the EDR Parties deem reasonably necessary to complete the Pre-Closing Restructuring. The EDR Parties shall keep TKO reasonably informed in respect of the actions of the Pre-Closing Restructuring and shall reasonably consult with TKO with respect to the form of the Conveyancing and Assumption Instruments or other Contracts, documents or instruments to be applied in effecting the Pre-Closing Restructuring. Notwithstanding anything to the contrary herein, the EDR Parties shall be permitted to amend or modify the Pre-Closing Restructuring Steps if such amendment or modification is determined by the EDR Parties to be reasonably necessary or appropriate to effect the transactions contemplated thereby; provided, however, that TKO’s prior written consent (not to be unreasonably conditioned, withheld or delayed) shall be required with respect to any material amendments or modifications that would reasonably be expected to (i) prevent or materially delay the consummation of the Transaction (including by reason of any newly required Consents or other approvals of any Governmental Authority in connection with the Transaction), or (ii) have a material and adverse economic effect on TKO, its Affiliates (including the Transferred Entities following the Closing) or the Businesses. Notwithstanding anything to the contrary in this Agreement, the TKO Parties agree that no condition to the TKO Parties’ obligations to close the Transaction set forth in Section 9.02 shall be deemed not satisfied solely as a result of the EDR Parties’ breach of this Section 5.08, and none of the EDR Parties or any of their Affiliates shall be liable to the TKO Parties or their Affiliates for any Losses resulting or arising from any breach of this Section 5.08, in each case with respect to the transfer of any Shared Contract, Delayed Asset (including the Specified Transferred Assets) or Non-Transferrable Liability contemplated by the Pre-Closing Restructuring, subject to the EDR Parties’ and the Transferred Entities’ compliance with the terms of Section 6.02 and Section 6.03 with respect to such Shared Contract, Delayed Asset or Non-Transferrable Liability, as applicable.

Section 5.09 Written Consent; Information Statement.

(a) The EDR Parties shall use their reasonable best efforts to obtain and deliver to TKO PubCo the duly executed countersignature pages to the Written Consent by the Specified Stockholders as soon as practicable following the execution of this agreement, but in any event within twelve (12) hours following the execution hereof. In connection with the Written Consent, TKO PubCo shall take all actions necessary or advisable to comply in all material respects, and shall comply in all material respects, with the DGCL including Section 228 thereof, and the Governing Documents of TKO PubCo.

(b) TKO PubCo shall prepare, and, after approval by the EDR Parties (which shall not be unreasonably withheld, delayed or conditioned), file (with the assistance and cooperation of the EDR Parties as reasonably requested by TKO PubCo) with the SEC, as promptly as practicable after the TKO Stockholder Approval has been obtained pursuant to the Written Consent, a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing (i) the information specified in Schedule 14C under the Exchange Act concerning the Written Consent and the Transaction and (ii) the notice of action by written consent required by Section 228(e) of the DGCL (including any amendment or supplement thereto or any additional filing required in accordance with the provisions of Section 5.09(c), the “Information Statement”).

(c) Each of the TKO Parties and the EDR Parties shall provide the other party and their respective outside legal counsel and other Representatives a reasonable opportunity to participate in any discussions or meetings with the SEC (or portions of any such discussions or meetings) that relate to the Information Statement. Each of the TKO Parties and the EDR Parties shall promptly notify the other parties of the receipt of any comments from the SEC with respect to the Information Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to the other parties copies of all correspondence between such party or any of its Representatives and the SEC with respect to the Information Statement. The TKO Parties and the EDR Parties shall use their respective reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Information Statement from the SEC, including by preparing any additional filings required by the SEC or pursuant to applicable Law (provided, that, for the avoidance of doubt, prior to responding to any comments of the SEC or making any additional filings required by the SEC, the TKO Parties and the EDR Parties shall provide each other with a reasonable opportunity to consult and review such responses or filings and TKO PubCo shall consider in good faith any comments on such responses or filings), and TKO PubCo shall cause the definitive Information Statement (and any other such additional required filings) to be mailed (including by electronic delivery if permitted) to the stockholders of TKO PubCo as promptly as possible after confirmation from the SEC that it will not review, or that it has completed its review of, the Information Statement, which confirmation will be deemed to occur if the SEC has not affirmatively notified TKO PubCo prior to the tenth (10th) day after making the initial filing of the preliminary Information Statement that the SEC will or will not be reviewing the Information Statement.

(d) TKO PubCo, TKO and the EDR Parties shall ensure that none of the information supplied by it for inclusion in the Information Statement will, at the date of mailing (including by electronic delivery if permitted) to stockholders of TKO PubCo, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The EDR Parties shall provide TKO PubCo with such information of the EDR Parties and the Transferred Entities as is customarily included in an information statement prepared in connection with a transaction of the type contemplated by this Agreement or as otherwise required by Law, requested by the SEC or its staff, or as TKO PubCo may reasonably request, in each case, sufficiently in advance of the mailing of the Information Statement. Notwithstanding anything in this Section 5.09 to the contrary, TKO PubCo assumes no responsibility with respect to information supplied in writing by or on behalf of the EDR Parties, the Transferred Entities or their respective Representatives for inclusion or incorporation by reference in the Information Statement.

(e) If any information relating to TKO PubCo, TKO, the EDR Parties or the Transferred Entities, or any of their respective Affiliates or its or their respective Representatives, should be discovered by a party hereto, which information should be set forth in an amendment or supplement to the Information Statement so that the Information Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable following such discovery notify the other party or parties (as the case may be) and after such notification, as and to the extent required by applicable Law, (i) TKO PubCo shall promptly prepare (with the assistance and approval of the EDR Parties as provided for in this Section 5.09) an amendment or supplement to the Information Statement and (ii) TKO PubCo shall cause the Information Statement as so amended or supplemented to be filed with the SEC and to be disseminated to its stockholders. TKO PubCo shall provide the EDR Parties with a reasonable opportunity to consult and review drafts of the Information Statement and shall consider in good faith any comments provided by the EDR Parties on such drafts.

Section 5.10 Delivery of Financials.

(a) The EDR Parties shall use their reasonable best efforts deliver to the TKO Parties the financial statements of the Businesses required under the Securities Act to be included in the Information Statement (the “Audited Financial Statements”), which financial statements shall include the audited consolidated balance sheet of such Business as of the years ended December 31, 2023 and December 31, 2022 and the unaudited consolidated balance sheet of such Business as of the year ended December 31, 2021, and be prepared in accordance with GAAP and Regulation S-X, together with all related notes and schedules thereto, accompanied by an audit report of Deloitte & Touche LLP (the “Auditor”), as promptly as reasonably practicable following the date hereof. TKO and its applicable Affiliates shall execute any customary documentation required by the Auditor to receive the Audited Financial Statements.

(b) In addition, the EDR Parties and the TKO Parties shall each use their reasonable best efforts to provide information reasonably necessary to prepare, and shall reasonably cooperate in the preparation of, any pro forma financial statements and related footnotes to the extent required to be included in the Information Statement.

(c) To the extent required by SEC rules and regulations to be included in the Information Statement, Form 10-Q and/or Form 10-K, the EDR Parties shall deliver to the TKO Parties as promptly as reasonably practicable following the end of each financial quarter, any unaudited financial statements of the Businesses required under the Securities Act to be included in the Information Statement, Form 10-Q and/or Form 10-K and be prepared in conformity with GAAP.

(d) The EDR Parties shall, no later than February 28, 2025, represent to the TKO Parties that the EDR Parties reasonably and in good faith expect to deliver to the TKO Parties (i) the unaudited consolidated profit and losses statement of the Businesses for the month ended as of January 31, 2025, and the unaudited consolidated balance sheet of the Businesses as of January 31, 2025 and (ii) the unaudited consolidated balance sheet of the Businesses as of February 28, 2025 (collectively, the “2025 Financials”) on or prior to April 1, 2025. If the Closing occurs on or prior to March 3, 2025, the EDR Parties shall use their reasonable best efforts to deliver to the TKO Parties the 2025 Financials no later than April 1, 2025. Notwithstanding anything to the contrary in this Agreement, the TKO Parties agree that (i) no condition to the TKO Parties’ obligations to close the Transaction set forth in Section 9.02 shall be deemed not satisfied solely as a result of the EDR Parties’ breach of this Section 5.10(d) and (ii) none of the EDR Parties or any of their Affiliates shall be liable to the TKO Parties or their Affiliates for any Losses resulting or arising from any breach of this Section 5.10(d) or any failure by the EDR Parties to deliver the 2025 Financials by April 1, 2025 in accordance with the terms of this Agreement.

(e) If the Closing has not occurred prior to March 3, 2025, as soon as reasonably practicable following March 3, 2025, the EDR Parties shall deliver to the TKO Parties the audited consolidated balance sheet of the Businesses as of the year ended December 31, 2024, prepared in accordance with GAAP and Regulation S-X, together with all related notes and schedules thereto, accompanied by an audit report of the Auditor.

Section 5.11 Stockholder Litigation. Prior to the Closing, the TKO Parties shall notify the EDR Parties promptly of the commencement of any stockholder litigation brought or threatened in writing against the TKO Parties or any of their Subsidiaries or any of their respective directors or officers relating to the Transaction (“Transaction Litigation”) and shall promptly advise the EDR Parties of any material developments with respect to and keep the EDR Parties reasonably informed with respect to the status thereof. The EDR Parties and TKO Parties shall jointly be entitled to direct and control the overall defense, negotiation and settlement of any such Transaction Litigation; provided that the TKO Parties’ Representatives or the EDR Parties’ Representatives named as defendants in Transaction Litigation (including, but not limited to, any member of a committee of TKO PubCo, such as the Special Committee) shall have the right to manage their own defense of any Transaction Litigation in cooperation with the TKO Parties or the EDR Parties with respect to such defense of any Transaction Litigation. The EDR Parties, on the one hand, and TKO PubCo, on the other hand, shall not, and shall cause their respective Representatives (including, but not limited to, with respect to TKO PubCo, any member of a committee of TKO PubCo, such as the Special Committee) not to, settle any Transaction Litigation without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided that the TKO Parties’ Representatives and the EDR Parties’ Representatives named as defendants in any Transaction Litigation (including, with respect to the TKO Parties, any member of Special Committee) may enter into any settlement of claims brought against such Person so long as such settlement (a) does not, in the aggregate together with all such settlements, involve payment of monetary damages in excess of the amount set forth on

Schedule 5.11 or any injunctive or other equitable relief, (b) does not directly or indirectly attribute to the EDR Parties, the TKO Parties, or any of their respective Affiliates any admission of liability, (c) does not impose on the EDR Parties, the TKO Parties, or any of their respective Affiliates, as applicable, any judgment, contribution obligation, fine, penalty or any other liability and (d) does not involve the admission of any wrongdoing by any Person (it being agreed that a settlement entered into in accordance with this proviso shall not be deemed to in any way qualify or limit the obligation of the TKO Parties or any of their Subsidiaries (or, following the Closing, the Transferred Entities), or the EDR Parties or any of their Subsidiaries, as applicable, to indemnify such Person in connection with such settlement, or to maintain directors’ and officers’ liability insurance in respect of such Person).

Section 5.12 R&W Insurance Policy. Prior to the Closing, TKO shall have obtained and delivered to the EDR Parties a representations and warranties insurance policy(ies) (the “R&W Insurance Policy”), which must contain a provision which expressly states that the insurer(s) agrees to waive all subrogation rights against the EDR Parties and their respective Affiliates except in the case of Fraud by such EDR Party or Affiliate (of which specific provision the EDR Parties are expressly made third party beneficiaries), and shall maintain the R&W Insurance Policy in full force and effect from and after the Closing (noting, for the avoidance of doubt, that the foregoing shall not be interpreted to limit the TKO Parties’ right to make, adjust, negotiate or settle claims under the R&W Insurance Policy) and shall not (and shall cause their Affiliates to not) amend, modify, terminate or waive any waiver of subrogation applicable to the EDR Parties or any of their Affiliates set forth in the R&W Insurance Policy, in each case in a manner adverse to the EDR Parties or any of their Affiliates, without the prior written consent of the EDR Parties. The cost of the premiums together with all Taxes and application, underwriting, due diligence or similar fees or expenses in connection with the R&W Insurance Policy shall be paid by the TKO Parties. From and after the Closing, the R&W Insurance Policy will serve as the TKO Parties’ and their Affiliates’ sole recourse for breaches of any representation or warranty of the EDR Parties or the Transferred Entities set forth in Article III, other than in the case of Fraud or as otherwise expressly set forth herein. The EDR Parties shall use reasonable best efforts to cooperate with reasonable requests from TKO and its Representatives with respect to TKO’s obtainment of the R&W Insurance Policy.

Section 5.13 Payoff of OLE Facility. Prior to the Closing, (a) the EDR Parties shall (x) deliver or cause to be delivered notices of prepayment or termination of the OLE Facility (which notices may be conditioned upon the consummation of the Closing and other transactions contemplated hereby to the extent permitted by the OLE Facility) within the time periods required by the OLE Facility and (y) deliver or cause to be delivered to TKO (with drafts delivered at least five (5) Business Days prior to the Closing) a “payoff letter” or similar document, in customary form, from the agent for the lenders or other counterparties with respect to the OLE Facility (collectively, the “Payoff Letters”) specifying the aggregate amount to be paid to fully satisfy all obligations due and payable on the Closing Date and providing for release of all Liens and guarantees thereunder and termination of all instruments governing the OLE Facility, automatically upon payment of the payoff amount specified therein and (b) the parties shall cooperate and use reasonable best efforts to cause the cash collateralization, termination, provision of backstop letters of credit, replacement or other substitution of any letters of credit under the OLE Facility, in each case, to the extent required by the issuers thereof. The parties will use reasonable best efforts to effectuate the payoff of the OLE Facility in the manner provided in Section 8.04(d).

Section 5.14 Section 16 Matters. Prior to the Closing, the TKO Parties shall take, or cause to be taken, all actions and do, or cause to be done, all things as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of any equity securities of the TKO Parties or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transaction by each Person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Transaction to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

Section 5.15 Certain Post-Closing Matters.

(a) Following the Closing, the TKO Parties or the Transferred Entities may from time to time (a) receive payments relating to accounts receivable of, or services rendered by, the OLE Business or the EDR Group (in respect of the OLE Business) in connection with the 2024 Olympic and Paralympic Games (the “2024 Olympics”) (such payments, the “2024 Olympics Post-Closing Receipts”), it being agreed and acknowledged by the parties that the rights to such payments were transferred from the Transferred Entities to members of the EDR Group prior to the Closing and were accordingly retained by the EDR Group; or (b) make payments relating to accounts payable of, or services rendered by, the OLE Business or the EDR Group (in respect of the OLE Business) in connection with the 2024 Olympics (such payments, the “2024 Olympics Post-Closing Payments”). Within ten (10) Business Days following the last day of each calendar month from the Closing Date through the calendar month immediately following the later of (i) the last 2024 Olympics Post-Closing Receipt or (ii) the last 2024 Olympics Post-Closing Payment, (A) the TKO Parties shall remit, or cause to be remitted, the aggregate amount of the 2024 Olympics Post-Closing Receipts during such calendar month to the EDR Parties (or their applicable Affiliate, as designated by the EDR Parties), and (B) the EDR Parties shall remit, or cause to be remitted, the aggregate amount of the 2024 Olympics Post-Closing Payments during such calendar month to the TKO Parties (which amounts shall be remitted by the EDR Parties in accordance with the EDR Allocation Schedule).

(b) Following the Closing, the TKO Parties or the Transferred Entities may from time to time receive payments relating to accounts receivable of, or services rendered or by, the IMG Media Business or the EDR Group (in respect of the IMG Media Business) in connection with the North American media rights for the 2024-2025 FA Cup (the “FA Cup NA Media Rights”) (such payments, the “FA Cup NA Media Rights Post-Closing Receipts”), it being agreed and acknowledged by the parties that the rights to such payments were transferred from the Transferred Entities to members of the EDR Group prior to the Closing and were accordingly retained by the EDR Group. Within ten (10) Business Days following the last day of each calendar month from the Closing Date through the calendar month immediately following the last FA Cup NA Media Rights Post-Closing Receipt, the TKO Parties shall remit, or cause to be remitted, the aggregate amount of any FA Cup NA Media Rights Post-Closing Receipts (reduced by (x) obligations to third parties to share such amounts if collected by the TKO Parties or Transferred Entities rather than being paid to such third party directly by the payor of the FA Cup NA Media Rights Post-Closing Receipts and (y) any costs incurred in connection with any Actions taken by the TKO Parties at the written request of the EDR Parties to collect such FA Cup NA Media Rights Post-Closing Receipts) during such calendar month to the EDR Parties (or their applicable Affiliate, as designated by the EDR Parties).

(c) All payments under this Section 5.15 shall be treated in a manner consistent with Section 8.04 of this Agreement (and in furtherance thereof, the parties will to the extent permitted by Law treat any amounts to be remitted to the EDR Parties as assets of (and amounts received by) the EDR Parties for income tax purposes), and any payments made by the EDR Parties pursuant to this Section 5.15 shall accordingly be considered an additional capital contribution made by the EDR Parties as part of the Contribution for tax purposes. In connection with any payment pursuant to this Section 5.15, the TKO Parties shall provide the EDR Parties with any supporting documentation and information reasonably requested by the EDR Parties. To the extent the EDR Parties dispute the amount of any such payments, the applicable provisions of Section 2.04 shall apply to such disputes mutatis mutandis. For the avoidance of doubt, the calculations of any payments under this Section 5.15 shall not include any payment, line item, component, accounting or other adjustment taken into account in the calculation and preparation of the Estimated Closing Statement and the Final Closing Statement (including the calculation of the Estimated Adjustment Amount, the Closing Adjustment Amount and each of the components thereof).

Section 5.16 Lien Releases. At the Closing, all Liens on any of the Transferred Entities or on any Transferred Assets under the EDR Group Credit Facility shall be automatically released in accordance with the terms of the EDR Group Credit Facility. At or promptly following the Closing, the EDR Parties shall use reasonable best efforts to cause the secured parties under the EDR Group Credit Facility to file the applicable Uniform Commercial Code termination statements and other customary intellectual property lien terminations and releases with respect to such Liens and to deliver such other customary release documentation as TKO may reasonably request.

Section 5.17 Transition Services Agreement. As promptly as practicable, the TKO Parties and the EDR Parties shall negotiate and agree in good faith upon the Services (as defined in the Transition Services Agreement and set forth in Exhibit A thereto) to be provided under the Transition Services Agreement consistent with the principles set forth in the form Transition Services Agreement attached as Exhibit A; provided that, (i) the EDR Parties cannot refuse to include an EDR Service that was provided to the Business by an EDR Party or a member of the Remaining EDR Group or that is provided to TKO pursuant to the TKO Services Agreement prior to Closing (except to the extent such service is contemplated to be an Excluded Service under the Transition Services Agreement), and (ii) the Shared Office Space (Chiswick) and Shared Office Space (New York City, 304 Park Ave South) Services, each as defined in Exhibit A to the Transition Services Agreement, shall be provided for the duration and pricing set forth in Exhibit A to the Transition Services Agreement as of the date hereof.

ARTICLE VI

SEPARATION MATTERS

Section 6.01 Services from Affiliates; EDR Guarantees.

(a) TKO acknowledges that the Businesses currently receive or benefit from certain shared management, administrative and corporate services and benefits provided by the EDR Parties or other members of the Remaining EDR Group, including management, operations and information technology (including information technology support and website hosting and data center services), customer service, finance, accounting and payroll and back office services and processing, financial systems, treasury services (including banking, insurance, administration, taxation and internal audit), office space, facilities and office management services, business development and marketing services, product support services, procurement services, risk management, corporate communications, general administrative services, executive and management services, legal services, human resources, analytics services, personnel services and travel services. Other than the agreements set forth on Section 6.01(a) of the EDR Disclosure Letter (the “Surviving Intercompany Agreements”), the Transition Services Agreement or any other Ancillary Agreement related thereto, the EDR Parties shall take such actions that are necessary to cause each Intercompany Agreement to terminate with respect to the Businesses, as of the Closing Date, and be of no force and effect without any party thereto having any continuing Liabilities to the other. Without limiting the foregoing, TKO and the EDR Parties agree, effective as of the Closing Date, that the TKO Services Agreement shall be automatically terminated in its entirety and shall be without further force or effect, without any further action, obligations or liabilities of the EDR Group or any of its Affiliates, on the one hand, or TKO or any of its Affiliates, on the other hand, following the Closing. In connection with the foregoing, TKO shall pay to EOC (or its designee) all Service Fees (as defined in the TKO Services Agreement) due and owing prior to the Closing Date (which shall be prorated in the event that the Closing Date is not the last day of a calendar month). In consideration of the foregoing, the EDR Group on the one hand, and TKO and each of its Affiliates on the other hand, hereby fully, completely, and forever releases, remises, acquits, and discharges TKO and each of its Affiliates, on the one hand, and the EDR Group and each of its Affiliates, on the other hand, from and against any and all claims, demands, liens, actions, agreements, suits, causes of action, losses, obligations, controversies, debts, costs, attorneys’ fees, expenses, damages, judgments, orders, and liabilities of whatever kind or nature, whether actually asserted or which could have been asserted, whether known or unknown, whether suspected or unsuspected, whether actual or potential, whether fixed or contingent, whether pending or anticipated, which have existed or may have existed, or which do exist or which hereafter can, shall or may exist, in law, equity, or otherwise based on any facts, events, or omissions occurring from any time on or prior to the Closing Date which arise out of, concern, pertain, or relate in any way directly or indirectly to the TKO Services Agreement. Each of the EDR Group and its Affiliates, on the one hand, and TKO and each of its Affiliates, on the other hand, further covenants not to sue TKO and each of its Affiliates, on the one hand, and the EDR Group, on the other hand, on any of the claims released pursuant to this Section 6.01(a). In addition, with respect to any balances not required to be settled prior to the Closing, the EDR Parties shall use reasonable best efforts to cause the Businesses and the EDR Group to pay such payables (and collect such receivables) between the Remaining EDR Group and/or the EDR Group, on the one hand, and the Businesses, Transferred Entities and/or Company-Controlled JVs, on the other hand, when due in accordance with their terms.

(b) It is understood that no EDR Guarantees, other than the EDR Guarantee set forth on Section 6.01(b) of the EDR Disclosure Letter (the “Surviving EDR Guarantee”), are intended to continue after the Closing in respect of the Businesses (other than Excluded Liabilities) or Transferred Liabilities. Prior to the Closing, TKO shall use reasonable best efforts to put in place, effective as of the Closing, instruments to replace the EDR Guarantees (other than the Surviving EDR Guarantee), and the EDR Parties shall use reasonable best efforts to cooperate with TKO in connection therewith as reasonably requested by TKO. TKO and the EDR Parties shall use reasonable best efforts to cooperate and cause TKO (or an appropriate Subsidiary) to be substituted in all respects for the member of the Remaining EDR Group that is party to any EDR Guarantee (other than the Surviving EDR Guarantee in respect of the Businesses (other than Excluded Liabilities) or Transferred Liabilities), effective as of the Closing Date, in respect of all obligations of the applicable member of the Remaining EDR Group that is party to such EDR Guarantee in respect of the Businesses (other than Excluded Liabilities) or Transferred Liabilities, so that as a result of such substitution, the member of the Remaining EDR Group that is party to such EDR Guarantee shall, from and after the Closing, cease to have any obligation whatsoever arising from or in connection with such EDR Guarantees in respect of the Businesses (other than the Excluded Liabilities) or Transferred Liabilities. If the parties are not successful in obtaining the complete release of the member(s) of the Remaining EDR Group that is party to the EDR Guarantee from the EDR Guarantees (other than the Surviving EDR Guarantee in respect of the Businesses (other than the Excluded Liabilities) or Transferred Liabilities) by the Closing Date, then from the Closing until the date that the Remaining EDR Group is completely and unconditionally released from each EDR Guarantee (other than the Surviving EDR Guarantee in respect of the Businesses (other than the Excluded Liabilities) or Transferred Liabilities), (i) the EDR Parties shall cause any such EDR Guarantee to remain in effect (provided that the Remaining EDR Group shall be under no obligation to renew or extend the term of any such existing EDR Guarantee), (ii) TKO and the EDR Parties shall continue to use its reasonable best efforts to obtain promptly the complete and unconditional release of the member of the Remaining EDR Group that is party to such EDR Guarantee from each such EDR Guarantee in respect of the Businesses (other than the Excluded Liabilities) or Transferred Liabilities following the Closing; (iii) TKO shall indemnify the Remaining EDR Group for the amounts paid under such Surviving EDR Guarantee or any other Liability arising from or in connection with such EDR Guarantee from and after the Closing to the extent constituting Transferred Liabilities and (iv) TKO shall not amend, modify or renew any Contract subject to such EDR Guarantees without the consent of the member of the Remaining EDR Group that is party to such EDR Guarantees.

Section 6.02 Shared Contracts.

(a) TKO acknowledges that the members of the EDR Group are party to certain Contracts (including sales orders and purchase orders, but excluding Contracts for goods or services to be provided under the Transition Services Agreement) that relate both to the Businesses and one or more of the Excluded EDR Businesses (each, a “Shared Contract”). Prior to the Closing, and until the expiration or termination date of the applicable Shared Contract (but if the term in indefinite, only for two (2) years after the Closing), each of the EDR Parties and TKO shall, and shall cause the other members of the EDR Group and their respective Affiliates, respectively, to use reasonable best efforts to obtain from each third party to a Shared Contract, either (i) a separate contract or agreement (a “New Contract”) that allocates the rights and obligations of the EDR Group under each such Shared Contract as between the Businesses, on the one hand, and the Excluded EDR Businesses, on the other hand, and which, as it relates to the Businesses, are otherwise substantially similar in all material respects to such Shared Contract (or on terms that are otherwise reasonably acceptable to TKO and the EDR Parties), or (ii) a Contract or agreement effective as of the Closing (the “Partial Assignments and Releases”) that assigns the rights and obligations of the EDR Group under such Shared Contract to the extent related to the Businesses to the Transferred Entities, or assigns the rights and obligations of the EDR Group under such Shared Contract to the extent related to the Excluded EDR Businesses to a member of the Remaining EDR Group, as applicable (in each case, including by amending such Shared Contract to remove the applicable member of the EDR Group as a party thereto). None of the EDR Parties, TKO, any Transferred Entity or their respective Affiliates shall be required to commence, defend or participate in any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third Person (an “Extraordinary Action”) to obtain any New Contract or Partial Assignment and Release with respect to any Shared Contract.

(b) If following the Closing, any third party under a Shared Contract does not agree to enter into a New Contract or Partial Assignment and Release consistent with Section 6.02(a), the parties shall for a period of up to two (2) years or until the earlier expiration or termination date of the applicable Shared Contract, cooperate with each other and, following good faith discussions between the parties, seek to obtain or structure mutually acceptable alternative arrangements for the applicable member of the EDR Group and the applicable Transferred Entity (or TKO or its Subsidiaries) receiving rights and benefits, and bearing liabilities and obligations, (i) with respect to the EDR Group, to the extent related to the Excluded EDR Businesses, Excluded Assets and Excluded Liabilities, and (ii) with respect to the Transferred Entities (or TKO or its Subsidiaries), to the extent related to the Businesses (other than Excluded Liabilities), Transferred Assets and Transferred Liabilities (provided that such arrangements shall not result in a breach or violation of such Shared Contract by any of the parties thereto or a violation of applicable Law) (each, a “Back-to-Back Arrangement”).

(c) With respect to Liabilities, rights and benefits pursuant to, under or relating to a given Shared Contract, relating to occurrences from and after the Closing, to the extent a New Contract, a Partial Assignment and Release or a Back-to-Back Arrangement has not been entered into in respect to such Shared Contract, such Liabilities, rights and benefits shall, unless otherwise allocated pursuant to this Agreement or any other Ancillary Agreement or as otherwise mutually agreed between the EDR Parties and the TKO Parties, be allocated between the EDR Group and TKO as follows:

(i) If a Liability is incurred, or if a right or benefit is obtained, exclusively in respect of the Businesses (other than Excluded Liabilities and Excluded Assets), Transferred Assets or Transferred Liabilities or exclusively in respect of the Excluded EDR Businesses, Excluded Assets or Excluded Liabilities, such Liability, right or benefit shall be allocated to TKO or its applicable Subsidiary (including the Transferred Entities) (in respect of the Business (other than Excluded Liabilities and Excluded Assets), Transferred Assets or Transferred Liabilities) or the EDR Group (in respect of the Excluded EDR Businesses), Excluded Assets or Excluded Liabilities, as applicable;

(ii) If a Liability, right or benefit cannot be so allocated under Section 6.02(c) above, such Liability, right or benefit shall be allocated to the EDR Group or TKO or one or more of their respective Subsidiaries, as the case may be, based on the relative proportions of total benefit received (over the term of the Shared Contract remaining as of the Closing Date, measured as of the date of the allocation) by the Businesses (other than Excluded Liabilities and Excluded Assets), Transferred Assets or Transferred Liabilities or the Excluded EDR Businesses, Excluded Assets or Excluded Liabilities (as applicable) under the relevant Shared Contract. Notwithstanding the foregoing, each of the EDR Parties, on the one hand, and TKO, on the other hand, shall be responsible for any or all Liabilities to the extent related to, resulting from, or arising out of its (or its Subsidiaries’, including, with respect to TKO, the Transferred Entities) direct or indirect breach of, or actions under, the relevant Shared Contract to which this Section 6.02 otherwise pertains.

(d) If the EDR Group, on the one hand, or TKO or any of its Subsidiaries (including the Transferred Entities), on the other hand, receives any benefit or payment which under any Shared Contract was intended for the other, the EDR Parties and TKO will use their respective reasonable best efforts to, and to cause their respective Subsidiaries to (including, with respect to TKO, the Transferred Entities), deliver such benefit or payment to the other party.

Section 6.03 Obligations Regarding Non-Assignable Assets and Non-Assumable Liabilities.

(a) To the extent that any transfers of Transferred Assets (including Contracts other than Shared Contracts, which are governed by Section 6.02 or the Transferred Assets set forth on Section 6.03(a) of the EDR Disclosure Letter (the “Specified Transferred Assets”)) to or assumptions of Transferred Liabilities by the Transferred Entities, including any Transferred Assets or Transferred Liabilities to be transferred pursuant to the Pre-Closing Restructuring, shall not have been consummated at or prior to the Closing, the parties shall, subject to Section 6.03(b), use reasonable best efforts to effect such transfers or assumptions as promptly following the Closing as shall be practicable. Notwithstanding anything else in this Agreement to the contrary, to the extent that the sale, conveyance, assignment or transfer or attempted sale, conveyance, assignment or transfer of any Transferred Asset (including any Company Permit or any other Permit which TKO must obtain in order to conduct the Businesses as conducted as of the date hereof) or Transferred Liability is prohibited by or would contravene any applicable Law, Permit (including, for the avoidance of doubt any Environmental Permit), Governmental Order or Contract, or would require any Consent of any Governmental Authority or other third party (or, in each case any claim or right or benefit arising thereunder or resulting therefrom that is subject to any such prohibition, contravention or Consent requirement) (such Transferred Asset, a “Delayed Asset” and such Transferred Liability, a “Non-Transferable Liability”), then (but with respect to those constituting Delayed Assets and Non-Transferable Liabilities due to a Consent requirement, unless and until such Consents have been obtained) this Agreement and the Ancillary Agreements shall not constitute an agreement to sell, assign, license, sublicense, lease, sublease, convey or transfer at the Closing any Transferred Asset (excluding Transferred Entities) or Transferred

Liability; provided, that, except as otherwise expressly provided herein, none of the members of the EDR Group or any of their Affiliates nor TKO or any of its Affiliates shall be required to take any Extraordinary Action with respect to any Delayed Asset or Non-Transferable Liability. Without limiting the generality of Section 5.04, the EDR Parties and TKO shall use, and cause each of their Subsidiaries to use, reasonable best efforts to obtain any such Consent, including after the Closing Date through the date that is six (6) months after the Closing Date (or, in the case of a Contract, until the expiration of the term of such Contract (without giving effect to any extensions thereof following the Closing)); provided that, (x) with respect to the Specified Transferred Assets, the foregoing sentence shall apply solely upon mutual agreement by the EDR Parties and TKO following the date hereof to use, or cause their Subsidiaries to use, reasonable best efforts to obtain any such Consent and (y) except as required by applicable Law, TKO shall be solely responsible for preparing and submitting on a timely basis, all post-Closing filings required to effect the transfer or reissuance of all Permits to a Transferred Entity following the Closing. Upon obtaining the requisite Consents, unless otherwise provided in this Agreement or any Ancillary Agreement, such Delayed Asset or Non-Transferable Liability shall be automatically transferred and assigned to TKO or the applicable Transferred Entity hereunder without additional consideration therefor.

(b) Following the Closing, the EDR Parties shall, and shall cause their Subsidiaries to, use reasonable best efforts to, in each case, subject to the terms of this Agreement and the Ancillary Agreements, cooperate in any arrangement (such arrangement complying with this Section 6.03, a “Delayed Transfer Arrangement”), reasonable and lawful as to the EDR Group, Transferred Entities and TKO and its Subsidiaries so that TKO (or one of its Subsidiaries or the relevant Transferred Entities) shall obtain the benefits (as determined on an after-Tax basis taking into account solely items related to such Delayed Transfer Arrangement) and bear the burdens relating to such Delayed Asset or Non-Transferable Liability, including possession, use, risk of loss, potential for income and gain, and dominion, control and command over such Delayed Asset or Non-Transferable Liability, such that the parties would be placed in a substantially similar position as if such Delayed Asset or Non-Transferable Liability had been conveyed at the Closing; provided that none of the EDR Parties or the Remaining EDR Group shall be required to (i) take any Extraordinary Action, (ii) unreasonably interfere with any customer or other commercial relationship of the EDR Group or any of their Affiliates, (iii) take any action which would result in a violation or breach of, or default under, applicable Law, Governmental Order or Contract, (iv) amend, renew, terminate or otherwise modify any Contract, (v) relinquish, waive or forbear any rights other than in de minimis respects or (vi) pay any costs or expenses of any third party resulting from the process of obtaining such Consent or amendment, or negotiating, designing, establishing and implementing any Delayed Transfer Arrangement, all of which costs and expenses (if any) shall be borne exclusively by TKO or the applicable Transferred Entity. Subject to the terms of this Agreement and the Ancillary Agreements, (I) the EDR Parties shall, and shall cause the other members of the EDR Group and their Affiliates to, without further consideration therefor, pay and remit to TKO promptly all monies, rights and other consideration received in respect of its performance of this Section 6.03(b), and (II) TKO, or a Transferred Entity shall, or shall cause its Subsidiaries to, pay or reimburse the EDR Parties or any of their Subsidiaries for all amounts paid or incurred by the EDR Parties or their Subsidiaries in connection with the retention of such Non-Transferable Liability. In furtherance of the foregoing, TKO shall, or shall cause a designee to, promptly pay, perform or discharge when due any Liability arising under any Delayed Asset from and after the Closing Date. Subject to the terms of this Agreement and the Ancillary Agreements, TKO shall be responsible for all Transferred Liabilities related to any

Delayed Asset and shall indemnify the EDR Indemnified Parties for all Losses arising out of or relating to any actions (or omissions to act) (A) of TKO and its Subsidiaries and of the EDR Parties or any of their Affiliates arising out of the performance by TKO and its Subsidiaries or any EDR Indemnified Party, respectively, of this Section 6.03(b), including any Delayed Asset held by such Person for the benefit of TKO or its Affiliates pursuant to and arising during the term of any related Delayed Transfer Arrangement, or (B) taken by any EDR Indemnified Party at the direction of TKO or any of its Subsidiaries, except, in the case of clause (A) and clause (B), to the extent arising out of or resulting from the EDR Parties’ or their Affiliate’s failure to comply with the terms of this Section 6.03(b) (for which the EDR Parties shall indemnify TKO).

(c) To the extent that the sale, conveyance, assignment or transfer or attempted sale, conveyance, assignment or transfer of any Excluded Assets to, or assumptions of Excluded Liabilities by, the EDR Group or Remaining EDR Group is prohibited by or would contravene any applicable Law, Permit (including, for the avoidance of doubt any Environmental Permit), Governmental Order or Contract, or would require any Consent of any Governmental Authority or other third party (or, in each case any claim or right or benefit arising thereunder or resulting therefrom that is subject to any such prohibition, contravention or Consent requirement) (such Transferred Asset, a “Delayed Excluded Asset” and such Excluded Liability, a “Non-Transferable Excluded Liability”), then (but with respect to those constituting Delayed Assets and Non-Transferable Liabilities due to a Consent requirement, unless and until such Consents have been obtained) this Agreement and the Ancillary Agreements shall not constitute an agreement to sell, assign, license, sublicense, lease, sublease, convey or transfer at the Closing any Excluded Asset or Excluded Liability; provided, that, except as otherwise expressly provided herein, none of the EDR Parties or any of their Affiliates nor TKO or any of its Affiliates shall be required to take any Extraordinary Action with respect to any Delayed Excluded Asset or Non-Transferable Excluded Liability. Without limiting the generality of Section 5.04, the EDR Parties and TKO shall use, and cause each of their Subsidiaries to use, reasonable best efforts to obtain any such Consent, including after the Closing Date through the date that is six (6) months after the Closing Date (or, in the case of a Contract, until the expiration of the term of such Contract (without giving effect to any extensions thereof following the Closing)). Upon obtaining the requisite Consents, unless otherwise provided in this Agreement or any Ancillary Agreement, such Delayed Excluded Asset or Non-Transferable Excluded Liability shall be automatically transferred and assigned to the EDR Parties hereunder without additional consideration therefor.

(d) Following the Closing, TKO shall, and shall cause the Transferred Entities and its Subsidiaries to, use reasonable best efforts to, in each case, subject to the terms of this Agreement and the Ancillary Agreements, cooperate in any arrangement (such arrangement complying with this Section 6.03, a “Delayed Reverse Transfer Arrangement”), reasonable and lawful as to the EDR Group and TKO so that the EDR Parties (or the relevant member of the EDR Group) shall obtain the benefits (as determined on an after-Tax basis taking into account solely items related to such Delayed Reverse Transfer Arrangement) and bear the burdens relating to such Delayed Excluded Asset or Non-Transferable Excluded Liability, including possession, use, risk of loss, potential for income and gain, and dominion, control and command over such Delayed Excluded Asset or Non-Transferable Excluded Liability, such that the parties would be placed in a substantially similar position as if such Delayed Excluded Asset or Non-Transferable Excluded Liability had been conveyed at the Closing; provided that none of TKO (or one of its Subsidiaries or the relevant Transferred Entities) shall be required to (i) take any Extraordinary Action,

(ii) unreasonably interfere with any customer or other commercial relationship of TKO (or one of its Subsidiaries or the relevant Transferred Entities) or any of its Affiliates, (iii) take any action which would result in a violation or breach of, or default under, applicable Law, Governmental Order or Contract, (iv) amend, renew, terminate or otherwise modify any Contract, (v) relinquish, waive or forbear any rights other than in de minimis respects or (vi) pay any costs or expenses of any third party resulting from the process of obtaining such Consent or amendment, or negotiating, designing, establishing and implementing any Delayed Reverse Transfer Arrangement, all of which costs and expenses (if any) shall be borne exclusively by the EDR Parties. Subject to the terms of this Agreement and the Ancillary Agreements, (I) TKO shall, and shall cause its Subsidiaries to, without further consideration therefor, pay and remit to the EDR Parties promptly all monies, rights and other consideration received in respect of its performance of this Section 6.03(d) and (II) the EDR Group shall, or shall cause their Subsidiaries to, pay or reimburse TKO or any of their Subsidiaries for all amounts paid or incurred by TKO or its Subsidiaries in connection with the retention of such Non-Transferable Excluded Liability. In furtherance of the foregoing, the EDR Group shall, or shall cause a designee to, promptly pay, perform or discharge when due any Liability arising under any Delayed Excluded Asset from and after the Closing Date. Subject to the terms of this Agreement and the Ancillary Agreements, the EDR Parties shall pay, perform and discharge fully, promptly when due, all of the obligations of TKO or its Subsidiaries in respect of the performance of their obligations, pursuant to this Section 6.03(d), and the EDR Parties shall be responsible for all Excluded Liabilities related thereto and shall indemnify the TKO Indemnified Parties for all Losses arising out of or relating to any actions (or omissions to act) (A) of the members of the EDR Group and of TKO or any of its Affiliates arising out of the performance by EDR Group or any TKO Indemnified Party, respectively, of this Section 6.03(d), including any Delayed Excluded Asset held by such Person for the benefit of the EDR Group or its Affiliates pursuant to and arising during the term of any related Delayed Reverse Transfer Arrangement, or (B) taken by any TKO Indemnified Party at the written direction of any member of the EDR Group or any of their Subsidiaries, except, in the case of clause (A) and clause (B), to the extent arising out of or resulting from TKO’s or its Affiliate’s failure to comply with the terms of this Section 6.03(d) (for which TKO shall indemnify the EDR Parties).

(e) Notwithstanding anything to the contrary set forth in this Agreement, but in furtherance of the foregoing, in the case of any Permits (including Environmental Permits) which are related to both the Excluded EDR Businesses and the Businesses (a “Shared Permit”), the EDR Parties shall be entitled to elect (after consultation with TKO) whether the holder of the applicable Permit shall (x) transfer the applicable Shared Permit to a Transferred Entity or TKO (to the extent transferable under applicable Law) and to procure for itself (or the Remaining EDR Group) any new Permits or (y) procure the issuance for the Transferred Entity or TKO of such new Permits (including Environmental Permits) related to the existing Shared Permits (to the extent necessary for the conduct of the Businesses as it is conducted as of the date hereof and as of the time of the Closing after giving effect to this Agreement and the Ancillary Agreements); provided that, in each case, and for the avoidance of doubt, if there is any delay in the transfer or procurement of such Permit, this Section 6.03 shall continue to apply.

(f) Subject to the other party’s compliance with its obligations under this Section 6.03, each of the EDR Parties and the TKO Parties further agree that no covenant of the EDR Parties or the TKO Parties, as applicable, contained in this Agreement shall be breached or deemed breached, and no condition to the EDR Parties’ or the TKO Parties’ obligations to close the Transaction shall be deemed not satisfied as a result of (i) the failure to obtain any such Consent or amendment or as a result of any resulting default or termination or (ii) any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any Consent or amendment or any resulting default or termination. For the avoidance of doubt, nothing in this Section 6.03 shall (A) require or permit any delay of the Closing or adjustment to the Closing Equity Consideration, the Equity Consideration or the Purchase Price, (B) result in a determination that the EDR Parties or TKO Parties, as applicable, has not complied with its obligations under this Agreement other than those set forth in this Section 6.03 or (C) require (x) the EDR Parties or any of their Affiliates to renew (fully or in part) any Delayed Asset or Non-Transferable Liability once its term has expired or commence any Action in connection with any such Delayed Asset or Non-Transferable Liability or (y) require TKO or any of its Affiliates to renew (fully or in part) any Delayed Excluded Asset or Non-Transferable Excluded Liability once its term has expired or commence any Action in connection with any such Delayed Excluded Asset or Non-Transferable Excluded Liability.

(g) Notwithstanding anything to the contrary herein, this Section 6.03 shall not apply to the matters set forth in Section 5.15.

Section 6.04 EDR Names and Marks.

(a) Except as expressly set forth in this Section 6.04, after the Closing, TKO shall not, and shall not permit the Transferred Entities to, use any of the EDR Names and EDR Marks. TKO, for itself and its Affiliates, acknowledges and agrees that, neither TKO nor any of its Affiliates shall have any rights in any of the EDR Names and EDR Marks and neither TKO nor any of its Affiliates shall contest or challenge the ownership or validity of any rights of the EDR Parties or any of its Affiliates in or to any of the EDR Names and EDR Marks. Notwithstanding the foregoing, (i) as soon as practicable following the Closing, but in no event later than ninety (90) days after the Closing, TKO shall, and shall cause the Transferred Entities to, file such documents and take, or cause to be taken, such necessary actions, to file with competent Governmental Authorities to change the legal entity name of the Transferred Entities to remove any EDR Names and (ii) the Transferred Entities shall be entitled to use the EDR Marks in substantially the same manner and scope as used by the Transferred Entities with respect to the Businesses as in the twelve (12) months prior to the Closing for a transitional period no later than ninety (90) days after the Closing (or such longer time as may be mutually agreed in good faith). During such transitional license term, TKO shall cause the Businesses not to use the EDR Names and the EDR Marks in any manner that may damage or tarnish the reputation of the Remaining EDR Group or the goodwill associated with the EDR Names or the EDR Marks. Additionally, the EDR Parties acknowledge that the EDR Names and EDR Marks may have been utilized prior to the Closing in connection with Contracts of the Businesses and any invoices, letters or other documentation related thereto, and that continued use of the EDR Names and EDR Marks solely in connection with such Contracts, and solely in the manner in which they currently appear shall, subject to the remainder of this Section 6.04, not be deemed a breach of this Section 6.04. For clarity, TKO and its Affiliates shall not be in breach of this Section 6.04 with respect to (i) uses that constitute fair use or otherwise do not infringe the EDR Names or EDR Marks, (ii) uses in internal historical materials, or (iii) uses required for compliance with applicable Laws (including for regulatory or corporate filings and similar requirements with any Governmental Authority).

(b) Upon the EDR Parties’ reasonable request, TKO shall, and shall cause each Transferred Entity to, promptly execute all assignment, transfer and other documents, and take all steps, in each case, that are necessary or desirable to confirm, effectuate or otherwise evidence the EDR Parties’ and their Affiliates’ (excluding, after the Closing, any Transferred Entity) rights, title and interests in and to, and control over, the EDR Names and EDR Marks. Any and all goodwill generated by the use of the EDR Names and EDR Marks under this Section 6.04 shall inure solely to the benefit of the Remaining EDR Group. TKO agrees that neither EDR Party nor any other member of the Remaining EDR Group shall have any responsibility for claims by third parties arising out of, or relating to, the use by the Businesses of the EDR Names and EDR Marks after the Closing. In addition to any and all other available remedies, TKO shall defend, indemnify and hold harmless the EDR Related Parties in accordance with Article X from and against any and all Actions and Losses that may arise out of the use of the EDR Names and EDR Marks (i) by the Businesses in accordance with the terms and conditions of this Section 6.04, other than such claims that the EDR Names and EDR Marks infringe the Intellectual Property rights of any third party; or (ii) by the Businesses, TKO or any of its Affiliates in violation of or outside the scope permitted by this Section 6.04. Notwithstanding anything in this Agreement to the contrary, TKO hereby acknowledges and agrees that in the event of any breach or threatened breach of this Section 6.04, the EDR Parties, in addition to any other remedies available to it, (A) shall be entitled to a preliminary injunction, temporary restraining order or other equivalent relief restraining TKO and any of its Affiliates (including, after the Closing, the Businesses) from any such breach or threatened breach and (B) shall not be required to provide any bond or other security in connection with any such injunction, order or other relief.

Section 6.05 Insurance.

(a) From and after the Closing Date, the Businesses and Transferred Entities shall cease to be insured by the Remaining EDR Group’s insurance policies or by any of the Remaining EDR Group’s self-insured programs (collectively, the “EDR Insurance Policies”), and any EDR Insurance Policies shall continue in force only for the benefit of the Remaining EDR Group and not for the benefit of TKO, the Transferred Entities or the Businesses, provided that following the Closing, the Remaining EDR Group shall use reasonable best efforts to (A) provide the Businesses and the Transferred Entities with the continued benefit of any (i) “occurrence basis” EDR Insurance Policy that, by its terms, covers and permits claims by the Businesses and Transferred Entities in respect of acts, omissions and events occurring prior to the Closing (to the extent any such claim relates to the Businesses prior to the Closing), and (ii) “claims made basis” EDR Insurance Policy with regard to coverage for the Businesses and the Transferred Entities for claims noticed to the insurers thereunder prior to the Closing and (B) provide the Businesses and the Transferred Entities with the continued benefit of the EDR Insurance Policies to the extent the TKO Parties and their Subsidiaries are insured under such policies as of the date hereof, in substantially the same manner and scope as provided to the TKO Parties and their Subsidiaries as of the date hereof, and, in each case, TKO and the Transferred Entities shall pay (and reimburse the EDR Parties if they pay) for any reasonable costs and expenses (including increased premiums) directly incurred thereby as a result of such claims and shall exclusively bear any deductibles, retentions, or uninsured, uncovered, unavailable or uncollectible amounts relating to or associated with such claims. Other than with respect to any Insurance Policies held by the Transferred Entities (excluding for clarity, the EDR Insurance Policies) and the EDR Insurance Policies referenced in (B) of the first sentence of this Section 6.05, TKO and the Transferred Entities shall arrange for their own insurance policies with respect to the Businesses, the Transferred Entities and the Transferred Assets. Except as provided in the first sentence of this Section 6.05, TKO and the Transferred Entities agree not to seek, through any means, to benefit from the EDR Insurance Policies which may otherwise have provided coverage for claims relating to the Businesses, the Transferred Entities or the Transferred Assets prior to the Closing, without the prior written consent of the EDR Parties (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.06 Wrong-Pockets.

(a) If at any time after the Closing (i) any of TKO or its Affiliates (including the Transferred Entities) receives (x) any monies, checks, refunds or other amounts which are (or represent the proceeds of) an Excluded Asset or is otherwise properly due and owing to any member of the Remaining EDR Group in accordance with the terms of this Agreement, or (y) any other amount for an Excluded Liability, or refund or other amount which is related to claims or other matters for which the EDR Parties are responsible hereunder (which amount is not a Transferred Asset), then, in each case, TKO promptly shall remit, or shall cause to be remitted, such amount to the EDR Parties, net of any out-of-pocket expenses and costs (including Taxes) incurred in connection with determining, collecting or obtaining such refund or other amount.

(b) If at any time during the five- (5-) year period after the Closing, TKO or any of its Affiliates (including the Transferred Entities) shall receive or otherwise possess any asset that is an Excluded Asset or that otherwise should belong to any member of the Remaining EDR Group pursuant to this Agreement, TKO shall (i) promptly notify and transfer, or cause to be transferred, such asset to the EDR Parties or any of their Affiliates and (ii) hold, and shall cause its Affiliates to hold, the relevant Excluded Asset, in trust for the EDR Group until such time as the transfer is validly effected such Excluded Asset with the EDR Group or their Affiliates. If at any time during the five- (5-) year period after the Closing, any member of the Remaining EDR Group shall receive or otherwise possess any Transferred Liability, the EDR Parties shall promptly notify and transfer, or cause to be transferred, such Transferred Liability to TKO or any of its Affiliates. Prior to any such transfer of assets pursuant to this Section 6.06(b), the EDR Parties and TKO agree that the party who receives or possesses such asset shall hold such asset in trust for each party to whom such asset should rightfully belong pursuant to this Agreement.

(c) If at any time after the Closing, (i) any member of the Remaining EDR Group receives (x) any monies, checks, refunds or other amounts which are (or otherwise represent the proceeds of) a Transferred Asset or is otherwise properly due and owing to any Transferred Entity in accordance with the terms of this Agreement or (y) any other amount for a Transferred Liability, or refund or other amount which is related to claims or other matters for which the TKO Parties are responsible hereunder (which amount is not an Excluded Asset), then, in each case the EDR Parties, or another member of the Remaining EDR Group, promptly shall remit, or shall cause to be remitted, such amount to TKO or the applicable Transferred Entity, net of any out-of-pocket expenses and costs (including Taxes) incurred in connection with determining, collecting or obtaining such refund or other amount.

(d) If at any time during the five- (5-) year period after the Closing, any member of the Remaining EDR Group shall receive or otherwise possess any asset that is a Transferred Asset or should belong to Transferred Entities pursuant to this Agreement, the EDR Parties shall (i) promptly notify and transfer, or cause to be transferred, such asset to the applicable Transferred Entity and (ii) hold, and shall cause its Affiliates to hold, the relevant Transferred Asset, in trust for TKO or the Transferred Entities until such time as the transfer is validly effected to vest such Transferred Asset with TKO or its Affiliate. If at any time during the five- (5-) year period after the Closing, any Transferred Entity shall receive or otherwise possess any Excluded Liability, the applicable Transferred Entity shall promptly notify and transfer, or cause to be transferred, such Transferred Liability to the EDR Parties or any other member of the Remaining EDR Group. Prior to any such transfer of assets pursuant to this Section 6.06(d), the EDR Parties and TKO agree that the party who receives or possesses such asset shall hold such asset in trust for each party to whom such asset should rightfully belong pursuant to this Agreement.

(e) TKO and the EDR Parties shall cooperate with each other and shall set up procedures and notifications as are reasonably necessary or advisable to effectuate the transfers contemplated by this Section 6.06.

(f) For the avoidance of doubt, the transfer or assumption of any assets or Liabilities under this Section 6.06 shall be effected without any additional consideration payable by any party hereto.

(g) Notwithstanding anything to the contrary herein, this Section 6.06 shall not apply to the matters set forth in Section 5.15.

ARTICLE VII

EMPLOYEE MATTERS

Section 7.01 Pre-Closing Communication. During the Pre-Closing Period (and, for any Inactive Employees, Delayed Transfer Business Employees or Corporate Business Employees, through their applicable Transfer Time), TKO shall use reasonable best efforts to provide the EDR Parties with advance copies of, and shall consider in good faith any reasonable good faith comments from the EDR Parties and obtain the EDR Parties’ consent (which consent shall not be unreasonably withheld, conditioned or delayed) before distributing any communications to any Business Employee whether relating to compensation or employee benefits, post-Closing (or post-Transfer Time) terms of employment or otherwise; provided that this sentence shall not apply to any individual, non-commercial conversations or communications regarding matters not covered by any of this Agreement and not otherwise relating to the Businesses, compensation or employee benefits or post-Closing (or post-Transfer Time) employment of Business Employees. Within twenty (20) Business Days following the date hereof, the EDR Parties shall be entitled to update the Excluded Employees List to reflect the addition of certain new hires on or following September 4, 2024 who are determined in good faith by the EDR Parties to not be Business Employees (without regard for any limitations under Section 5.01(i)). In addition, (a) no later than twenty (20) Business Days prior to the Closing Date, the EDR Parties shall update and provide to TKO an updated list of all Business Employees whose employment will not automatically transfer to TKO or its Affiliates upon the occurrence of the Closing and/or to whom offers of employment will be made pursuant to Section 7.02(a) below; (b) no later than ten (10) Business Days prior to the Closing Date, the EDR Parties shall use reasonable best efforts to update and provide to TKO (i) the updated list of Business Employees to reflect any new hires and terminations following the date of this Agreement, and (ii) the further updated Excluded Employees List; and (c) upon reasonable request from TKO, the EDR Parties shall update and provide to TKO an updated list of all Corporate Business Employees whose employment will transfer to TKO or its Affiliates upon the occurrence of the Closing or to whom TKO shall offer employment with TKO or one of its Affiliates (including, as of the Closing, the Transferred Entities) on such date as mutually agreed between the parties.

Section 7.02 Transfer of Employment; Terms and Conditions of Employment.

(a) Offers of Employment. In relation to any Business Employee (other than an Inactive Employee, Delayed Transfer Business Employee or Corporate Business Employee) whose employment does not automatically transfer to TKO or its Affiliates upon the occurrence of the Closing by operation of Law due to his or her employment with a Transferred Entity or otherwise, not less than ten (10) Business Days prior to the Closing, TKO or one of its Affiliates will offer employment, effective at 12:01 A.M., local time, on the Closing Date (except as otherwise set forth in this Section 7.02(a), Section 7.02(b), Section 7.02(c)(iii), Section 7.02(d)(iii) or Section 7.02(g), the “Transfer Time”), to such Business Employee in accordance with this Agreement. The EDR Parties shall, and cause their Affiliates, to cooperate in good faith with and provide reasonable assistance to TKO and its Affiliates in connection with the delivery and communication of such offers of employment, in accordance with applicable Law, and consent and agree that, subject to the EDR Parties’ review and approval of the forms thereof (which approval shall not be unreasonably withheld, conditioned or delayed), TKO or one of its Affiliates may make such offers of employment on behalf of, and thus offer any such Business Employee employment with, any of the Transferred Entities (in addition to TKO or any of TKO’s Affiliates), provided that such offers are in all events conditioned upon, and effectively solely following, the consummation of the Transaction. Offers pursuant to this Section 7.02(a) shall (i) be for a substantially similar position in which such Business Employee’s responsibilities are not significantly reduced and at a geographic work location that is within fifteen (15) miles of the same metropolitan area as the applicable Business Employee’s primary work location immediately prior to the Closing Date; and (ii) use reasonable best efforts to otherwise comply in all respects with applicable Law (including with respect to compensation and benefits) and be sufficient to (A) ensure severance, termination and other similar payments or obligations do not become due in connection with termination of employment with the EDR Group or otherwise in connection with the Transaction and (B) avoid any notification, consultation, opinion, advice or similar requirement with respect to Business Employees under any Labor Agreement or applicable Law. Notwithstanding the foregoing, to the extent any Business Employee’s employment is covered by a Labor Agreement that dictates the terms of any of the categories described in this Section 7.02(a)(i)-(ii), the terms of such Labor Agreement shall prevail. Each Business Employee who accepts an offer (including for the avoidance of doubt an offer made under this Section 7.02(a), Section 7.02(c)(iii), or Section 7.02(d)(iii)) and who commences employment with TKO or one of its Affiliates on the Closing Date, and any Business Employee who automatically transfers to TKO or its Affiliates (including as a result of being employed by a Transferred Entity at Closing or otherwise by operation of Law), shall be a “Transferred Employee”. To the extent any Business Employee required to receive an offer of employment pursuant to this Section 7.02(a) rejects such offer of employment or the EDR Parties terminate the employment of such Business Employee, any severance or termination costs or expenses incurred by the EDR Parties shall be Assumed Employee Liabilities.

(b) Inactive Employees. With respect to any Business Employee to whom TKO or one of its Affiliates is required to make an offer of employment pursuant to Section 7.02(a) or Section 7.02(d), and who, as of the Closing Date (or, with respect to Corporate Business Employees, the last day of the Corporate Business Employee Transition Period), (i) is on an approved leave of absence from work with the EDR Parties or their Affiliates (excluding any vacation or other paid time off or other short term leave of absence) and (ii) is eligible to return to active service in the future under an applicable policy of the EDR Parties or their Affiliates or applicable Law (each, an “Inactive Employee”), TKO shall offer employment to such Inactive Employee on the earliest practicable date following the return of such individual to work with the EDR Parties or their Affiliates and otherwise on terms and conditions consistent with Section 7.02(a) and Section 7.02(d); provided that such Inactive Employee returns to work within one hundred eighty (180) days following the Closing Date (or, with respect to Corporate Business Employees, within one hundred eighty (180) days following the last day of the Corporate Business Employee Transition Period) or such later time as required by applicable Law (the last day on which an Inactive Employee is eligible to return, his or her “Inactive Return End Date”). In the case of any Inactive Employee who becomes a Transferred Employee following the Closing Date, all references in this Agreement to (A) the Closing Date shall be deemed to be references to the date on which such individual becomes a Transferred Employee and (B) the Transfer Time shall be deemed to be references to 12:01 A.M., local time, on the date that such individual becomes a Transferred Employee. Notwithstanding the foregoing, to the extent any Inactive Employee remains employed by the Remaining EDR Group following the Closing Date (or, with respect to Corporate Business Employees, the last day of the Corporate Business Employee Transition Period), any Liabilities the Remaining EDR Group incurs in respect of Inactive Employees from and after the Closing Date and through and including the earlier of the date that the Inactive Employee commences employment with TKO or one of its Affiliates (including, following the Closing, the Transferred Entities) or such Inactive Employee’s Inactive Return End Date (including (I) all compensation and benefits (including pass-through costs (without mark-up) actually incurred by the Remaining EDR Group in providing such compensation and benefits (including disability or other paid leave)), provided that the restrictions set forth in Sections 5.01(g) or 5.01(h) shall apply to all compensation and benefits actions for such Inactive Employee, (II) all applicable fees, Taxes, social or national insurance contributions, unemployment insurance and other amounts owed to any Governmental Authority or other third party in respect of such Inactive Employee, and (III) all Liabilities related to actions or omissions of such Inactive Employee) shall constitute Assumed Employee Liabilities (including, for the avoidance of doubt, severance or termination costs or expenses incurred as a result of such Inactive Employees not timely becoming Transferred Employees in accordance with the terms of this Section 7.02(b) or due to such Inactive Employee’s employment being terminated by the Remaining EDR Group following the Inactive Return End Date); provided that any severance or termination costs or expenses incurred as a result of any action taken or omission not taken by the EDR Group shall, solely to the extent such act or omission is a breach of the terms of a Benefit Plan or applicable Law, be deemed and shall constitute Excluded Employee Liabilities. The EDR Parties shall provide to the TKO Parties with reasonable evidence of payment or provision of compensation and benefits and calculation of applicable fees, Taxes, social or national insurance contributions, unemployment insurance and other amounts owed to any Governmental Authority or other third party in respect of such Inactive Employee in respect of all Assumed Employee Liabilities required to be reimbursed by the TKO Parties under Section 7.02.

(c) Delayed Transfer Business Employees.

(i) With respect to any Delayed Transfer Business Employee, to the extent permitted by applicable Law, such Delayed Transfer Business Employee shall remain an employee of the EDR Parties or one of their Affiliates following the Closing and the Remaining EDR Group shall cause the services of such Delayed Transfer Business Employee to be made available exclusively to TKO from the Closing through the end of the applicable period contemplated by the Transition Service Agreement (the “Delayed Transfer Period”) through an employee secondment, services, independent contractor, consulting or similar arrangement under which TKO shall be solely responsible for all Liabilities in connection with or otherwise related to such Delayed Transfer Business Employee’s employment for such Delayed Transfer Period, other than Liabilities that are caused by the Remaining EDR Group’s non-compliance with applicable Law, gross negligence, or willful misconduct, including (A) all compensation and benefits (including reimbursement for any expenses incurred by such Delayed Transfer Business Employee and pass-through costs (without mark-up) actually incurred by the Remaining EDR Group in providing such compensation and benefits), with such benefits, for the avoidance of doubt, to be provided consistent with the fee structure under the Transition Service Agreement provided that the restrictions set forth in Sections 5.01(g) or 5.01(h) shall apply to all compensation and benefits actions for such Delayed Transfer Business Employee, (B) all applicable fees, Taxes, social or national insurance contributions, unemployment insurance and other amounts owed to any Governmental Authority or other third party in respect of such Delayed Transfer Business Employee, and (C) all Liabilities related to actions or omissions of such Delayed Transfer Business Employee (all of which are Assumed Employee Liabilities (including, for the avoidance of doubt severance or termination costs or expenses incurred as a result of such Delayed Transfer Business Employees’ employment being terminated by the Remaining EDR Group)); provided that any severance or termination costs or expenses incurred as a result of any action taken or omission not taken by the EDR Group shall, solely to the extent such act or omission is a breach of the terms of a Benefit Plan or applicable Law, constitute Excluded Employee Liabilities. Notwithstanding the foregoing, nothing herein obligates the Remaining EDR Group to cause the Delayed Transfer Business Employees to remain employed and, to the extent any such employee terminates his or her employment, the Remaining EDR Group is not obligated to employ any additional Person(s) to provide the services previously provided by such Delayed Transfer Business Employee.

(ii) During the Delayed Transfer Period, TKO and the EDR Parties shall, and shall cause their applicable Affiliates to, reasonably cooperate in good faith to take all actions necessary or appropriate to enable TKO or its applicable Affiliate to directly employ each Delayed Transfer Business Employee as of the end of the Delayed Transfer Period, including TKO establishing and/or registering a local or employing entity and establishing local payroll and benefits programs. To the extent TKO requests cooperation from the EDR Parties or any of their Affiliates and the EDR Parties or any of their Affiliates bear any incremental costs (excluding any wages, compensation and benefits that would be otherwise payable to employees, consultants, or independent contractors of the EDR Parties in the Ordinary Course of Business) in connection with the EDR Parties’ good-faith provision of such cooperation, any such reasonable costs shall be reimbursed by TKO.

(iii) At least ten (10) Business Days prior to the end of the Delayed Transfer Period, TKO shall offer employment to each Delayed Transfer Business Employee on terms and conditions consistent with Section 7.02(a) and otherwise in accordance with this Article VII and, subject to the EDR Parties timely providing necessary information requested by TKO, TKO shall credit each Delayed Transfer Business Employee for all accrued but unused annual leave or other paid time off. Upon reasonable request of the EDR Parties, TKO shall, or shall cause its applicable Affiliate to, and TKO and the EDR Parties shall cooperate and each use reasonable best efforts to cause the applicable Delayed Transfer Business Employee to, execute a tripartite agreement to reflect the transfer of employment in a form mutually agreed by the EDR Parties and TKO; provided that any such tripartite agreement shall not result in any additional payments owing to such Delayed Transfer Business Employee by the Remaining EDR Group unless TKO so requests and reimburses the Remaining EDR Group in full for the cost of such additional payments. In the case of any Delayed Transfer Business Employee who becomes a Transferred Employee following the Closing Date in accordance with the terms of this Section 7.02(c), all references in this Agreement to (A) the Closing Date shall be deemed to be references to the date on which such individual becomes a Transferred Employee (except for purposes of Section 7.02(g)) and (B) the Transfer Time shall be deemed to be references to 12:01 A.M., local time, on the date that such individual becomes a Transferred Employee.

(iv) To the extent any Delayed Transfer Business Employee does not accept and commence employment with TKO or any of its Affiliates on or prior to the end of the Delayed Transfer Period, then the EDR Parties and their Affiliates shall be entitled to terminate the employment of such Delayed Transfer Business Employee, and to the extent the termination of employment with the EDR Parties or any of their Affiliates or the transfer of employment of any Delayed Transfer Business Employee to TKO or one of its Affiliates triggers any severance, termination, retirement and other similar payments, fees or obligations, such payments and all such Liabilities shall constitute Assumed Employee Liabilities, except as otherwise allocated pursuant to Section 7.02(c)(i).

(d) Corporate Business Employees.

(i) With respect to any Corporate Business Employee identified in the list provided to TKO pursuant to Section 7.01(c) and whose employment does not transfer to TKO or its Affiliates upon the Closing as agreed between the parties, to the extent permitted by applicable Law, such Corporate Business Employee shall remain an employee of the EDR Parties or one of their Affiliates for a period from the Closing Date until a date mutually agreed between the parties in good faith (such agreement not unreasonably withheld, conditioned or delayed) (such period, the “Corporate Business Employee Transition Period”) and the EDR Parties shall notify the TKO Parties of the last day of the Corporate Business Employee Transition Period at least thirty (30) days prior thereto. Notwithstanding the foregoing, nothing herein obligates the Remaining EDR Group to cause such Corporate Business Employees to remain employed and, to the extent any such employee terminates his or her employment, the Remaining EDR Group agrees to notify TKO in writing of such termination and is not obligated to employ any additional Person(s) to provide the services previously provided by such Corporate Business Employee.

(ii) During the Corporate Business Employee Transition Period, the EDR Parties shall cause the Corporate Business Employees then employed by the EDR Parties to provide support for the services required by the Transition Services Agreement, as appropriate. Further, during the Corporate Business Employee Transition Period, TKO and the EDR Parties shall, and shall cause their applicable Affiliates to, reasonably cooperate in good faith to take all actions necessary or appropriate to enable TKO or its applicable Affiliate to directly employ each such Corporate Business Employee as of the end of the Corporate Business Employee Transition Period or such other date as mutually agreed between the parties, including TKO establishing and/or registering a local or employing entity and establishing local payroll and benefits programs. To the extent TKO requests cooperation from the EDR Parties or any of their Affiliates and the EDR Parties or any of their Affiliates bear any incremental costs in connection with the EDR Parties’ provision of such cooperation in support of TKO’s or its Affiliates’ efforts to establish and/or register a local or employing entity and establish local payroll and benefits programs and which cooperation is in excess of the EDR Parties’ existing obligations under this Agreement, any such reasonable costs shall be reimbursed by TKO.

(iii) At least ten (10) Business Days prior to the end of the Corporate Business Employee Transition Period or such other date as mutually agreed between the parties, TKO shall offer employment to each Corporate Business Employee then employed by the EDR Parties on terms and conditions consistent with Section 7.02(a) and otherwise in accordance with this Article VII and TKO shall credit such Corporate Business Employee for all accrued but unused annual leave or other paid time off. In the case of any such Corporate Business Employee who becomes a Transferred Employee following the Closing Date in accordance with the terms of this Section 7.02(d), all references in this Agreement to (A) the Closing Date shall be deemed to be references to the date on which such individual becomes a Transferred Employee (except for purposes of Section 7.02(g)) and (B) the Transfer Time shall be deemed to be references to 12:01 A.M., local time, on the date that such individual becomes a Transferred Employee.

(iv) To the extent any Corporate Business Employee does not accept and commence employment with TKO or any of its Affiliates on or prior to the end of Corporate Business Employee Transition Period or such other date as mutually agreed between the parties, then the EDR Parties and their Affiliates shall be entitled to terminate the employment of such Corporate Business Employee, and to the extent the termination of employment with the EDR Parties or any of their Affiliates or the transfer of employment of any Corporate Business Employee to TKO or one of its Affiliates triggers any severance, termination, retirement and other similar payments, fees or obligations, half of such payments, fees or obligations and all such Liabilities shall constitute Excluded Employee Liabilities and the remaining half of such amount shall constitute Assumed Employee Liabilities.

(e) Terms and Conditions of Employment. Following the Closing, TKO and its Affiliates (i) shall use reasonable best efforts to provide each Transferred Employee with terms and conditions of employment that comply with applicable Law and (ii) shall (A) ensure severance, termination and similar payment obligations do not become due by the EDR Group to the Transferred Employees in connection with termination of employment with the EDR Group or otherwise in connection with the Transaction and (B) avoid triggering any notification, consultation, opinion, advice or similar contractual requirements with respect to Business Employees under the provisions of any Labor Agreement. Notwithstanding the foregoing, TKO shall, or TKO shall cause its Affiliates to, assume and comply with the terms and conditions of any Labor Agreement applicable to any Transferred Employees as of the Closing Date.

(f) Access to Independent Contractors. Following the Closing, the EDR Parties shall not enforce any exclusivity in any agreements, or enter into any exclusivity agreements, in each case, with any Independent Contractor who enters into a new agreement with TKO or any of its Affiliates, provided that such Independent Contractor’s services to TKO or any of its Affiliates do not materially restrict such Independent Contractor from providing services required by his or her agreement with any EDR Party as in effect prior to the Closing Date.

(g) Equity and Phantom Equity Awards.

(i) EGH RSUs. Each unvested EGH RSU held by a Business Employee or Independent Contractor and is (x) outstanding as of the date hereof or (y) granted following the date hereof and scheduled on the Equity Schedule (as updated in accordance herewith) (each of the EGH RSUs contemplated by clauses (x)-(y), an “Approved EGH RSU”) and, in either case, that is outstanding as of immediately prior to the Closing Date shall be assumed by TKO PubCo and substituted for a TKO RSU, subject to terms and conditions after such assumption that are substantially similar to the terms and conditions applicable to the corresponding Approved EGH RSU immediately prior to such assumption (including time-based vesting schedule), except that each grant of TKO RSUs shall relate to that number of shares of TKO PubCo Class A Common Stock (with each discrete grant rounded up to the nearest whole share) equal to the product of (A) the number of shares of EGH Class A Common Stock that were issuable upon the vesting of such Approved EGH RSU immediately prior to the Closing and (B) the Equity Award Adjustment Ratio. Prior to the Closing, the TKO Parties shall, and the EDR Group shall cooperate in good faith to, take all actions necessary or appropriate to effectuate such substitution and, following the Closing Date, the TKO Parties expressly assume and shall be solely liable for such TKO RSUs granted to Transferred Employees.

(ii) EGH PSUs. Following the Closing, the EDR Group expressly retains and shall be solely liable for all EGH PSUs.

(iii) EGH Options. Following the Closing, the EDR Group expressly retains and shall be solely liable for all EGH Options. Notwithstanding the foregoing, to the extent directed by the EDR Group (A) to the extent any EGH Options are exercised following Closing (or, if later, the applicable Business Employee’s Transfer Time) and prior the consummation of the transactions contemplated by the EDR Merger Agreement, the TKO Parties shall timely report and withhold all Taxes in connection with such exercise, and (B) to the extent any EGH Options are entitled to cash payments in connection with the transactions contemplated by the EDR Merger Agreement, the TKO Parties shall timely make such payments, together with all reporting and withholding of Taxes in connection therewith. Upon reasonable evidence of payment and calculation of any related payroll Taxes, the EDR Parties shall reimburse the TKO Parties for the amount of (x) the cash payment described in subsection (B), and (y) the employer portion of the payroll Taxes associated with any such exercise or cash payment contemplated by this Section 7.02(g)(iii).

(iv) EDR Phantom Equity Awards. Following the Closing, the EDR Group expressly retains and shall be solely liable for all EDR Phantom Equity Awards. Notwithstanding the foregoing, to the extent directed by the EDR Group, the TKO Parties shall make, or shall cause to be made, all payments under any EDR Phantom Equity Award in accordance with its terms following the Closing (or, if later, the applicable Business Employee’s Transfer Time) through the applicable employing or engaging entity’s payroll. Upon reasonable evidence of payment and calculation of any related payroll Taxes, the EDR Parties shall reimburse the TKO Parties for the amount of such cash payment and the employer portion of the payroll Taxes associated therewith.

(v) Equity Schedule. Not later than five (5) Business Days prior to the Closing, the EDR Parties shall deliver to TKO an updated Equity Schedule.

Section 7.03 Benefit Plan Participation.

(a) Where in a particular jurisdiction there is no Assumed Benefit Plan that provides retirement, pension, employee welfare or other employee benefits for Transferred Employees as of the Closing Date, no later than the Closing Date (or, with respect to the Delayed Transfer Business Employees or Corporate Business Employees, their applicable Transfer Time), TKO shall establish or cause to be established (or utilize existing plans, programs and arrangements, including any Labor Agreement, established or maintained by TKO or its Affiliates for the benefit of the Transferred Employees (the “TKO Plans”)), at its own expense, such retirement, pension, employee welfare and employee benefit plans for Transferred Employees, as applicable, as necessary or appropriate to comply with Section 7.02(e). Effective as of the Transfer Time, each Business Employee shall cease to be an employee of the EDR Group and shall cease to participate in any EDR Plan as an active employee, except as otherwise set forth in the Transition Services Agreement.

Section 7.04 Work Permits / Visas. If any Business Employee requires a work permit or employment pass or other legal or regulatory approval for his or her employment with TKO or its Affiliates (each, a “Work Permit Employee”), TKO shall, and shall cause its Affiliates to, use reasonable best efforts to cause any such permit, pass or other approval to be obtained and in effect prior to the Transfer Time (and the EDR Parties shall, and shall cause its Affiliates to, use reasonable best efforts to transfer any such permit, pass or other approval to TKO, to the extent permitted by applicable Law and to cooperate with TKO or its applicable Affiliate with respect to any ongoing approval process). Notwithstanding the foregoing, to the extent permitted by applicable Law, in the event an applicable work permit, pass or other approval for a Work Permit Employee is not in place with TKO or its Affiliate as of the Transfer Time, such Work Permit Employee if required by local regulations shall be treated as an Inactive Employee hereunder and where necessary the parties shall reasonably cooperate to provide for the services of such Work Permit Employee to be made available exclusively to TKO for up to one hundred eighty (180) days (or such lesser period in which such Work Permit Employee is permitted to work) (the “Work Permit End Date”) through an employee secondment, services or similar arrangement under which

TKO shall be responsible for all Liabilities in connection with or otherwise related to such individual’s employment for such service period until the applicable work permit can be obtained, including (a) all compensation and benefits (including reimbursement for any expenses incurred by such Work Permit Employee and direct and indirect costs associated with providing such compensation and benefits), (b) all applicable fees, Taxes, social or national insurance contributions, unemployment insurance and other amounts owed to any Governmental Authority or other third party in respect of such Work Permit Employee, and (c) all Liabilities related to actions or omissions of such Work Permit Employee (all of which are Assumed Employee Liabilities (including, for the avoidance of doubt, severance or termination costs or expenses incurred as a result of such Work Permit Employees not timely becoming Transferred Employees in accordance with the terms of this Section 7.03 or due to such Work Permit Employee’s employment being terminated by the Remaining EDR Group following the Work Permit End Date)); provided that any severance or termination costs or expenses incurred as a result of any action taken or omission not taken by the EDR Group shall, solely to the extent such act or omission is a breach of the terms of a Benefit Plan or applicable Law, be deemed and shall constitute Excluded Employee Liabilities; provided, however, that TKO shall, and shall cause its Affiliates to, continue to use their reasonable best efforts to obtain the applicable work permit, pass or other approval as soon as reasonably practicable. Notwithstanding the generality of the foregoing, TKO and its Affiliates assume the immigration rights and Liabilities of the EDR Group with respect to the Work Permit Employees (which shall constitute Assumed Employee Liabilities), and, to the extent permitted by Law, shall be the successor-in-interest to the EDR Group’s immigration petitions with respect to any such Work Permit Employees who become Transferred Employees.

Section 7.05 2024 Bonuses. To the extent annual bonuses payable by the Transferred Entities to Transferred Employees in respect of the fiscal year ending December 31, 2024 have not been paid as of the Closing and solely to the extent that such bonuses are included in Indebtedness, TKO and its Affiliates (including, following the Closing, the Transferred Entities) shall promptly (and in any event within thirty (30) days following Closing) pay all applicable bonuses to such Transferred Employees in accordance with a schedule to be provided by the EDR Group.

Section 7.06 No Third-Party Beneficiaries. Nothing contained in this Agreement shall, or shall be construed so as to (i) prevent or restrict in any way the right of the TKO or any of its Affiliates to terminate, reassign, promote or demote any employee, independent contractor, director or other service provider of a Transferred Entity (or to cause any of the foregoing actions) at any time following the Closing, or to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such service providers at any time following the Closing; (ii) constitute an amendment or modification of any Benefit Plan, TKO Plan or other compensation or employee benefit plan, policy, program, agreement or other arrangement; (iii) create any third-party rights in any such current or former service provider of the EDR Group or a Transferred Entity (including any beneficiary or dependent thereof); (iv) create any third-party rights with respect to any labor union, works council or union Contract applicable to the Businesses or (v) obligate TKO or any of its Affiliates to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent TKO from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time.

ARTICLE VIII

TAX MATTERS

Section 8.01 Certain Tax Return and Other Matters.

(a) The EDR Parties shall be entitled to prepare (or cause to be prepared) all Tax Returns of the Transferred Entities for any Pre-Closing Tax Period (including any Straddle Period), whether filed before, on or after the Closing Date (each such Tax Return that the EDR Parties are entitled to prepare, an “EDR Tax Return”). Any such EDR Tax Return shall be prepared in a manner consistent with this Article VIII and the most recent past practices of the applicable Transferred Entities, except as otherwise required by Law or as provided herein, and the Transferred Entities and TKO will cooperate with the EDR Parties with respect to the preparation and filing of any such Tax Return. The EDR Parties shall provide all EDR Tax Returns that it prepares to TKO at least twenty (20) days prior to the deadline for filing such Tax Return (or, if such deadline is not reasonably practicable given the circumstances of the particular Tax Return, as soon as reasonably practicable) for TKO’s review and approval (not to be unreasonably withheld, conditioned or delayed). The Company shall timely prepare and file (or cause to be timely prepared and filed) any Tax Returns of the Transferred Entities that the EDR Parties do not prepare pursuant to this Section 8.01 (“TKO Tax Returns”) (provided, that the EDR Parties shall provide reasonable advance notice to the TKO Parties of any Tax Returns that constitute EDR Tax Returns that the EDR Parties will not prepare, with such notice to be provided on a timeframe that will permit the TKO Parties to timely prepare and file the applicable Tax Returns). Any TKO Tax Returns that pertain to Pre-Closing Tax Periods shall be prepared by the Company in a manner consistent with the most recent past practices (as of the Closing Date) of the Transferred Entities, except as otherwise required by Law or as provided herein. In addition, any TKO Tax Returns implicating any Tax liabilities for which the EDR Parties (or their Affiliates or direct or indirect owners) could reasonably be expected to be responsible (whether under applicable Law or pursuant to the terms of this Agreement) shall be provided to the EDR Parties for their review and approval (not to be unreasonably withheld, conditioned or delayed) at least twenty (20) days prior to the deadline for filing such Tax Return (or, if such deadline is not reasonably practicable given the circumstances of the particular Tax Return, as soon as reasonably practicable). To the fullest extent permitted by applicable Law, any Transaction Deductions shall be reported as attributable to taxable periods (or portions thereof) ending on or before the Closing Date (and as allocable to or for the benefit of the EDR Parties, or their direct or indirect owners). Except as otherwise directed by the EDR Parties, to the extent available under applicable Law, the election provided for in Revenue Procedure 2011-29 (and any similar election available under provisions of applicable Law) shall be made with respect to any fees, expenses or amounts incurred in connection with the Transaction. For purposes of making allocations with respect to taxable periods (or portions thereof) ending on or around the Closing Date (for TKO and the Transferred Entities), the parties hereto agree (i) that the Transferred Entities shall (to the extent such method is available under applicable Law) make such allocations on a “closing of the books” basis as of the close of business on the Closing Date, and (ii) to the extent applicable and permitted under Law, to allocate items of income, gain, loss, deduction, expense and credit to the Pre-Closing Tax Period using an interim closing of the books method as of the Closing Date and the calendar day convention under Section 706 of the Code.

(b) Notwithstanding anything to the contrary in this Agreement or otherwise, the EDR Parties and their Affiliates (other than the Transferred Entities) shall be responsible for preparing and filing all EDR Tax Filings, and the EDR Parties shall be entitled to control in their discretion the preparation, filing and content of such Tax Returns and the conduct and resolution of any Tax audit, examination or other proceeding with respect thereto.

(c) With respect to any matter that could reasonably be expected to adversely affect the EDR Parties or their Affiliates or their direct or indirect owners (including as a result of any indemnification obligation under the terms of this Agreement), without the EDR Parties’ prior written consent (not to be unreasonably withheld, conditioned or delayed), TKO and the Company shall not (and shall not permit any of their respective Affiliates to) (i) file (except for filings made consistent with the terms of this Article VIII), re-file, supplement or amend any Tax Return with respect to any Transferred Entity or the Businesses for any taxable period ending on or before or including the Closing Date; (ii) voluntarily approach any taxing authority with respect to Taxes or Tax Returns relating to any Transferred Entity or the Businesses pertaining to any taxable period ending on or before or including the Closing Date; (iii) waive or agree to extend the statute of limitations with respect to the assessment of any Tax pertaining to a taxable period of a Transferred Entity ending on or before or including the Closing Date; (iv) except in connection with Tax filings made in compliance with Section 8.01(a) or the resolution of a Tax proceeding made in compliance with Section 8.05) make any Tax election or take any other Tax position with respect to the Transferred Entities or the Businesses that would have effect in any taxable period ending on or before or including the Closing Date; (v) take any action outside the ordinary course of business with respect to the Transferred Entities or the Businesses on the Closing Date after the Closing (other than any such actions that are required under the terms of this Agreement) that could reasonably be expected to result in Taxes for which the EDR Parties (or their Affiliates or direct or indirect owners) would be responsible; or (vi) except as required by applicable Law, carryback or otherwise apply in any taxable period of a Transferred Entity ending on or before the Closing Date any Tax attribute (including any capital loss, operating loss or other Tax credit) generated (A) by any entity that is not a Transferred Entity or (B) by any Transferred Entity in any taxable period beginning after the Closing Date.

Section 8.02 Certain Tax Matters.

(a) TKO, the Transferred Entities and the EDR Parties shall cooperate, as and to the extent reasonably requested by the other parties, in connection with the preparation and filing of Tax Returns and the conduct of any Tax audit, examination or other proceeding relating to the Transferred Entities, the Businesses or the Transaction. Such cooperation may include the provision of records and information reasonably requested by the other parties which are reasonably relevant to any such Tax Return (and cooperation that will permit the other party (and its Affiliates) to timely meet its Tax filing obligations) or Tax proceedings and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Following the Closing, TKO shall retain all books and records with respect to Tax matters pertinent to the Transferred Entities relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (including any extensions thereof) of the applicable taxable period, and to abide by all record retention agreements entered into with any taxing authority. Notwithstanding the foregoing or anything else in this Agreement, in no event will TKO (or any of its Affiliates) after the Closing have any right to review or access the EDR Tax Filings.

(b) Notwithstanding anything else in this Agreement (including that Closing Net Working Capital and Closing Indebtedness are otherwise measured as of the Calculation Time and determined without reference to the consummation of the transactions contemplated by this Agreement), the determination of Tax assets and Tax liabilities in Net Working Capital or Indebtedness shall take into account the effects of any Transaction Deductions or other Tax benefits accruing on the Closing Date that may be utilized under applicable Law to reduce Tax liabilities or increase Tax assets otherwise includible in the determination of Net Working Capital or Indebtedness.

(c) For purposes of allocating Tax liabilities and Tax assets with respect to any Straddle Period for purposes of this Agreement, the portion of any Tax that is allocable to the portion of such Tax period ending on the Closing Date shall be (i) in the case of any property or other similar Taxes assessed on a periodic basis, determined by allocating such Taxes on a per diem basis, and (ii) in the case of all other Taxes, determined as though the Tax period of the Transferred Entities terminated as of the close of business on the Closing Date, except that exemptions, allowances or deductions that are calculated on a periodic basis shall be allocated on a per diem basis.

Section 8.03 Transfer Taxes

. All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer or gains Taxes) incurred in connection with this Agreement and the Transaction (other than those incurred in connection with the Pre-Closing Restructuring) (collectively, “Transfer Taxes”) shall be borne fifty percent (50%) by TKO, on one hand, and fifty percent (50%) by the EDR Parties, on the other hand, and paid when due. The party responsible under applicable Law for filing all necessary documents (including any Tax Returns) with respect to any such Transfer Taxes shall prepare and timely file such documentation and shall provide the other party with evidence satisfactory to such other party that such Transfer Taxes have been duly paid and such Tax Returns have been duly filed. For the avoidance of doubt, notwithstanding anything else in this Agreement, in no event will any Transfer Taxes constitute Transaction Expenses or otherwise be taken into account as a liability in any component of the Purchase Price.

Section 8.04 Certain Additional Matters.

(a) The parties hereto intend that for U.S. federal income tax purposes (and for purposes of state and local Laws that conform to the U.S. federal income tax treatment), that (i) the Contribution will be treated as a contribution described in Section 721(a) of the Code in which (to the greatest extent permitted by applicable Law) no gain or loss is recognized by the EDR Parties as part of such contribution (and, for the avoidance of doubt, the parties (x) will apply all available exceptions to the treatment of the Contribution and any other transactions contemplated hereby as being part of any “disguised sale” of assets to TKO (including by treating any reimbursements required to be made to the members of the EDR Group by TKO as a return of excess cash amounts contributed or deemed contributed to TKO at the Closing), and (y) agree that the assets being contributed to TKO as part of the Contribution constitute all of the assets relating to a trade or business that are material to the continuation of such trade or business); and (ii) the contribution of the 23.55% interest in Endeavor OLE Parent, LLC by EOC to the Company that will be made on the Closing Date as part of the Pre-Closing Restructuring (together with the Contribution, which will be made promptly after such contribution) will be treated as though EOC contributed such interest in Endeavor OLE Parent, LLC directly to TKO (and that the Company will accordingly be treated as remaining a “disregarded entity” for U.S. federal income tax purposes and that EOC will not be treated as a partner or otherwise owning an interest in the Company). Except as otherwise agreed to by each of TKO and the EDR Parties, the parties agree to (and to cause their Affiliates to) apply the principles of Section 704(c) (i) to the assets contributed or deemed contributed to TKO in connection with the Contribution (including the assets of the Company and any other Transferred Entity treated as a “disregarded entity” of IMG Worldwide (or its regarded owner) as of the Closing, and the equity interests in any regarded entity for U.S. federal income tax purposes owned by such disregarded entities) and the associated “forward” 704(c) layer using the Traditional method (as described in Section 1.704-3(b) of the Treasury Regulations); and (ii) to the “reverse” 704(c) layer created at TKO in connection with the Contribution using the Traditional method (as described in Section 1.704-3(b) of the Treasury Regulations). The parties shall, and shall cause their respective Affiliates to, file all income Tax Returns and information reports in a manner consistent with the foregoing intended treatment, except to the extent otherwise required by a determination within the meaning of Section 1313 of the Code. Each party hereto agrees to notify each other party in writing upon receipt of notice by it or any of its Affiliates of any pending or threatened Tax audit or assessment challenging the foregoing intended Tax characterization.

(b) Notwithstanding anything else in this Agreement, the “Transferred Assets” shall not include any Tax refunds, Tax prepayments, Tax assets, Tax Returns, or Tax attributes of members of the Remaining EDR Group.

(c) With respect to any “dual consolidated loss” generated during a Pre-Closing Period by a “combined separate unit” (in each case, within the meaning of Section 1503(d) of the Code and the Treasury Regulations thereunder) comprised in part of one or more of the Transferred Entities, TKO PubCo and TKO shall use reasonable best efforts to cause there to be no foreign use (as defined in Section 1.1503(d)-3(a) of the Treasury Regulations), unless otherwise required by applicable Law, or other triggering event with respect to such dual consolidated losses and provide the EDR Parties with the information necessary to comply with the annual certification requirements of Section 1.1503(d)-6(g) of the Treasury Regulations for the remainder of the “certification period” (as defined in Section 1.1503(d)-1(b)(20) of the Treasury Regulations) with respect to such dual consolidated loss as required to avoid a “triggering event” requiring recapture of such dual consolidated loss.

(d) The parties agree to (and to cause their Affiliates to) (A) use reasonable best efforts to (i) characterize the arrangements and payments among the parties contemplated by Sections 6.02, 6.03, 6.05 and 6.06 for income Tax purposes in a manner that is tax-efficient for the parties and their Affiliates and (ii) file all income Tax Returns and information reports in a manner consistent with the foregoing characterization and (B) cooperate to effectuate the payoff of the OLE Facility as contemplated in Section 5.13 in a manner that is tax-efficient for the parties and that does not result in the recognition of any income or gain.

Section 8.05 Tax Contests. To the extent TKO or any Transferred Entity (or any of their respective Affiliates) receives written notice from any taxing authority of any proposed audit, assessment, examination, claim or other controversy or proceeding involving Taxes or Tax Returns with respect to the Transferred Entities in respect of any Pre-Closing Tax Period or that could give rise to any Tax liability for which the EDR Parties or any of their Affiliates or direct or indirect owners could reasonably be expected to be responsible for associated Losses (including as a result of any indemnification obligation under the terms of this Agreement), TKO shall promptly notify the EDR Parties thereof in writing (any such claim or proceeding, a “Tax Contest”). The EDR Parties shall be entitled to control any Tax Contest with respect to the Transferred Entities (i) relating to any Pre-Closing Tax Period; or (ii) for which the EDR Parties or any of their Affiliates is reasonably expected to bear greater than fifty percent (50%) of all Losses associated with such Tax Contest as a result of indemnification obligations under this Agreement; and TKO shall take all actions reasonably necessary to enable the EDR Parties to exercise its control rights as set forth in this Section 8.05; provided that the EDR Parties shall keep TKO reasonably informed with respect to the conduct of any Tax Contest of the Transferred Entities that it controls, TKO shall be entitled to reasonable participation rights in respect of any such Tax Contest (which participation shall be undertaken at TKO’s own expense), and the EDR Parties shall not settle, compromise or otherwise resolve (or take any action that would resolve the allocation of liability for) any such Tax Contest that it controls without the prior written consent of TKO (not to be unreasonably withheld, conditioned or delayed). TKO shall control any Tax Contest of a Transferred Entity that the EDR Parties do not control pursuant to this Section 8.05, provided that TKO shall keep the EDR Parties reasonably informed with respect to the conduct of any Tax Contest that TKO controls, the EDR Parties shall be entitled to reasonable participation rights in respect of such Tax Contest (which participation shall be undertaken at the EDR Parties’ own expense), and TKO shall not settle, compromise or otherwise resolve (or take any action that would resolve the allocation of liability for) any Tax Contest that could reasonably be expected to adversely impact the EDR Parties of any of their Affiliates without the prior written consent of the EDR Parties (not to be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, TKO and the EDR Parties agree (on behalf of themselves and all of their Affiliates (including, with respect to TKO and the Transferred Entities for periods after the Closing)) that all contractual indemnification or reimbursement obligations (for the avoidance of doubt, excluding this Agreement), if any, included in the organizational documents or shareholder agreements governing the Transferred Entities requiring the EDR Parties (or any of their Affiliates or direct or indirect equity holders) to indemnify or reimburse any Transferred Entity, or requiring any Transferred Entity to indemnify or reimburse any EDR Party, with respect to Tax shall be void and of no further force or effect as of the Closing (provided, that this sentence shall not modify the obligations of any person pursuant to the express terms of this Agreement).

Section 8.06 Purchase Price Allocation and Related Matters.

(a) The parties agree that the income tax reporting of the parties (and their Affiliates) in connection with the Transaction shall be completed in a manner consistent with the valuation information set forth in this Section 8.06 and the methodologies set forth on Section 8.06 of the EDR Disclosure Letter (the “Purchase Price Allocation Schedule”) (the “Allocation”). Within thirty (30) days after the final determination of the Purchase Price, TKO shall provide the EDR Parties with a proposed final Allocation for the EDR Parties’ review and approval, which allocation shall in all events be consistent with the methodologies set forth on the Purchase Price

Allocation Schedule. The Allocation shall become final and binding (to the extent set forth herein) forty-five (45) days after TKO provides the Allocation to the EDR Parties, unless the EDR Parties object to the Allocation. In that case, the EDR Parties and TKO shall attempt in good faith to agree upon the Allocation, which shall become final and binding to the extent set forth herein when such agreement is reached. If the EDR Parties and TKO cannot agree on all or a portion of the Allocation within forty-five (45) days of the EDR Parties’ objection to the Allocation, then either the EDR Parties or TKO may submit any disputed items for resolution by the Independent Auditor, which determination of the Independent Auditor shall in all events be consistent with the Purchase Price Allocation Schedule. The EDR Parties and TKO shall each request that the Independent Auditor make a final determination as to the disputed items within thirty (30) days after such submission. The Allocation shall be amended in accordance with the findings of the Independent Auditor, and the Allocation, as so amended, shall become binding upon the parties as set forth herein and shall be the Allocation. The fees and expenses of the Independent Auditor pursuant to this Section 8.06 shall be borne by TKO and the EDR Parties in a manner consistent with the allocation of fees and expenses of the Independent Auditor set forth in Section 2.04(d), applied mutatis mutandis.

(b) TKO and the EDR Parties shall, and shall cause the Company and their respective Affiliates to report the Transaction on their respective income Tax Returns in a manner consistent with the Allocation finalized pursuant to Section 8.06(a); provided, however, that nothing contained herein shall be construed so as to prevent TKO, the EDR Parties, the Company or their respective Affiliates from settling, or require any of them to litigate, any proposed deficiency or adjustment by any Governmental Authority challenging such Allocation.

Section 8.07 Tax Refunds. Any Tax refunds (or credits in lieu thereof) of the Transferred Entities that are requested by the Transferred Entities or their Affiliates on or before the third (3rd) anniversary of the Closing Date that are refunds of Pre-Closing Tax Liabilities shall be for the benefit of the EDR Parties (allocated between the EDR Parties in accordance with the EDR Allocation Schedule). To the extent TKO, any Transferred Entity or their Affiliates receive or obtain the benefit of any such refund or credit after the Closing, TKO shall pay the amount of such refund (or credit) to the EDR Parties within five (5) Business Days of receipt thereof by TKO or its Affiliate (or, with respect to any applicable credit, within five (5) Business Days of filing the Tax Return for the taxable period where the relevant credit is generated or otherwise made available), by wire transfer of immediately available funds to the account(s) designated by the EDR Parties. Tax refunds and credits that are attributable to Straddle Periods shall be allocated in a manner consistent with the principles of Section 8.02(c), with any net overpayment of Tax as of the close of business on the Closing Date considered a Tax refund that is actually received by the applicable Transferred Entity on the date the Tax Return for the relevant Tax period is required to be filed (taking into account extensions obtained). The amounts payable to the EDR Parties under this Section 8.07 shall be net of reasonable out of pocket costs and fees, expenses or Taxes incurred by TKO or its Affiliates (including the Transferred Entities) in connection with receiving the applicable refund. In no event will the EDR Parties be entitled to be paid under this Section 8.07 for any refund to the extent such refund was taken into account as an asset in the final determination of the Closing Adjustment Amount.

Section 8.08 Certain Tax Indemnification Matters. In no event will any TKO Indemnified Party be entitled to make any indemnification claim in respect of (i) contingent liabilities in respect of Taxes, or (ii) Taxes attributable to a third-party claim prior to the time that a Governmental Authority has issued a proposed adjustment, deficiency or similar claim to a Transferred Entity with respect to such Taxes or initiated an audit or similar Tax proceeding in respect of a Transferred Entity with respect to such Taxes.

ARTICLE IX

CONDITIONS TO CLOSING

Section 9.01 Conditions to Obligations of the EDR Parties and the Company. The obligations of the EDR Parties and the Company to consummate the Transaction shall be subject to the fulfillment or written waiver by the EDR Parties, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants.

(i) The representations and warranties of the TKO Parties contained in this Agreement (other than the Fundamental Representations and Warranties of the TKO Parties and representations and warranties contained in Section 4.06) (without giving effect to any materiality, TKO Material Adverse Effect or other similar qualification contained therein) shall be true and correct as of the Closing as though such representations and warranties were made at and as of the Closing (except for those representations and warranties that address matters only as of a particular date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have a TKO Material Adverse Effect.

(ii) The representations and warranties contained in Section 4.06 shall be true and correct in all respects as of the Closing as though such representations and warranties were made at and as of the Closing.

(iii) The representations and warranties contained in Section 4.02(a)-(c) shall be true and correct in all respects as of the Closing as though such representations and warranties were made at and as of the Closing, except for inaccuracies that are de minimis in amount or effect.

(iv) Since the date of this Agreement, there shall not have occurred a TKO Material Adverse Effect.

(v) The Fundamental Representations and Warranties of the TKO Parties (other than the representations and warranties contained in Section 4.02(a)-(c)) shall be true and correct in all material respects as of the Closing as though such representations and warranties were made at and as of the Closing (except for those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of such date).

(vi) The covenants and agreements contained in this Agreement to be complied with by the TKO Parties on or before the Closing shall have been complied with in all material respects.

(b) Regulatory. All approvals of any Governmental Authority required under any Laws set forth in Section 9.01(b) of the EDR Disclosure Letter shall have been obtained or deemed to have been obtained under such applicable Law (the “Regulatory Approvals”).

(c) No Order. No Governmental Authority shall have issued any Governmental Order that has the effect of making the Transaction illegal or otherwise restraining or prohibiting the consummation of the Transaction.

(d) Stockholder Approval; Information Statement. The TKO Stockholder Approval shall have been obtained. The Information Statement shall have been mailed to TKO PubCo’s stockholders and at least twenty (20) calendar days shall have elapsed from the date of completion of such mailing.

Any condition to Closing specified in this Section 9.01 that shall not have been satisfied or waived at or prior to the Closing shall be deemed to have been waived by the EDR Parties if the Closing occurs, notwithstanding the failure of such condition to have been satisfied or waived in writing.

Section 9.02 Conditions to Obligations of the TKO Parties. The obligations of the TKO Parties to consummate the Transaction shall be subject to the fulfillment or written waiver by TKO, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants.

(i) The representations and warranties of the EDR Parties in this Agreement (other than the Fundamental Representations and Warranties of the EDR Parties and the representations and warranties contained in Section 3.09(a)) (without giving effect to any materiality, Business Material Adverse Effect or other similar qualification contained therein) shall be true and correct as of the Closing as though such representations and warranties were made at and as of the Closing (except for those representations and warranties that address matters only as of a particular date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have a Business Material Adverse Effect.

(ii) The representations and warranties contained in Section 3.09(a) shall be true and correct in all respects as of the Closing as though such representations and warranties were made at and as of the Closing.

(iii) The representations and warranties contained in Section 3.05(a)-(b) shall be true and correct in all respects as of the Closing as though such representations and warranties were made at and as of the Closing, except for inaccuracies that are de minimis in amount or effect.

(iv) Since the date of this Agreement, there shall not have occurred a Business Material Adverse Effect.

(v) The Fundamental Representations and Warranties of the EDR Parties (other than the representations and warranties contained in Section 3.05(a)-(b)) shall be true and correct in all material respects as of the Closing as though such representations and warranties were made at and as of the Closing (except for those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of such date) in all material respects.

(vi) The covenants and agreements contained in this Agreement to be complied with by the EDR Parties and the Company at or before the Closing shall have been complied with in all material respects.

(vii) The Pre-Closing Restructuring shall have been consummated in accordance with the terms hereof.

(b) Regulatory. All Regulatory Approvals shall have been obtained or deemed to have been obtained under such applicable Law.

(c) No Order. No Governmental Authority shall have issued any Governmental Order that has the effect of making the Transaction illegal or otherwise restraining or prohibiting the consummation of the Transaction.

(d) Stockholder Approval; Information Statement. The TKO Stockholder Approval shall have been obtained. The Information Statement shall have been mailed to TKO PubCo’s stockholders and at least twenty (20) calendar days shall have elapsed from the date of completion of such mailing.

Any condition to Closing specified in this Section 9.02 that shall not have been satisfied or waived at or prior to the Closing shall be deemed to have been waived by TKO if the Closing occurs, notwithstanding the failure of such condition to have been satisfied or waived in writing.

Section 9.03 Frustration of Conditions. None of the EDR Parties, the Company nor the TKO Parties may rely on the failure of any condition set forth in this Article IX to be satisfied if such party’s breach of any provision of this Agreement or failure to use the efforts to cause the Closing to occur as required by this Agreement, including Section 5.04, was a principal cause of such failure.

ARTICLE X

SURVIVAL AND INDEMNIFICATION

Section 10.01 Survival.

(a) Except as provided under this Section 10.01 or in the case of Fraud, none of the representations and warranties set forth in this Agreement or in any certificate delivered in connection herewith shall survive the Closing and no claim for breach of any such representation or warranty, detrimental reliance or other right or remedy may be brought after the Closing with respect thereto, and no member of the EDR Group, nor any of their respective officers, directors, employees, agents, representatives or Affiliates (collectively, the “EDR Related Parties”) shall have any liability in respect thereof, regardless of whether such liability accrued prior to, on or after the Closing; provided, however, that the Fundamental Representations and Warranties shall survive the Closing and remain in full force and effect until 11:59 p.m. Eastern Standard Time on the date that is three (3) years following the Closing Date; provided, further, that the foregoing shall not limit a party’s liability for Fraud.

(b) Each covenant and obligation contained in this Agreement (i) that contemplates performance prior to the Closing shall survive until the date that is six (6) months from the Closing Date and (ii) that contemplates performance following the Closing shall survive the Closing in accordance with the term of its performance and then shall be terminated (collectively, clauses (i) and (ii), the “Surviving Covenants”). The indemnification obligations set forth in Section 10.02(e) shall survive until the day that is three (3) years after the Closing Date and shall terminate as of such date (other than in respect of any unresolved claim for indemnification under Section 10.02(e) made in good faith in accordance with the terms of this Agreement on or prior to such day, with respect to which the indemnification obligations set forth in Section 10.02(e) shall survive until such time as such claim is fully and finally resolved).

Section 10.02 Indemnification by the EDR Parties. Subject to the provisions of this Article X, effective as of and after the Closing, the EDR Parties shall indemnify, defend and hold harmless and reimburse TKO and its Affiliates (including, following the Closing, the Transferred Entities) and its and their respective directors, officer, agents, successors, Affiliates and representatives (collectively, the “TKO Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the TKO Indemnified Parties to the extent resulting from, arising out of, relating to or in connection with:

(a) any breach or failure of any of the Fundamental Representations and Warranties of the EDR Parties contained herein or in any certificate delivered hereunder to be true and correct (it being understood that, for the purposes of determining the existence of a failure of any such representation and warranty to be true and correct as well as the quantification of any Losses arising out of such failure, no effect shall be given to any limitations or qualifications as to “material” or “Business Material Adverse Effect” or similar limitations set forth therein; provided that such qualifications shall be given effect for purposes of the representation and warranty set forth in Section 3.09(a));

(b) any breach of any Surviving Covenant of the EDR Parties;

(c) any Excluded Liabilities;

(d) the Pre-Closing Restructuring; and

(e) any Pre-Closing Tax Liabilities.

Notwithstanding anything herein to the contrary, (x) the indemnification obligations of the EDR Parties pursuant to Section 10.02(a)-(b) shall be capped at (and shall in no event exceed) the amount of the Purchase Price, (y) the obligations of the EDR Parties to make indemnification payments pursuant to this Article X shall be on a joint and several basis and (z) the aggregate amount of Losses recoverable hereunder by the TKO Indemnified Parties for indemnification pursuant to Section 10.02(a) or Section 10.02(e) shall be satisfied (A) first from the R&W Insurance Policy in accordance with the terms and conditions thereunder to the extent coverage thereunder is available, and (B) second, from the EDR Parties until the aggregate amount of total Liability with all other claims for indemnification hereunder equals the amount of the Purchase Price.

Section 10.03 Indemnification by TKO . Subject to the provisions of this Article X, effective as of and after the Closing, TKO shall indemnify, defend and hold harmless and reimburse the EDR Parties and their Affiliates and their respective directors, officer, agents, successors, Affiliates and representatives (collectively, the “EDR Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the EDR Indemnified Parties to the extent resulting from or arising out of:

(a) any breach or failure of any of the Fundamental Representations and Warranties of the TKO Parties contained herein or in any certificate delivered hereunder to be true and correct (it being understood that, for the purposes of determining the existence of a failure of any such representation and warranty to be true and correct as well as the quantification of any Losses arising out of such failure, no effect shall be given to any limitations or qualifications as to “material” or “TKO Material Adverse Effect” or similar limitations set forth therein; provided that such qualifications shall be given effect for purposes of the representation and warranty set forth in Section 4.06);

(b) any breach of any Surviving Covenant of the TKO Parties;

(c) Transferred Liabilities; and

(d) Post-Closing Business Tax Liabilities.

Notwithstanding anything herein to the contrary, (x) the indemnification obligations of TKO pursuant to Section 10.03(a)-(b) shall be capped at the amount of the Purchase Price and (y) the rights of the EDR Parties to receive indemnification payments pursuant to Section 10.03 shall be allocated between the EDR Parties in accordance with the EDR Allocation Schedule.

Section 10.04 Procedures.

(a) Any Person entitled to be indemnified under this Article X (the “Indemnified Party”) shall promptly give written notice to the party hereto from whom indemnification may be sought (the “Indemnifying Party”) of any pending or threatened Action against the Indemnified Party that has given or would reasonably be expected to give rise to such right of indemnification with respect to such Action (a “Third-Party Claim”), indicating, with reasonable specificity, the nature of such Third-Party Claim, the basis therefor, a copy of any material documentation received from the third party, the amount and calculation of the Losses (if then known) for which the Indemnified Party is entitled to indemnification under this Article X (and a good faith estimate of any such future Losses relating thereto), and the provision(s) of this Agreement in respect of which such Losses shall have occurred. A failure by the Indemnified Party to give notice of a Third-Party Claim pursuant to this Section 10.04(a) or to tender the defense of the Third-Party Claim pursuant to Section 10.04(b) shall not limit the obligations of the Indemnifying Party under this Article X, except to the extent such Indemnifying Party is materially prejudiced thereby.

(b) With respect to any Third-Party Claim, the Indemnifying Party under this Article X shall have the right, but not the obligation, to assume the control and defense, at its own expense and by counsel of its own choosing (who shall be reasonably acceptable to the Indemnified Party), of such Third-Party Claim and any Third-Party Claims related to the same or a substantially similar set of facts by providing written notice to the Indemnified Party within twenty (20) days of receiving notice of the Third-Party Claim pursuant to Section 10.04(a); provided that the Indemnifying Party must conduct its defense of the Third-Party Claim reasonably diligently thereafter, including in order to preserve its rights in this regard; provided, further, (A) that the Indemnifying Party shall not be entitled to assume the control and defense of such Third-Party Claim, and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party, if: (i) such Third-Party Claim relates to, or arises in connection with, a criminal Action or is by a Governmental Authority; (ii) in the reasonable opinion of counsel to the Indemnified Party, a conflict or potential material conflict of interest exists between the applicable Indemnified Party and the Indemnifying Party with respect to the defense of such Third-Party Claim (including if there are specific defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party and that could be materially adverse to the Indemnifying Party); (iii) upon petition by the Indemnified Party, an appropriate court of competent jurisdiction rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such Third-Party Claim; (iv) the Third-Party Claim seeks an order, injunction or other equitable relief or relief for other than monetary damages against the Indemnified Party; and (B) notwithstanding anything herein to the contrary, the foregoing clause (A) shall not apply to the Remaining EDR Group’s rights to assume the control and defense of the Specified Excluded Liabilities; provided that TKO’s consent (not to be unreasonably withheld, conditioned or delayed) shall be required for the EDR Parties to enter into any settlement, compromise or consent with respect to any Specified Excluded Liabilities that includes any admission of wrongdoing by, criminal liability on, or equitable remedy against, a TKO Party or a Transferred Entity. Notwithstanding anything in this Section 10.04 to the contrary, no Indemnified Party shall, without the prior written consent of the Indemnifying Party, settle or compromise any Third-Party Claim or permit a default or consent to entry of any Governmental Order with respect to any Third-Party Claim if the Indemnifying Party will have any Liability with respect to such settlement, compromise or Governmental Order.

(c) If the Indemnifying Party so undertakes to control and defend any such Third-Party Claim pursuant to Section 10.04(b), (i) the Indemnified Party shall, at the Indemnifying Party’s cost and expense, reasonably cooperate with the Indemnifying Party and its counsel in the defense against, and settlement of, any such Third-Party Claim and (ii) the Indemnifying Party shall keep the Indemnified Party timely appraised of any material developments with respect to such Third-Party Claim and the Indemnified Party shall be entitled to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim as the Indemnified Party may reasonably request; provided, however, that the Indemnifying Party shall not consent to a settlement or compromise of, or the entry of a Governmental Order arising from, any Third-Party Claim without the written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) unless such settlement (A) does not involve any non-monetary relief against or any finding or admission of any violation of Law or wrongdoing by the Indemnified Party, (B) expressly, unconditionally and irrevocably releases the Indemnified Party and its Affiliates from all liabilities and obligations with respect to such Third-Party Claim and (C) any monetary damages are borne solely by the Indemnifying Party and, in such case, the Indemnifying Party shall notify the Indemnified Party in writing prior to effecting any settlement and shall make available a copy of the settlement agreement for the Indemnified Party’s review prior to execution thereof. Subject to the foregoing, if the Indemnifying Party so undertakes to control and defend any such Third-Party Claim, the Indemnified Party shall have the right to participate in, but not control, the defense of such Action at its own cost and expense, and to employ separate legal counsel, which legal counsel shall cooperate with the Indemnifying Party and its legal counsel. For the purposes of this Section 10.04(c), “reasonably cooperate” shall include the following actions, to be taken at the Indemnifying Party’s sole expense: (A) promptly forwarding to the Indemnifying Party all notices and other correspondence relating to the Action received by the Indemnified Party or its Affiliates, and (B) making reasonably available to the Indemnifying Parties all records related thereto as well as appropriate personnel as reasonably requested by the Indemnifying Parties in connection with the administration of the Action; provided that with respect to this clause (B), (x) such disclosure would not, upon the advice of counsel, (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Law or confidentiality obligation to which such Indemnified Party or any of its Affiliates is a party or otherwise bound (provided that if disclosure is restricted pursuant to the foregoing, the Indemnified Parties shall, to the extent legally permissible, cooperate with the Indemnifying Parties and make appropriate substitute arrangements) or (y) the Indemnifying Party or any of its Affiliates, on the one hand, and the Indemnified Party or any of its Affiliates, on the other hand, are adverse parties in any Action and such information is reasonably pertinent thereto.

(d) In the event the Indemnifying Party does not elect, or is not permitted, to assume control of the defense of a Third-Party Claim pursuant to Section 10.04(c), then the Indemnified Party shall have the right to assume the control and defense (the reasonable costs and expense of which will be borne by the Indemnifying Party) with counsel of its own choosing. In such case, (i) the Indemnifying Party shall reasonably cooperate with the Indemnified Party and its counsel in the defense against, and settlement of, any such Third-Party Claim and (ii) the Indemnified Party shall keep the Indemnifying Party timely appraised of any material developments with respect to such Third-Party Claim and the Indemnifying Party shall be entitled to receive copies of such pleadings, notices and communications with respect to any Third-Party Claim as the Indemnifying Party may reasonably request; provided, however, that the Indemnified Party may not settle any Third-Party Claim without the written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed). If the Indemnifying Party does not assume the control and defense of a Third-Party Claim, it shall nevertheless be entitled to participate in, but not control, the defense of such Action at its own cost and expense and to employ separate legal counsel at its own cost and expense, and the Indemnifying Party shall keep the Indemnified Party reasonably advised of the status of such Third-Party Claim and the defense thereof and shall consider in good faith recommendations made by the Indemnified Party with respect thereto. For the avoidance of doubt, Article VIII, and not this Section 10.04, shall govern the control and conduct of Tax Contests and Tax-related proceedings (excluding proceedings in which Taxes only represent ancillary Losses incurred in connection with a non-Tax claim). Each party agrees to provide reasonable access to each other party to such documents and information as may reasonably be requested in connection with the defense, negotiation or settlement of any such Third-Party Claim. Notwithstanding anything herein to the contrary, in no event shall the TKO Parties or their Affiliates be entitled to assume the control and defense of any Third-Party Claim in respect of the Specified Excluded Liabilities.

(e) In the event that any Indemnified Party has or may have an indemnification claim against any Indemnifying Party under this Article X that does not involve a Third-Party Claim, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party indicating, with reasonable specificity, the nature of such claim, the basis therefor, the amount and calculation of the Losses (if then known) for which the Indemnified Party is entitled to indemnification under this Article X (and a good-faith estimate of any such future Losses relating thereto), and the provision(s) of this Agreement in respect of which such Losses shall have occurred. A failure by the Indemnified Party to give notice in a timely manner pursuant to this Section 10.04(e) shall not limit the obligations of the Indemnifying Party under this Article X, except to the extent such Indemnifying Party is materially prejudiced thereby. If the Indemnifying Party disputes its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in the appropriate court of competent jurisdiction set forth in Section 12.11(a).

(f) Without limiting the other provisions of this Article X, with respect to any indemnification payments payable under this Article X, such indemnification obligations shall be satisfied by wire transfer of immediately available funds to one or more accounts designated in writing by the Indemnified Party, an amount in cash equal to the amount of such indemnification payment.

Section 10.05 Mitigation. Each of the parties hereto agrees to use, and to cause its Affiliates to use, its commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder (and the reasonable and documented costs and expenses of such mitigation incurred by such Indemnified Party shall be indemnifiable Losses hereunder). No Indemnified Party shall be entitled to be indemnified, paid or reimbursed more than once for the same Loss. Any Losses will be calculated net of: (a) insurance proceeds or other indemnification payments actually received (net of the cost of recovery, including any increases to any insurance premiums or similar fees) (including under the R&W Insurance Policy) by the Indemnified Party on account of the Loss being claimed hereunder; and (b) any Tax Benefit recognized by the Indemnified Party (or its Affiliates) on account of the Loss being claimed hereunder in the Tax year of such Loss or in any taxable period ending on or before or including the date that is one (1) year after the close of the Tax year of such Loss. In the event that any Indemnified Party actually receives any insurance proceeds (including under the R&W Insurance Policy) or indemnification payments or recognizes a Tax Benefit (in a taxable period giving rise to an adjustment under this Section 10.05) subsequent to receipt by such Indemnified Party of any indemnification payment hereunder in respect of the claims to which such insurance proceeds or indemnification payments relate, appropriate refunds (net of the cost of recovery, including any increases to any insurance premiums or similar fees), not to exceed the amount of the applicable indemnification payments against which such refunds are provided pursuant to this sentence, shall be made promptly by the relevant Indemnified Parties of all or the relevant portion of such indemnification payment previously received hereunder by such Indemnified Party.

Section 10.06 Independent Investigation. Each of the TKO Parties acknowledges that it is an informed and sophisticated purchaser experienced in the evaluation of transactions like the Transaction and it has conducted its own independent investigation, review and analysis of the Businesses, Transferred Entities, Transferred Assets, Transferred Liabilities and the business, operations, assets, Liabilities, results of operations, financial condition, software, technology and prospects of the Transferred Entities and the Businesses, which investigation, review and analysis was done by the TKO Parties and their respective Affiliates and representatives. Each of the TKO Parties has had an opportunity to discuss the management, operations and finances of the Businesses with the EDR Parties and the Transferred Entities’ officers, directors, employees, agents, representatives and Affiliates. Each of the TKO Parties acknowledges that it and its representatives have been provided adequate access to the personnel, properties, premises and records of the EDR Group for such purpose. In making its decision to execute and deliver this Agreement, to consummate the Transaction, and to accept the Transferred Equity Interests and the Transferred Assets and Transferred Liabilities at Closing in the condition they are in, each of the TKO Parties has relied solely upon the aforementioned investigation, review and analysis and not on any factual express or implied representations, warranties or opinions of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to the EDR Parties, any Transferred Entity or their respective representatives (except the specific representations and warranties of the EDR Parties set forth in Article III as modified by the EDR Disclosure Letter).

Section 10.07 No Outside Reliance.

(a) Each of the TKO Parties acknowledges and agrees that neither the EDR Parties nor the Company, or any of their respective directors, officers, employees, members, partners, agents, representatives or Affiliates (or any of such Affiliates’ directors, officers, employees, members, partners, agents or representatives), has made, nor is making, any representation or warranty whatsoever, express or implied (and neither TKO Party nor any of its Affiliates or their respective directors, officers, employees, stockholders, partners, members, agents or representatives) has relied on any representation, warranty or statement of any kind by any member of the EDR Group, beyond those expressly set forth in Article III (as modified by the EDR Disclosure Letter), in any certificate or other instruments delivered pursuant to this Agreement or in any Ancillary Agreements, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Businesses. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the EDR Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by the TKO Parties or any of their Affiliates, agents or representatives) or management presentations that have been or shall hereafter be provided to the TKO Parties or any of their Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the EDR Parties, the Company or any of their respective directors, officers, employees, partners, members, agents, representatives or Affiliates (or any of such Affiliates’ directors, officers, employees, members, partners, agents or representatives) and no representation or warranty is made as to the accuracy or completeness of any of the foregoing or the omission of any material information, whether express or implied, except as may be expressly set forth in Article III (as modified by the EDR Disclosure Letter). Each of the TKO Parties understands and agrees that any inventory, equipment, assets, properties and business of the Businesses are furnished “as is,” “where is” and subject to the representations and warranties contained in Article III, with all faults and without any other representation or warranty of any nature whatsoever. For the avoidance of doubt, the foregoing shall not limit any rights and remedies in the event of Fraud.

(b) Each of the EDR Parties acknowledges and agrees that neither TKO Party has made, nor is making, any representation or warranty whatsoever, express or implied, beyond those expressly given in Article IV. Without limiting the generality of the foregoing, it is understood that no representation or warranty is made as to the accuracy or completeness of any of the foregoing or the omission of any material information, whether express or implied, except as may be expressly set forth in Article IV.

Section 10.08 Exclusive Remedy.

(a) Except with respect to Fraud and except for any specific enforcement or other equitable remedy to which TKO may be entitled pursuant to Section 12.12, with respect to any adjustments pursuant to Section 2.04 (which shall be governed by Section 2.04) or payments pursuant to Section 5.15 (which shall be governed by Section 5.15), TKO, on behalf of itself and each of the other TKO Indemnified Parties under Section 10.02, agrees that its sole and exclusive remedy after the Closing with respect to (i) any and all claims arising from (A) any breach or failure of any of the Fundamental Representations and Warranties of the EDR Parties to be true and correct, (B) any breach of any Surviving Covenant of the EDR Parties, (C) the Pre-Closing Restructuring and (D) any Pre-Closing Tax Liabilities and (ii) any other claims arising after the Closing under, out of or relating to this Agreement and the Transaction (other than in respect of the Ancillary Agreements and the obligations of the parties thereunder) shall be pursuant to the indemnification provisions set forth in Article VIII and this Article X, and that no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all such other remedies, entitlements and recourse are expressly waived and released by TKO to the fullest extent permitted by applicable Law.

(b) Except with respect to Fraud and except for any specific enforcement remedy to which the EDR Parties may be entitled pursuant to Section 12.12, with respect to any adjustments pursuant to Section 2.04 (which shall be governed by Section 2.04) or payments pursuant to Section 5.15 (which shall be governed by Section 5.15) or Inactive Employees (which shall be governed by Section 7.02(b)), each of the EDR Parties, on behalf of itself and each of the other EDR Indemnified Parties under Section 10.03, agrees that its sole and exclusive remedy after the Closing with respect to (i) any and all claims arising from (A) any breach or failure of any of the Fundamental Representations and Warranties of TKO to be true and correct or (B) any breach of any Surviving Covenant of TKO and (ii) any other claims arising after the Closing under, out of or relating to this Agreement and the Transaction (other than in respect of the Ancillary Agreements and the obligations of the parties thereunder) shall be pursuant to the indemnification provisions set forth in Article VIII and this Article X, and that no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all such other remedies, entitlements and recourse are expressly waived and released by the EDR Parties to the fullest extent permitted by applicable Law.

(c) Notwithstanding the foregoing provisions of this Section 10.08, (i) no party hereto shall be deemed to have waived any rights, claims, causes of action or remedies against the other party for Fraud or willful misconduct by or on behalf of such party; (ii) nothing herein shall limit the remedies, entitlements or recourse of the parties hereto under any Ancillary Agreement; and (iii) nothing herein shall limit the recourse of the TKO Parties under the R&W Insurance Policy.

(d) Each of the TKO Parties and the EDR Parties acknowledges and agrees that:

(i) the parties have voluntarily agreed to define their rights, liabilities and obligations respecting the Transaction exclusively in contract pursuant to the express terms and provisions of this Agreement and hereby waive any statutory and common law remedies with respect to matters relating to the Transaction;

(ii) the provisions of and the limited remedies provided in this Article X were specifically bargained for among the parties and were taken into account by the parties in arriving at the Purchase Price;

(iii) after the Closing, no party or its Affiliates may seek the rescission of the Transaction and the parties each hereby waive and release any such rights;

(iv) the parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations, and the parties specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction; and

(v) this Agreement shall be deemed to have been jointly and equally drafted by the EDR Parties and the TKO Parties, the provisions hereof should not be construed against a party on the grounds that the party drafted or was more responsible for drafting the provision, and the language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto.

Section 10.09 Release.

(a) TKO, on behalf of itself and its Affiliates (including, after the Closing, the Transferred Entities) and any of its and their respective agents, successors and permitted assigns (such Persons, including TKO, each a “TKO Releasing Party”), at the Closing, hereby releases, remises and forever discharges all claims (other than claims under (i) this Agreement, (ii) Surviving Intercompany Agreements, (iii) the TKO Services Agreement if arising out of Fraud by the EDR Group after the execution of this Agreement but prior to the Closing, or (iv) any Ancillary Agreements and claims under commercial agreements entered into in the Ordinary Course of Business between TKO and its Affiliates, on the one hand, and the EDR Parties and their Affiliates, on the other hand) that TKO or any of its Affiliates has had, now has or might have in the future against any EDR Related Party (each, an “EDR Released Party”) arising under, in connection with or in any manner related to the conduct of the Businesses prior to Closing (the “TKO Waived Matters”). TKO hereby covenants and agrees that, other than claims under this Agreement, Surviving Intercompany Agreements, or any Ancillary Agreement, it shall not, and it shall cause the other TKO Releasing Parties not to, institute any Action in any way under, in connection with or in any manner related to the TKO Waived Matters (whether at law or in equity or based on contract, tort, statute or otherwise) against any EDR Related Party.

(b) The EDR Parties, on behalf of itself and its Affiliates (including, prior to the Closing, the Transferred Entities) and any of its and their respective agents, successors and permitted assigns (such Persons, each a “EDR Releasing Party”), at the Closing, hereby releases, remises and forever discharges all claims (other than claims under (i) this Agreement, (ii) Surviving Intercompany Agreements, (iii) the TKO Services Agreement if arising out of Fraud by the TKO Parties or their Affiliates after the execution of this Agreement but prior to the Closing, or (iv) any Ancillary Agreements and claims under commercial agreements entered into in the Ordinary Course of Business between the EDR Parties and their Affiliates, on the one hand, and TKO and its Affiliates, on the other hand) that the EDR Parties or any of its Affiliates have had, now has or might have in the future against any of the TKO Parties and their Affiliates (each, an “TKO Released Party”) arising under, in connection with or in any manner related to the conduct of the Businesses prior to Closing (the “EDR Waived Matters”). The EDR Parties hereby covenant and agree that, other than claims under this Agreement, Surviving Intercompany Agreements, or any Ancillary Agreement, it shall not, and it shall cause the other EDR Releasing Parties not to, institute any Action in any way under, in connection with or in any manner related to the EDR Waived Matters (whether at law or in equity or based on contract, tort, statute or otherwise) against any of the TKO Parties or their Affiliates.

(c) The foregoing releases extend to any and all claims of any nature whatsoever, whether known, unknown or capable or incapable of being known as of the Closing or thereafter, and include any and all claims, actions, demands, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, Contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, expenses, executions, affirmative defenses, demands and other obligations or liabilities whatsoever, in law or equity. As of the Closing, each TKO Releasing Party (in its capacity as such) hereby irrevocably agrees to refrain from, directly or indirectly, asserting, commencing, instituting or causing to be commenced, any Action, of any kind against any applicable EDR Released Party, based upon any matter purported to be released hereby. Without limiting the foregoing, each TKO Releasing Party (in its capacity as such) hereby expressly waives any and all rights and benefits conferred by the provisions of Section 1542 of the California Civil Code (“Section 1542”) and by any similar provision of the applicable laws of any other jurisdiction and expressly consents that this release shall be given full force and effect according to each of its express terms, including, but not limited to, those relating to unknown or unsuspected claims. Section 1542 states in full: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

ARTICLE XI

TERMINATION, AMENDMENT AND WAIVER

Section 11.01 Termination. This Agreement may be terminated and the Transaction abandoned:

(a) By mutual written consent of TKO and the EDR Parties at any time prior to the Closing.

(b) By either TKO or the EDR Parties, by written notice to the other, if the Closing has not occurred on or before the Outside Date, other than as a result of a breach of a representation, warranty, covenant or agreement on the part of the terminating party set forth in this Agreement that prevents the satisfaction of any of the conditions to the Closing set forth in Article IX or the Closing from occurring when required pursuant to Section 2.02; provided that if the conditions set forth in Section 9.01(b) or Section 9.02(b) (solely to the extent the statute, rule, regulation, injunction or other Governmental Order relates to an Antitrust Law or a Regulatory Approval) have not been satisfied by the Outside Date but all other conditions to the Closing have been satisfied or shall be capable of being satisfied at such time (including, for the avoidance of doubt, the completion of the Pre-Closing Restructuring), the Outside Date shall automatically be extended by an additional ninety (90) days from the Outside Date (such date, the “Extended Outside Date”).

(c) By either TKO or the EDR Parties, by written notice to the other, if consummation of the Transaction is enjoined or prohibited by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction.

(d) By TKO, by written notice to the EDR Parties, if an EDR Party has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 9.02 and (ii) either (A) cannot be cured or (B) has not been cured prior to the Outside Date or the Extended Outside Date, as applicable; provided that the TKO Parties are not then in material breach of this Agreement.

(e) By the EDR Parties, by written notice to TKO, if either TKO Party has breached or failed to perform in respect of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 9.01 and (ii) either (A) cannot be cured or (B) has not been cured prior to the Outside Date or the Extended Outside Date, as applicable; provided that neither of the EDR Parties is then in material breach of this Agreement.

(f) By TKO prior to the delivery to TKO PubCo of duly executed countersignature pages to the Written Consent from all of the Specified Stockholders, if duly executed countersignature pages to the Written Consent have not been delivered to TKO PubCo within twelve (12) hours after the execution and delivery of this Agreement.

Section 11.02 Effect of Termination. Except as otherwise set forth in this Section 11.02, in the event of termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void and have no effect, without any Liability on the part of any party hereto or its respective Affiliates, officers, directors or equity holders, other than (i) the liability of the TKO Parties or the EDR Parties, as the case may be, or any intentional and willful breach of any covenant under this Agreement occurring prior to such termination and (ii) the liability of either party hereto for Fraud, including, in each case, liability for any and all damages, costs, expenses, liabilities or other losses of any kind incurred or suffered by the non-breaching party in respect thereof. The provisions of Section 5.03(b), this Article XI, Article XII and the Confidentiality Agreement shall survive the termination of this Agreement.

ARTICLE XII

GENERAL PROVISIONS

Section 12.01 Expenses. Except as otherwise specified in this Agreement, whether the Transaction is consummated or not, each party shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement. Notwithstanding anything herein to the contrary, the EDR Parties shall be solely responsible for all (a) governmental fees and charges applicable to any requests for Government Consents and (b) the cost of “tail” policies purchased pursuant to Section 5.06.

Section 12.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt, (b) if sent by nationally recognized overnight air courier, one (1) Business Day after mailing, (c) if sent by email transmission if receipt is confirmed, and (d) if otherwise actually personally delivered, when delivered; provided that such notices, requests, claims, demands and other communications are delivered to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.02); provided, further, that EOC has full power and authority, on behalf of each EDR Party and, if prior to the Closing, the Company, to deliver and receive deliveries of all notices, requests, claims, demands and other communications hereunder:

(a)	if to the EDR Parties or, prior to the Closing, the Company:

Endeavor Operating Company, LLC

c/o Endeavor Group Holdings, Inc.

9601 Wilshire Boulevard, 3rd Floor

Beverly Hills, CA 90210

Attention:   Jason Lublin

Courtney Braun

Robert Hilton

Email:    jlublin@endeavorco.com

cbraun@endeavorco.com

rhilton@endeavorco.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention:     Justin Hamill

       Michael Anastasio

Email:       Justin.Hamill@lw.com

        Michael.Anastasio@lw.com

(b) if to the TKO Parties or, from and after the Closing, the Company:

TKO Group Holdings, Inc.

200 Fifth Avenue, 7th Floor

New York, NY 10010

Attention:    Andrew Schleimer

      Seth Krauss

Email:      aschleimer@tkogrp.com

      skrauss@tkogrp.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

Attention:     Brandon Van Dyke, Esq.; Kyle J. Hatton, Esq.

Email:       Brandon.VanDyke@skadden.com;

         Kyle.Hatton@skadden.com

Section 12.03 Public Announcements. The parties hereto agree that the initial press release to be issued with respect to the Transaction following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto. Thereafter, no party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the Transaction or otherwise communicate with any news media without the prior written consent of the other parties, except as may be required or advisable by applicable Law, Governmental Order, court process or the rules and regulations of the SEC, any national securities exchange or national securities quotation system, provided that the party proposing to issue any press release or to make any other public statement in compliance with any such disclosure obligations shall use reasonable best efforts to consult in good faith with the other party before doing so. Notwithstanding the foregoing, the parties may, without the prior written consent of or consultation with the other parties, (a) issue any press release or other public statement which is substantially consistent with the information that has previously been announced or made public in accordance with the terms of this Agreement or (b) disclose such matters to their respective employees, accountants, advisors and other representatives as necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons agree to, or are bound by contract or professional or fiduciary obligations to, keep the terms of this Agreement confidential and so long as the parties shall be responsible to the other parties hereto for breach of this Section 12.03 or such confidentiality obligations by the recipients of its disclosure).

Section 12.04 Severability. If any term or other provision of this Agreement is deemed by any court to be violative of Law or public policy and therefore invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 12.05 Schedules. The Disclosure Letters and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to any Disclosure Letter or Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Disclosure Letters with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules of this Agreement to the extent such disclosure is reasonably applicable on its face. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 12.06 Entire Agreement. This Agreement (including the Disclosure Letters), the Ancillary Agreements, the Conveyancing and Assumption Instruments and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the EDR Parties and the TKO Parties with respect to the subject matter hereof and thereof. No representations, warranties, covenants, understandings or agreements, oral or otherwise, relating to the Transaction exist between the parties, except as expressly set forth in this Agreement, the Ancillary Agreements and the Confidentiality Agreement.

Section 12.07 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors, permitted assigns, heirs, executors and administrators. No party to this Agreement may assign its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each of the other parties to this Agreement (which consent may be granted or withheld in such parties’ sole discretion); provided that an EDR Party may assign its right to receive some or all of the Equity Consideration or shares of TKO PubCo Class B Common Stock issuable to it to any Affiliate of such EDR Party. No assignment permitted by this Section 12.07 shall relieve the assignor of its obligations hereunder. Any attempted assignment or transfer in violation of this Section 12.07 shall be null and void.

Section 12.08 Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the EDR Parties and TKO or (b) by a waiver in accordance with Section 12.09; provided, however, that following the Closing, no amendment may be made that would require the approval of the stockholders of TKO PubCo under applicable Law without the consent of the stockholders of TKO PubCo.

Section 12.09 Waiver. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered by the other parties pursuant hereto, or (c) waive compliance with any of the agreements of the other parties or conditions to such parties’ obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

Section 12.10 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, (a) in the event the Closing occurs, the D&O Indemnitees (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 5.06, (b) the EDR Indemnified Parties are intended third-party beneficiaries of, and may enforce, Article X, (c) the EDR Related Parties shall be intended third-party beneficiaries of, and may enforce, Article X, and (d) Prior Company Counsel and the Designated Persons shall be intended third-party beneficiaries of, and may enforce, Section 12.15.

Section 12.11 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) Except as otherwise provided in this Agreement, this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Except as otherwise provided in this Agreement, the parties hereto irrevocably (i) consent to submit to the exclusive jurisdiction of the Delaware Court of Chancery or any Federal court located in the State of Delaware, for the purposes of any Action arising out of this Agreement or the Transaction, (ii) waive any objection to the laying of venue of any Action brought in such court, (iii) waive and agree not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum, and (iv) agree that service of process or of any other papers upon such party by registered mail at the address to which notices are required to be sent to such party under Section 12.02 shall be deemed good, proper and effective service upon such party.

(c) Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Action arising out of this Agreement, the Ancillary Agreements, or the Transaction. Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Action, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 12.11(c).

Section 12.12 Enforcement. The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. To the extent any party hereto brings an Action to enforce specifically the performance of the terms and provisions of this Agreement (other than an Action to enforce specifically any provision that by its terms requires performance after the Closing or expressly survives termination of this Agreement), the Outside Date or the Extended Outside Date, as applicable, shall automatically be extended to (a) the twentieth (20th) Business Day following the resolution of such Action or (b) such other time period established by the court presiding over such Action. The remedies available to the EDR Parties pursuant to this Section 12.12 shall be in addition to any other remedy to which it is entitled at law or in equity.

Section 12.13 Non-Recourse. This Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement or the Transaction may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any Liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the EDR Parties or the TKO Parties under this Agreement (whether for indemnification or otherwise) or of or for any Action based on, arising out of, or related to this Agreement or the Transaction.

Section 12.14 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or electronic mail in portable document format) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 12.15 Waiver of Conflicts; Non-Assertion of Attorney-Client Privilege.

(a) Conflicts of Interest. The TKO Parties acknowledge that Latham & Watkins LLP, the in-house legal counsel of the Company or the EDR Parties prior to Closing, and such other Persons set forth on Section 12.15 of the EDR Disclosure Letter (collectively, “Prior Company Counsel”) have, on or prior to the Closing, represented one or more of the Transferred Entities, the EDR Parties and their Affiliates, and each of their respective officers, employees and directors (each such Person, other than the Transferred Entities, a “Designated Person”) in one or more matters relating to this Agreement, any other agreements contemplated hereby or the Transaction (including any matter that may be related to an Action or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) (each, an “Existing Representation”), and that, in the event of any post-Closing matters (i) relating to this Agreement, any other agreements contemplated hereby or the Transaction (including any matter that may be related to an Action or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) and (ii) in which TKO or any of its Affiliates (including the Transferred Entities), on the one hand, and one or more Designated Persons, on the other hand, are or may be adverse to each other (each, a “Post-Closing Matter”), the Designated Persons reasonably anticipate that Prior Company Counsel will represent them in connection with such matters. Accordingly, each of the TKO Parties hereby (A) waives and shall not assert, and agrees after the Closing to cause its Affiliates (including the Transferred Entities) to waive and to not assert, any conflict of interest arising out of or relating to the representation by one or more Prior Company Counsel of one or more Designated Persons in connection with one or more Post-Closing Matters (each, a “Post-Closing Representation”), and (B) agrees that, in the event that a Post-Closing Matter arises, Prior Company Counsel may represent one or more Designated Persons in a Post-Closing Matter even though the interests of such Person(s) may be directly adverse to TKO or any of its Affiliates (including the Transferred Entities), and even though Prior Company Counsel may (x) have represented the Transferred Entities in a matter substantially related to such dispute or (y) be currently representing TKO, a Transferred Entity or any of their respective Affiliates. Without limiting the foregoing, each of the TKO Parties (on behalf of itself and its Affiliates (including, following the Closing, the Transferred Entities)) consents to the disclosure by Prior Company Counsel, in connection with one or more Post-Closing Representations, to the Designated Persons of any information learned by Prior Company Counsel in the course of one or more Existing Representations, whether or not such information is subject to the attorney-client privilege of the Transferred Entities or Prior Company Counsel’s duty of confidentiality as to the Transferred Entities and whether or not such disclosure is made before or after the Closing.

(b) Attorney-Client Privilege. Each of the TKO Parties (on behalf of itself and its Affiliates (including, following the Closing, the Transferred Entities)) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication between any Prior Company Counsel, on the one hand, and any Designated Person or the Transferred Entities (collectively, the “Pre-Closing Designated Persons”), or any advice given to any Pre-Closing Designated Person by any Prior Company Counsel, occurring during one or more Existing Representations (collectively, “Pre-Closing Privileges”) in connection with any Post-Closing Representation, including in connection with a dispute between any Designated Person and one or more of TKO, a Transferred Entity and their respective Affiliates, it being the intention of the parties hereto that all rights to such Pre-Closing Privileges, and all rights to waive or otherwise control such Pre-Closing Privilege, shall be retained by the EDR Parties, and shall not pass to or be claimed or used by a TKO Party or a Transferred Entity, except as provided in the last sentence of this Section 12.15(b). Furthermore, each of the TKO Parties (on behalf of itself and its Affiliates (including, following the Closing, the Transferred Entities)) acknowledges and agrees that any advice given to or communication with any of the Designated Persons shall not be subject to any joint privilege (whether or not a Transferred Entity also received such advice or communication) and shall be owned solely by such Designated Persons. Notwithstanding the foregoing, in the event that a dispute arises between a TKO Party or a Transferred Entity, on the one hand, and a third party other than a Designated Person, on the other hand, the TKO Parties shall cause the Transferred Entities and their Affiliates to assert the Pre-Closing Privileges on behalf of the Designated Persons to prevent disclosure of Privileged Materials to such third party; provided, however, that such privilege may be waived only with the prior written consent of the EDR Parties.

(c) Privileged Materials. All such Pre-Closing Privileges, and all books and records and other documents of the Transferred Entities or the Businesses containing any advice or communication that is subject to any Pre-Closing Privilege (“Privileged Materials”), shall be excluded from the purchase, and shall be distributed to the EDR Parties (on behalf of the applicable Designated Persons) immediately prior to the Closing with (in the case of such books and records) no copies retained by the Transferred Entities. Absent the prior written consent of the EDR Parties, neither of the TKO Parties nor (following the Closing) the Transferred Entities shall have a right of access to Privileged Materials.

(d) Miscellaneous. Each of the TKO Parties hereby acknowledges that it has had the opportunity (including on behalf of its Affiliates and the Transferred Entities) to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Prior Company Counsel. This Section 12.15 shall be irrevocable, and no term of this Section 12.15 may be amended, waived or modified, without the prior written consent of the EDR Parties and Prior Company Counsel affected thereby.

(Signature Pages Follow)

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the date first above written.

TKO:

TKO Operating Company, LLC

By:	/s/ Andrew Schleimer
	Name:	Andrew Schleimer
	Title:	Chief Financial Officer

TKO PUBCO:

TKO Group Holdings, Inc.

By:	/s/ Andrew Schleimer
	Name:	Andrew Schleimer
	Title:	Chief Financial Officer

COMPANY:

Trans World International, LLC

By:	/s/ Jason Lublin
	Name:	Jason Lublin
	Title:	Chief Financial Officer

IMG Worldwide:

IMG Worldwide, LLC

By:	/s/ Jason Lublin
	Name:	Jason Lublin
	Title:	Chief Financial Officer

EOC:

Endeavor Operating Company, LLC

By:	/s/ Jason Lublin
	Name:	Jason Lublin
	Title:	Chief Financial Officer

Exhibit 99.1

TKO ANNOUNCES APPROVAL OF CAPITAL RETURN PROGRAM;

ALSO ANNOUNCES STRATEGIC ACQUISITION OF SPORTS ASSETS FROM ENDEAVOR

Board Authorized $2 Billion Share Repurchase Program and

Approved Initiation of Quarterly Cash Dividend Program of $75 Million

All-Equity Transaction Includes Professional Bull Riders, On Location, and IMG

Special Committee of TKO’s Independent Directors Unanimously Recommended Approval of Transaction

NEW YORK (October 24, 2024) – TKO Group Holdings, Inc. (“TKO”) (NYSE: TKO), a premium sports and entertainment company, announced today that its board of directors has authorized a share repurchase program of up to $2.0 billion of its Class A common stock and the initiation of a quarterly cash dividend program pursuant to which holders of TKO’s Class A common stock will receive their pro rata share of $75.0 million in quarterly distributions to be made by TKO Operating Company, LLC.

Also today, TKO announced it has reached a definitive agreement with Endeavor Group Holdings, Inc. (“Endeavor”) (NYSE: EDR) to acquire Professional Bull Riders (“PBR”), On Location, and IMG in an all-equity transaction valued at $3.25 billion. In addition to complementing TKO’s existing core UFC and WWE businesses, the strategic acquisition of these sports and hospitality assets from Endeavor expands TKO’s operational footprint in the fast-growing premium sports market and enables direct participation in the upside from partner leagues and events.

Ariel Emanuel, Executive Chair and CEO of TKO, said: “Today’s announcements reflect the continued strength of our underlying business and our commitment to deploying capital through a balanced capital allocation strategy, including through our share repurchase program and quarterly cash dividend program. This underscores our continued focus on delivering sustainable long-term value for our shareholders.”

Mark Shapiro, President and COO of TKO, said: “PBR, On Location, and IMG are industry-leading assets that meaningfully enhance TKO’s portfolio and strengthen our position in premium sports globally. Within TKO, they will help power the growth of our revenue streams and position us to capture even more upside from some of the most attractive parts of our sports ecosystem: media rights, live events, ticket sales, premium experiences, brand partnerships, and site fees. These assets are already built into our business strategy at TKO and will serve to further enhance our strong track record of execution across UFC and WWE.”

TRANSACTION EXPANDS TKO’S LEADERSHIP AND POWERS GROWTH IN PREMIUM SPORTS

PBR is the world’s premier bull riding league organizing more than 200 annual live events, welcoming approximately 1.25 million fans, and reaching more than 285 million households in more than 65 territories. PBR CEO and Commissioner Sean Gleason will continue to lead the organization.

On Location is a leading provider of premium experiences for fans attending more than 1,200 sporting events, including the Super Bowl, Ryder Cup, NCAA Final Four, FIFA World Cup 26, and the 2026 and 2028 Olympic and Paralympic Games, in addition to year-round live events organized by UFC and WWE. On Location president Paul Caine will continue to lead the organization.

IMG is one of the world’s largest global distributors and producers of sports content, packages and sells media rights and brand partnerships, and provides industry-leading strategic consultancy, digital services, and event management for more than 200 rightsholders. Clients include the National Football League, English Premier League, International Olympic Committee, National Hockey League, Major League Soccer, ATP and WTA Tours, the All England Lawn Tennis & Croquet Club (Wimbledon), EuroLeague Basketball, DP World Tour, and The R&A, as well as UFC, WWE, and PBR. The acquisition of IMG does not include businesses associated with the IMG brand in licensing, models, and tennis representation, nor IMG’s full events portfolio. Adam Kelly will lead IMG as president.

Transaction Details

Under the terms of the agreement, TKO will acquire the Endeavor assets for a total consideration of $3.25 billion, based on the 25-trading-day volume-weighted average price of TKO’s Class A common stock for the period ending on October 23, 2024. Endeavor will receive approximately 26.14 million common units of TKO Operating Company, LLC and will subscribe for an equal number of shares of TKO’s Class B common stock, with Endeavor expected to own approximately 59% of TKO alongside the other existing TKO shareholders, who will own the remaining 41% upon completion of the transaction. The transaction is also subject to purchase price adjustments to be settled in cash and equity.

TKO formed a Special Committee of independent directors of the board to review, negotiate, and consider the proposed transaction. The Special Committee reviewed, negotiated, unanimously approved, and recommended approval of the proposed transaction by TKO’s board of directors. Following formal and unanimous approval by TKO’s board of directors, the definitive agreement was signed, and the transaction was approved by the written consent of stockholders representing a majority of the outstanding voting interests of TKO.

The transaction is subject to the satisfaction of customary closing conditions and required regulatory approvals. No other stockholder approval is required. The transaction is expected to close in the first half of 2025.

Advisors

Morgan Stanley & Co. LLC is serving as financial advisor to TKO. Latham & Watkins LLP is serving as legal advisor to Endeavor. Moelis & Company LLC is serving as financial advisor to the special committee and Skadden, Arps, Slate, Meagher & Flom LLP as legal advisor to the special committee.

CAPITAL RETURN PROGRAM

TKO will determine at its discretion the timing and the amount of any repurchases based on its evaluation of market conditions, share price, and other factors. Repurchases under the share repurchase program may be made in the open market, in privately negotiated transactions or otherwise, and TKO is not obligated to acquire any particular amount under the share repurchase program. The share repurchase program has no expiration, is expected to be completed within approximately three to four years and may be modified, suspended, or discontinued at any time.

TKO’s dividend will be paid quarterly to TKO’s Class A common shareholders. TKO intends to begin making quarterly cash dividend payments on March 31, 2025. Future declarations of quarterly dividends are subject to the determination and discretion of TKO based on its consideration of various factors, such as its results of operations, financial condition, market conditions, earnings, cash flow requirements, restrictions in its debt agreements and legal requirements and other factors that TKO deems relevant.

The share repurchase program authorization and approval to initiate a quarterly cash dividend program are separate from and are not conditional upon TKO closing the acquisition of PBR, On Location, and IMG.

Webcast

TKO will make public a recorded audio webcast at 8 a.m. ET today to discuss this transaction and capital return program. Management will also provide an update on TKO’s expected results for the third quarter of 2024 and full-year guidance expectations, which will be reported on TKO’s earnings call scheduled for Wednesday, November 6, 2024, 5 p.m. ET / 2 p.m. PT. Today’s audio webcast and the accompanying presentation materials can be accessed at investor.tkogrp.com. The link to the webcast, as well as a recording, will also be available on the website after the call concludes.

About TKO

TKO Group Holdings, Inc. (NYSE: TKO) is a premium sports and entertainment company. TKO includes UFC, the world’s premier mixed martial arts organization, and WWE, the recognized global leader in sports entertainment. Together, our organizations reach more than 1 billion households in approximately 210 countries and territories, and we organize more than 300 live events year-round, attracting more than two million fans. TKO is majority owned by Endeavor Group Holdings, Inc. (NYSE: EDR), a global sports and entertainment company.

About Endeavor

Endeavor (NYSE: EDR) is a global sports and entertainment company, home to many of the world’s most dynamic and engaging storytellers, brands, live events, and experiences. The Endeavor network specializes in talent representation through entertainment agency WME; sports operations and advisory, event management, media production and distribution, and brand licensing through IMG; live event experiences and hospitality through On Location; full-service marketing through global cultural marketing agency 160over90; and sports data and technology through OpenBet. Endeavor is also the majority owner of TKO Group Holdings (NYSE: TKO), a premium sports and entertainment company comprising UFC and WWE.

About PBR

PBR is the world’s premier bull riding organization. More than 500 bull riders compete in more than 200 events annually across the televised PBR Unleash The Beast tour (UTB), which features the top bull riders in the world; the PBR Pendleton Whisky Velocity Tour (PWVT); the PBR Touring Pro Division (TPD); and the PBR’s international circuits in Australia, Brazil, and Canada. In 2022, PBR launched the nationally televised PBR Team Series—eight teams of the world’s best bull riders competing for a new championship expanding to 10 teams in 2024—as well as the PBR Challenger Series with more than 60 annual events nationwide. The organization’s digital assets include PBR RidePass on Pluto TV, which is home to Western sports. PBR is a subsidiary of Endeavor, a global sports and entertainment company. For more information, visit PBR.com, or follow on Facebook at Facebook.com/PBR, Twitter at Twitter.com/PBR, and YouTube at YouTube.com/PBR.

About On Location

On Location is a global leader in premium experiential hospitality, offering ticketing, curated guest experiences, live event production and travel management across sports, entertainment, fashion and culture. On Location provides unrivaled access for corporate clients and fans looking for official, immersive experiences at marquee events, including the Olympic and Paralympic Games, FIFA World Cup 2026, Super Bowl, NCAA Final Four, and more. An official partner and/or service provider to over 150 iconic rights holders, such as the IOC (Milano Cortina 2026, LA 2028), FIFA, NFL, NCAA, UFC and PGA of America, and numerous musical artists and festivals, the company also owns and operates a number of its own unique experiences. On Location is a subsidiary of Endeavor, a global sports and entertainment company.

About IMG

IMG is an industry-leading global sports marketing agency, specializing in media rights management and sales, multi-channel content production and distribution, brand partnerships, digital services, and events management. It powers growth of revenues, fanbases and IP for more than 200 federations, associations, events, and teams, including the National Football League, English Premier League, International Olympic Committee, National Hockey League, Major League Soccer, ATP and WTA Tours, the All England Lawn Tennis & Croquet Club (Wimbledon), EuroLeague Basketball, DP World Tour, and The R&A, as well as UFC, WWE, and PBR. IMG is a subsidiary of Endeavor, a global sports and entertainment company.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. TKO intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the acquisition transaction, including the anticipated timing for its closing, the expected impacts and benefits therefrom, and the expected share ownership of TKO following its consummation, and expectations regarding TKO’s capital return program, including the purchases under and completion of the share repurchase program and TKO’s dividend program, including the expected timing and amount of dividends thereunder. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “contemplates,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. Any such forward-looking statement represents management’s expectations as of the date of this filing. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect TKO’s businesses and the price of its securities; uncertainties as to the timing of the consummation of the transaction and the possibility that any or all of the various conditions to the consummation of the transaction may not be satisfied or waived; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement and the transaction; the effect of the announcement, pendency or completion of the transaction on TKO’s business relationships, operating results, and business generally; the transaction may involve unexpected costs, liabilities and/or delays; TKO’s businesses may suffer as a result of uncertainty surrounding the transaction and disruptions of management’s attention due to the transaction; the risk that integration of the transferred businesses post-closing may not occur as anticipated; unfavorable outcome of legal proceedings that may be instituted against TKO following the announcement of the transaction; the risk that TKO’s stock price may decline following the announcement of the transaction; and risks related to the capital return program. These and other important factors discussed in Part I, Item 1A “Risk Factors” in TKO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as any such factors may be updated from time to time in TKO’s other filings with the Securities and Exchange Commission could cause actual results to differ materially from those indicated by the forward-looking statements contained in this press release. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, TKO undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Website Disclosure

Investors and others should note that TKO announces material financial and operational information to its investors using press releases, SEC filings and public conference calls and webcasts, as well as its Investor Relations site at investor.tkogrp.com. TKO may also use its website as a distribution channel of its material information. In addition, you may automatically receive email alerts and other information about TKO, UFC and WWE when you enroll your email address by visiting the “Investor Email Alerts” option under the Resources tab on investor.tkogrp.com.

Contacts

TKO

Investors: Seth Zaslow szaslow@tkogrp.com

Media: tko@brunswickgroup.com

Endeavor

Investors: investor@endeavorco.com

Media: press@endeavorco.com